                       Pre-Effective Amendment No. 1 to
                     Registration Statement No. 333-49475


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   Form S-6

                  REGISTRATION STATEMENT UNDER THE SECURITIES
                         ACT OF 1933 OF SECURITIES OF
                       UNIT INVESTMENT TRUSTS REGISTERED
                                ON FORM N-8B-2

A.    Exact name of Trust:   Massachusetts Mutual Variable Life Separate
                             Account I

B.    Name of Depositor:     Massachusetts Mutual Life Insurance Company

C.    Complete address of    1295 State Street
      Depositor's principal Springfield, MA 01111 executive offices:

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as possible after the effective date of this Registration Statement.

Pursuant to Rule 24-F-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said section, may determine.

____________________________
STATEMENT PURSUANT TO RULE 24F-2
The Registrant registers an indefinite number or amount of its variable life insurance contracts under the Securities Act of 1933 pursuant to Rule 24F-2 under the Investment Company Act of 1940. The Rule 24F-2 notice for Registrant's fiscal year ending December 31, 1997 was filed on March 20, 1998.

                       CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-8B-2

Item No. of
Form N-8B-2      Caption
-----------      -------
     1       Cover Page; Definition of Terms; The Separate Account
     2       Cover Page; MassMutual and the Separate Account
     3       Cover Page; MassMutual and the Separate Account
     4       Sales and Other Agreements
     5       MassMutual and the Separate Account
     6       MassMutual and the Separate Account
     7       Not Applicable
     8       Appendix F.  Financial Statement
     9       Legal Proceedings
     10      Cover Page; Introduction; Detailed Information about the Policy; Transfers; Surrender Charges;
             Withdrawals; Death Benefit; Voting Rights; Free Look Provision
     11      MassMutual and the Separate Account
     12      MassMutual and the Separate Account; Sales and Other Agreements
     13      MassMutual and the Separate Account; Charges and Deductions
     14      Introduction; MassMutual and the Separate Account; Detailed Information About the Policy; The
             Investment Advisors and Portfolio Managers; MassMutual and the Separate Account; Surrender
             Charges; Other Charges; Sales and Other Agreements
     15      Introduction; Detailed Information About the Policy; Exhibit 99(11)
     16      Introduction; MassMutual and the Separate Account
     17      Introduction; Account Value and Net Surrender Value; Withdrawal Fee; Exhibit 99(11)
     18      MassMutual and the Separate Account
     19      Records and Reports
     20      Not Applicable
     21      Introduction; Policy Loan Privilege
     22      Assignment
     23      Bonding Arrangement
     24      Detailed Information About the Policy; MassMutual and the Separate Account
     25      MassMutual and the Separate Account
     26      MassMutual; The Investment Advisers
     27      Detailed Information About the Policy; MassMutual and the Separate Account
     28      Appendix C; Directors and Executive Officers of MassMutual
     29      MassMutual and the Separate Account
     30      Not Applicable

                       CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-8B-2

Item No. of
Form N-8B-2    Caption
-----------    -------
     31      Not Applicable
     32      Not Applicable
     33      Not Applicable
     34      Not Applicable
     35      Detailed Information about the Policy; Sales and Other Agreements
     36      Not Applicable
     37      Not Applicable
     38      Sales and Other Agreements
     39      Sales and Other Agreements
     40      Sales and Other Agreements
     41      Sales and Other Agreements
     42      Not Applicable
     43      Sales and Other Agreements
     44      Detailed Information About the Policy; MassMutual and the Separate Account; Charges for Federal
             Taxes;
     45      Not Applicable
     46      Account Values; MassMutual and the Separate Account
     47      MassMutual and the Separate Account
     48      MassMutual and the Separate Account
     49      Detailed Information About the Policy
     50      MassMutual and the Separate Account
     51      Cover Page; Detailed Information About the Policy; Additional Information
     52      MassMutual and the Separate Account; Reservation of Rights
     53      Federal Income Tax Considerations
     54      Not Applicable
     55      Not Applicable
     56      Not Applicable
     57      Not Applicable
     58      Not Applicable
     59      Appendix F

         FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICIES*
             ISSUED BY MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY


This Prospectus describes a flexible premium adjustable variable life insurance policy (the "Policy") offered by Massachusetts Mutual Life Insurance Company ("MassMutual"). The Policy, for as long as it remains in force, provides lifetime insurance protection on the Insured named in the Policy, and pays a Death Benefit at the death of the Insured. The minimum Initial Face Amount which may be purchased is $50,000 currently. The Policy is designed to provide flexibility of premium payments and Death Benefits by permitting the Owner, subject to certain restrictions, to vary the frequency and amount of premium payments and to increase or decrease the Death Benefit payable under the Policy. This flexibility allows an Owner to provide for changing insurance needs under a single insurance policy. A Policy also may be surrendered for its Net Surrender Value.

The Owner may allocate Net Premiums and Account Value among the divisions (the "Divisions") of the designated segment of MassMutual Variable Life Separate Account I (the "Separate Account") and a Guaranteed Principal Account (the "GPA"). The assets of each Division will be used to purchase, at net asset value, shares of a designated investment fund. Currently, the available funds include six funds of the MML Series Investment Fund (the "MML Trust"), four funds of the Oppenheimer Variable Account Funds (the "Oppenheimer Trust"), one fund of the Variable Insurance Products Fund II (VIP II managed by Fidelity Management & Research Company), one fund of the T. Rowe Price Equity Series, Inc., and one fund of the American Century Variable Portfolios, Inc. The individual funds are as follow.

MML TRUST                OPPENHEIMER TRUST                   VARIABLE INSURANCE PRODUCTS FUND II
---------                 ---------------------------------  -----------------------------------
MML Equity Fund          Oppenheimer Aggressive Growth Fund  VIP II Contrafund Portfolio
MML Money Market Fund    Oppenheimer Global Securities Fund
MML Managed Bond Fund    Oppenheimer Growth Fund             T. ROWE PRICE EQUITY SERIES, INC.
                                                             ---------------------------------
MML Blend Fund           Oppenheimer Strategic Bond Fund     T. Rowe Price Mid-Cap Growth Portfolio
MML Equity Index Fund
MML Small Cap Value                                          AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
  Equity Fund                                                ------------------------------------------
                                                             American Century VP Income & Growth

The Owner bears the investment risk of any Account Value allocated to the Separate Account. The Death Benefit may, and the Net Surrender Value will, vary depending on the investment performance of the Divisions. While there is no guaranteed minimum Net Surrender Value for funds invested in the Separate Account, as long as a Policy is in force the Policy's Death Benefit will never be less than the Face Amount less any Policy Debt and any unpaid premiums. Furthermore, the Policy will not terminate if the Policy Value is sufficient to pay the Monthly Charges or if the Safety Test has been met during a Guarantee Period.

All Policies are serviced through MassMutual's Administrative Office, located at 1295 State Street, Springfield, Massachusetts 01111-0001. The telephone number is (413) 788-8411.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE PROSPECTUSES FOR THE INDIVIDUAL INVESTMENT FUNDS.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FURTHER REFERENCE.

THE PURPOSE OF THE POLICY WE ARE OFFERING IS TO PROVIDE INSURANCE PROTECTION.
WE DO NOT CLAIM THE POLICY IS IN ANY WAY SIMILAR TO OR COMPARABLE WITH A MUTUAL FUND'S SYSTEMATIC INVESTMENT PLAN. REPLACING EXISTING INSURANCE WITH THE POLICY DESCRIBED IN THIS PROSPECTUS MAY NOT BE TO YOUR ADVANTAGE.


                                 JUNE 25, 1998

This Prospectus does not constitute an offer or solicitation to acquire any interest or participation in the flexible premium adjustable variable life insurance policies offered by this Prospectus in any jurisdiction to anyone to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

*Title may vary in some jurisdictions.

                               TABLE OF CONTENTS

I.   INTRODUCTION                                                                    3
II.  DETAILED DESCRIPTION OF THE POLICY
     Availability of Policy                                                          4
     Death Benefit                                                                   4
     Premiums                                                                        5
     Transfers                                                                       7
     Policy Termination and Reinstatement                                            7
     Charges and Deductions                                                          8
     Deductions from Premiums                                                        8
     Monthly Charges Against the Account Value                                       9
     Daily Charges Against the Separate Account                                      9
     Surrender Charges                                                               9
     Other Charges                                                                  10
     Account Value and Net Surrender Value                                          10
     Policy Loan Privilege                                                          10
     Free Look Provision                                                            11
     The Guaranteed Principal Account                                               11
     When We Pay Proceeds                                                           12
     Federal Income Tax Considerations                                              12
     Your Voting Rights                                                             14
     Reservation of Rights                                                          15
     Additional Benefits You Can Get by Rider                                       15
     Payment Options                                                                15
     Beneficiary                                                                    16
     Assignment                                                                     16
     Limits on Our Right to Challenge the Policy                                    17
     Error of Age or Sex                                                            17
     Suicide                                                                        17
     Sales and Other Agreements                                                     17
     Compensation                                                                   17
     Bonding Arrangement                                                            18
     Legal Proceedings                                                              18
     Experts                                                                        18
III. ADDITIONAL INFORMATION
     MassMutual                                                                     18
     Records and Reports                                                            19
     The Separate Account                                                           19
     MML Trust and Oppenheimer Trust                                                19
     Variable Insurance Products  Fund II                                           20
     T. Rowe Price Equity Series, Inc.                                              20
     American Century Variable Portfolios                                           20
     The Investment Advisers                                                        22
APPENDIX A
     Definition of Terms                                                            23
APPENDIX B
     Examples of Death Benefit Option Changes                                       25
APPENDIX C
     Rates of Return                                                                26
APPENDIX D
     Illustration of Death Benefits, Net Surrender Values, and Accumulated Premiums 30
APPENDIX E
     Directors of MassMutual                                                        43
     Executive Vice Presidents                                                      44
APPENDIX F
     Financial Statements                                                           46

I. INTRODUCTION

NOTE: PLEASE REFER TO APPENDIX A, GLOSSARY FOR DEFINITIONS OF THE TERMS CONTAINED IN THIS PROSPECTUS.

You should consult Your Policy for further understanding of its term and conditions and for any state-specific provisions and variances that may apply to Your Policy.


The Policy is a life insurance contract providing a Death Benefit, an Account Value, surrender rights, policy loan privileges, and other features traditionally associated with life insurance. The Policy is a "flexible premium" policy because there is no fixed schedule of premium payments. Although the Owner may establish a schedule of premium payments ("Planned Premium Payments"), failure to make a Planned Premium Payment will not necessarily cause a Policy to terminate nor will making the Planned Premium payments guarantee a Policy will remain in force. The flexibility of premium payment timing and amount allows an Owner to match premium payments to income flows or other financial decisions.

The Policy is "adjustable" because the Owner may choose to increase or decrease the Death Benefit and to change the Death Benefit Option under the Policy. The Policy is "variable" because the Death Benefit may, and the Net Surrender Value will, vary in relation to the investment experience of the Divisions of the Separate Account to which an Owner has allocated Net Premiums. Additionally, the GPA's crediting interest rate may be adjusted periodically, although it will not drop below 3%.

The following diagram summarizes the elements of this Policy, and how the Policy works.

                             HOW THE POLICY WORKS

                                PREMIUM PAYMENT

                   A Premium Expense Charge is deducted from
                    each Premium Payment (graphic arrow to
                                "Net Premium")

                                  NET PREMIUM

                       Net Premium and Account Value are
                     allocated among the Divisions of the
                           Separate Account and the
                    GPA (graphic arrow to "Account Value")

                                         --------------------------------------------

        INVESTMENT EARNINGS                              ACCOUNT VALUE                           ACCOUNT VALUE CHARGES
Investment earnings of the Divisions of                                                  Monthly deductions for administrative,
 the Separate Account less fund                                                            Insurance, and rider expenses are
 investment management fees and separate    The Account Value is allocated among the              deducted each month
 account fees are credited/ debited daily        available investment options.
                                                (graphic arrow to "Account Value
Interest is credited on values in the          Charges", "Owner Access to Account
 Guaranteed Principal Account                 Value", "Death Benefit" and "Policy               OWNER ACCESS TO ACCOUNT VALUE
                                                         Surrender")
(graphic arrow to "Account Value")                                                           You may access Account Values through
                                                                                                     loans and withdrawals

                                         --------------------------------------------
              DEATH BENEFIT                                                                           POLICY SURRENDER

A choice of 3 Death Benefit Options is                                                   In the first 14 years of coverage, if
 available.  The Option chosen may be                                                     coverage is surrendered, a surrender
 changed at a later date                                                                    charge will be deducted from the
                                                                                                   surrender proceeds

II.  DETAILED DESCRIPTION OF THE POLICY

AVAILABILITY OF THE POLICY

Individuals wishing to purchase a Policy must send a completed application to MassMutual's Administrative Office. Under our current rules, which can be changed at our sole discretion, the minimum Initial Face Amount of a Policy is $50,000. The Policy can be issued to an Insured between the ages of 18 and 85 inclusive. Before issuing a Policy, MassMutual will require satisfactory evidence of insurability, which usually will include a medical examination.

The Policy is available to individuals who are purchasing a Policy in connection with employee benefit plans that qualify for tax benefits under the Internal Revenue Code (the "qualified market") and to other individuals (the "nonqualified market").

UNISEX Policies issued in states requiring "unisex" policies (currently only
Montana) provide policy values that do not vary by the sex of the Insured.   In
addition, Policies issued in conjunction with employee benefit plans provide policy values that do not vary by sex. Thus, references in the Prospectus to sex-distinct policy values are not applicable to Policies issued in Montana or issued in conjunction with employee benefit plans. Illustrations showing the effect of these unisex rates on premiums, Net Surrender Values and Death Benefits are available from MassMutual on request.

DEATH BENEFIT

As long as the Policy remains in force, MassMutual will, upon due proof of the death of the Insured, pay the Death Benefit of the Policy to the named Beneficiary. Although MassMutual normally will pay the Death Benefit within seven days of receiving satisfactory proof of the Insured's death, the Company may delay payments under certain circumstances. All or part of the Death Benefit can be paid in cash or under one or more of the payment options set forth in the Policy.

MINIMUM DEATH BENEFIT. In order to qualify as life insurance pursuant to I.R.C.
Section 7702, the Policy has a Minimum Death Benefit. The Minimum Death Benefit is determined using one of two allowable Death Benefit Compliance Tests. The applicable Test is chosen at the time of application and cannot be changed after the Policy is issued. Under one of the tests, the Cash Value Test, the Minimum Death Benefit is equal to an applicable percentage of the Account Value. The applicable percentage depends on the sex (male, female, unisex), tobacco classification, and Attained Age of the Insured. Under the other test, the Guideline Premium Test, the Minimum Death Benefit also is equal to an applicable percentage of the Account Value, but the percentage varies only by the Attained Age of the Insured. The applicable percentages are set forth in the Policy.

The choice of the Guideline Premium Test or the Cash Value Test will depend on how You intend to pay premiums. In general, if You intend to pay premiums in early policy years only, the Cash Value Test may be more appropriate. If You intend to pay level premiums over a long period of years, the Guideline Premium Test may be more appropriate. It is important You see policy illustrations of both approaches to determine how the policy works under each approach, and which is best for You.


DEATH BENEFIT OPTIONS. The Death Benefit is the amount of the benefit provided under the Death Benefit Option in effect on the date of death, less any outstanding Policy Debt and less any unpaid premium needed to avoid policy termination under the grace period provision. (See POLICY TERMINATION AND REINSTATEMENT). The Owner may choose one of three Death Benefit Options: Option 1 (a level amount option) or Options 2 or 3 (variable amount options). The Death Benefit Option is chosen in the application and subsequently may be changed subject to certain restrictions described in CHANGES IN THE DEATH BENEFIT OPTION.

Options 1, 2 and 3 provide the following benefits.

OPTION 1 - Under Option 1, the benefit provided is the greater of: (a) the Face Amount on the date of death; and (b) the Minimum Death Benefit on the date of death.

OPTION 2 - Under Option 2, the benefit provided is the greater of: (a) the Face Amount plus the Account Value on the date of death; and (b) the Minimum Death Benefit on the date of death.

OPTION 3 - Under Option 3, the benefit provided is the greater of: (a) the Face Amount plus the premiums paid less any premiums refunded (See PREMIUM LIMITATIONS) under the Policy to the date of death; and (b) the Minimum Death Benefit on the date of death.

The following examples illustrate how changes in the Account Value and the amount of premiums paid may affect the Death Benefits under Options 1, 2, and 3.

EXAMPLE I

Under Option 1, the Death Benefit will remain at the Face Amount, in this example $1,000,000, unless the Minimum Death Benefit exceeds the Face Amount.

Assume the Owner has selected Option 1 with a Face Amount of $1,000,000. The Account Value is $50,000. The Death Benefit in this case is $1,000,000. The Minimum Death Benefit is $219,000. If the Account Value increases to $80,000, the Minimum Death Benefit increases to $350,400, but the Death Benefit remains at $1,000,000. If the Account Value decreases to $30,000, the Minimum Death Benefit decreases to $131,400 and the Death Benefit still remains at $1,000,000.

EXAMPLE II

Under Option 2, the Death Benefit will be the Face Amount plus the Account Value unless the Minimum Death Benefit exceeds the sum of the Face Amount plus the Account Value.

Assume the Owner has selected Option 2 with a Face Amount of $1,000,000. The Account Value is $50,000, and the Minimum Death Benefit is $219,000. The Death Benefit in this case is $1,050,000 (Face Amount plus Account Value). If the Account Value increases to $80,000, the Minimum Death Benefit will increase to $350,400, and the Death Benefit will increase to $1,080,000. If the Account Value decreases to $30,000, the Minimum Death Benefit will decrease to $131,400, and the Death Benefit will decrease to $1,030,000.

EXAMPLE III

Under Option 3, the Death Benefit will be the Face Amount plus the premiums paid under the Policy, less any premium refunds, unless the Minimum Death Benefit exceeds the sum of the Face Amount plus the premiums paid.

Assume the Owner has selected Option 3 with a Face Amount of $1,000,000. The Account Value is $50,000, the Minimum Death Benefit is $219,000 and premiums paid under the Policy to-date total $40,000. The Death Benefit in this case is $1,040,000. If an additional $30,000 of premium is paid into the Policy and the Account Value increases to $80,000, the Minimum Death Benefit will increase to $350,400, and the Death Benefit will increase to $1,070,000.

CHANGES IN DEATH BENEFIT OPTION. After the first Policy Year, the Owner may change the Death Benefit Option. Any changes of Death Benefit Option may require a written application and satisfactory evidence of insurability. The effective date of any change will be the Monthly Charge Date that is on or precedes the date MassMutual approves the change. A change in the Death Benefit Option will not in and of itself result in an immediate change in the amount of a Policy's Death Benefit. The Policy Face Amount will be increased or decreased to give the same Death Benefit under the new Death Benefit Option.

A change in Death Benefit Option will not be allowed if it would result in a Face Amount of less than $50,000 after the change, or if the insured is older than Attained Age 85.

An increase or decrease in Face Amount resulting from a change in the Death Benefit Option will affect the Monthly Charges, as they depend in part on the Face Amount. The charge for certain additional benefits also may be affected. The Surrender Charge, however, will not be affected by an increase or decrease in Face Amount resulting from a change in the Death Benefit Option.

For examples of Death Benefit Option changes and their impacts on the contract, see APPENDIX B.

CHANGES IN FACE AMOUNT. The Owner may request an increase or decrease in the Face Amount subject to certain requirements. Any request for an increase or decrease must be submitted in writing to MassMutual's Administrative Office. It will become effective on the Monthly Charge Date that is on or precedes MassMutual's acceptance of the request.

INCREASES IN FACE AMOUNT. For an increase in the Face Amount, MassMutual requires a written application and satisfactory evidence of insurability. An increase may not be less than $15,000, and no increase will be permitted after the Insured reaches Attained Age 85.

An increase in Face Amount will affect the Monthly Charges. The Face Amount Charge and the Insurance Charges will increase.

DECREASES IN FACE AMOUNT. Decreases in coverage are allowed after the first Policy Year or one year after a Face Amount increase by written request. A decrease will not be permitted if the Face Amount would fall below $50,000.

A decrease may result in the deduction of Surrender Charges from the Account Value. (For a discussion of the Surrender Charges associated with a decrease, see SURRENDER CHARGES.) Any Surrender Charges applicable to a decrease will be deducted from the Division(s) of the Separate Account and from the GPA in proportion to the non-loaned values in each.

A decrease will reduce the Face Amount in the following order: (a) the Face Amount provided by the most recent increase; (b) the Face Amounts provided by the next most recent increases successively; and finally (c) the Initial Face Amount. As a result, a decrease in Face Amount will affect the Monthly Charges deducted from the Account Value.

A decrease may result in the Policy becoming a "modified endowment contract". (See POLICY PROCEEDS, PREMIUMS AND LOANS.)

PREMIUMS

Subject to certain limitations, the Owner has flexibility in determining the frequency and amount of premium payments.

PREMIUM FLEXIBILITY. Unlike traditional insurance policies, this Policy frees the Owner from required premium payments and a rigid premium schedule. Instead, MassMutual requires an Owner to pay only a minimum initial premium at the time of application or at any time before delivery of the Policy. After the first premium has been paid, subject to certain limitations, premiums may be paid in any amount and at any interval.

The minimum initial premium depends on the planned frequency of premium payments, and the Issue Age, sex, and rating class of the Insured, as well as the initial Death Benefit Option and Initial Face Amount of the Policy.

PLANNED ANNUAL PREMIUM. When applying for a Policy, the Owner will select a planned annual premium and payment frequency (annual, semiannual, quarterly, or monthly check service). The planned premium at the payment frequency chosen is shown on the schedule page of the Policy. MassMutual will send premium notices for the planned premium according to the amount and frequency selected. The Owner may change the amount and frequency of planned premiums at any time by sending written notice to MassMutual's Administrative Office.

An Owner may elect to pay premiums by means of a pre-authorized check procedure. Under this procedure, premium payments are deducted automatically on a monthly basis from a designated bank account. An Owner does not receive a "bill" for these payments.

There is no penalty if the planned premium is not paid, nor does payment of this amount guarantee coverage for any period of time. Instead, the duration of the Policy depends on maintaining a sufficient Policy Value, or meeting the Safety Test. (See POLICY TERMINATION section.) The Policy Value is equal to the Account Value less any outstanding Policy Debt during the first three Policy Years. It is equal to the Net Surrender Value in years four and later. Even if planned premiums are paid, if the Safety Test is not met, the Policy terminates when the Policy Value becomes insufficient to pay the Monthly Charges and the grace period expires without sufficient payment.

PREMIUM LIMITATIONS. After the first premium is paid, the minimum premium payment is $20. If the Cash Value Test has been chosen as the Death Benefit Compliance Test, the maximum premium that may be paid in any Policy Year without evidence of insurability is the greatest of (a) the premium that will not increase the net amount at risk under the Policy; (b) twice the Policy's Target Premium plus $100; and (c) the annual premium paid in the preceding Policy year. If the Guideline Premium Test has been chosen, the maximum premium is equal to the lesser of the maximum premium as determined above and the Guideline Premium Test premium limitation. We have the right to refund any premium amount that exceeds these limitations. Premium payments should be sent either to MassMutual's Administrative Office or to the address indicated on the billing notice.

ALLOCATION OF NET PREMIUM PAYMENTS. The Net Premium equals the premium paid less the Premium Expense Charge. (See DEDUCTIONS FROM PREMIUMS.) At the time of Application, the Owner indicates how Net Premiums are to be allocated among the Divisions of the Separate Account and the GPA. The allocation percentages must be in whole numbers and the sum of the allocation percentages must equal 100%.

The allocation percentages may be changed without charge at any time by providing written notice to MassMutual's Administrative Office. The maximum number of different Divisions that may be used during the life of the Policy is 16.

Any Initial Net Premium remitted with an application will be deposited and earn interest at the rate set by MassMutual from the date We receive the premium in good order, or from the Policy Date if later, to the date the Policy is issued. Once the Policy has been issued, the Net Premium plus interest earnings, less any Monthly Charges will be allocated either in accordance with the allocation percentages in the Application, or to the Money Market Division of the Separate Account on the next business day following the Issue Date. If under the Free Look Provision, the Owner receives (i) any premium paid for this Policy plus
(ii) interest credited to this Policy under the Guaranteed Principal Account, plus or minus (iii) an amount reflecting the investment experience of the investment divisions of the Separate Account under this Policy to the date the Policy is received by us, minus (iv) any amounts withdrawn and any Policy Debt, this amount will be allocated to the GPA and the Divisions of the Separate Account based on the allocation percentages in the Application. If under the Free Look Provision, the Owner receives the total of all premiums paid for the Policy, reduced by any amounts borrowed or withdrawn, this amount will be allocated to the Money Market Division of the Separate Account.

If the Initial Net Premium plus interest earnings, less any Monthly Charges is allocated to the Money Market Division of the Separate Account, Subsequent Net Premiums received during the Free Look Period also will be allocated to the Money Market Division of the Separate Account at the price next determined after receipt in good order at our Administrative Office, or at the address indicated on the billing notice. At the end of the Free Look Period, the Money Market account balance will be transferred to the GPA and the Separate Accounts in accordance with the allocation percentages in the Application.

If the Initial Net Premium plus interest earnings, less any Monthly Charges is allocated in accordance with the allocation percentages in the Application, Subsequent Net Premiums will be deposited on the Valuation Date We receive the Subsequent Net Premiums in good order at our

Administrative Office, or at the address indicated on the billing notice. Transfers from one Division to another will be credited on the Valuation Date the Transfer Request is received in good order.

TRANSFERS

By written request, the Owner may transfer all or part of the Account Value of a Division of the Separate Account to any other Division or to the GPA. Although MassMutual currently imposes no limitation on the right of the Owner to make transfers, We reserve the right to limit transfers to no more than one every 90 days in connection with compliance with Section 404(c) of ERISA. Any limitation would not apply to a transfer of all funds in the Separate Account to the GPA or to automated transfers made in connection with any program MassMutual has in place.

Transfers of values from the GPA to the Separate Account are limited to one each Policy Year. Any transfer from the GPA cannot exceed 25% of the Fixed Account Value (less any Policy Debt) at the time of the transfer. If 25% of the Fixed Account Value has been transferred from the GPA each year for three consecutive Policy Years, and no value has been transferred into the GPA, nor premiums allocated to the GPA, during this time, the remainder of the Fixed Account Value (less any Policy Debt) may be transferred, in one transaction, out of the GPA in the succeeding Policy Year.

Any transfer is effective on the Valuation Date at the price next determined after receipt of the request in good order at our Administrative Office. There are no charges for transfers.

POLICY TERMINATION AND REINSTATEMENT

POLICY TERMINATION. This Policy will not terminate for failure to pay premiums since premium payments, other than the Initial Premium Payment, are not specifically required. Rather, if in the first three Policy Years the Account Value less any Policy Debt is not enough to cover the Monthly Charges on a Monthly Charge Date, or if in subsequent Policy Years the Net Surrender Value is not enough to cover the Monthly Charges on a Monthly Charge Date, the Policy will enter a 61-day grace period unless the Safety Test has been met.

At the beginning of the grace period, MassMutual will mail a notice to the Owner's last known address stating the amount of premium needed to cover the shortfall. During the grace period, the Policy remains in force. If the required premium is not paid within 61 days after the Monthly Charge Date (or, if later, within 30 days after We mail the written notice), the Policy terminates without value.

If the Account Value less Policy Debt in the first three Policy Years or the Net Surrender Value in subsequent years is insufficient to pay the Monthly Charges on a particular Monthly Charge Date and the Safety Test (as described below) has been met on that date, the Monthly Charges for that Date will be reduced to an amount equal to the Account Value less any Policy Debt.


The Safety Test is not available for New York contracts. The Safety Test can be met only during the Guarantee Period. The Guarantee Period is five years. The Guarantee Period has a Guarantee premium associated with it. This premium varies depending on the issue age, sex, and issue classification of the Insured and the Death Benefit Option in effect. The Guarantee premium for Your Policy is shown in the Policy. On any day during the Guarantee Period, the Safety Test is met if the premiums paid less amounts withdrawn accumulated with interest to that day, equal or exceed the Guarantee premium accumulated with interest to that date. The effective annual rate of interest used to accumulate these amounts is 3%. Consult Your Policy for the Guarantee Period available to You.

REINSTATEMENT. For a period of five years after a Policy terminates, the Owner can request that We reinstate the Policy provided the Insured has not died since the Policy termination. However, the Policy cannot be reinstated if it has been surrendered for its Net Surrender Value. Please note a termination or reinstatement may cause the Policy to become a modified endowment contract. (See MODIFIED ENDOWMENT CONTRACTS.)

Before We will reinstate the Policy, We must receive the following:
(a) Evidence of insurability satisfactory to MassMutual;
(b) A premium payment sufficient to keep the policy in force for three months following reinstatement;
(c) Where applicable, a signed acknowledgement the Policy has become a modified endowment contract.

If We reinstate the Policy, the Face Amount for the reinstated Policy will be the same as it would have been if the Policy had not terminated. The premium payment will be allocated based on the allocation requested at the time of reinstatement effective on the Monthly Charge Date on which the Policy is reinstated. The Account Value at the time of reinstatement will be the net amount of the premium paid at the time of reinstatement, less any Monthly Charges taken at that time.

CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate MassMutual for: (a) providing the insurance benefits under the Policy (including any riders); (b) administering the Policy; (c) assuming certain risks in connection with the Policy (including any riders); and (d) expenses incurred in selling and distributing the Policy. Additionally, certain expenses are deducted from the underlying funds. For more information about these expenses, see the individual fund prospectuses. A summary of the product and separate account charges is as follows.

-------------------------------------------------------------------------------------------------------------------------------
                                                     CURRENT RATE                                GUARANTEED RATE
-------------------------------------------------------------------------------------------------------------------------------
Premium Expense Charge               All Coverage Years:  5% of premium up to      All Coverage Years:  7.5% of premium up to
                                     Expense Premium; 3% of premium over Expense   Expense Premium; 5% of premium over Expense
                                     Premium                                       Premium
-------------------------------------------------------------------------------------------------------------------------------
Administrative Charge                All Policy Years:  $6 per month per policy    All Policy Years:  $12 per month per policy
-------------------------------------------------------------------------------------------------------------------------------
Face Amount Charge                   Coverage Years 1-5: a per $1,000 of Face      Coverage Years 1-5: a per $1,000 of Face
                                     Amount monthly charge that varies based on    Amount monthly charge that varies based on
                                     the issue age, gender, and risk               the issue age, gender, and risk
                                     classification of the Insured.                classification of the Insured.
                                     Coverage Years 6+: $0                         Coverage Years 6+: $0
-------------------------------------------------------------------------------------------------------------------------------
Insurance Charges                    A per thousand rate multiplied by the         For standard risks, the guaranteed cost of
                                     amount at risk each month.  The rate varies   insurance rates are based on 1980
                                     by the sex, issue age, and risk               Commissioners Standard Ordinary (CSO)
                                     classification of the Insured, and the Year   Mortality Tables.
                                     of Coverage.
-------------------------------------------------------------------------------------------------------------------------------
Mortality and Expense Risk Charge    All Policy Years: 0.55% on an annual basis    All Policy Years: 0.90% on an annual basis
                                     of daily net asset value of the Separate      of daily net asset value of the Separate
                                     Account                                       Account
-------------------------------------------------------------------------------------------------------------------------------
Loan Rate Expense Charge             Policy Years 1-15: 0.90% of loaned amount     All Policy Years: 2.0% of loaned amount

                                     Policy Years 16+: 0.50% of loaned amount
-------------------------------------------------------------------------------------------------------------------------------
Withdrawal Fee                       $25                                           $25
-------------------------------------------------------------------------------------------------------------------------------
Surrender Charges                    First Coverage Year: 140% of the Target       First Coverage Year: 140% of the Target
                                     Premium, not to exceed $50 per thousand of    Premium, not to exceed $50 per thousand of
                                     Face Amount.                                  Face Amount.

                                     Coverage Years 2-14: the prior year           Coverage Years 2-14: the prior year
                                     Surrender Charge reduced by 1/14th of  the    Surrender Charge reduced by 1/14th of  the
                                     first year Surrender Charge                   first year Surrender Charge
-------------------------------------------------------------------------------------------------------------------------------

DEDUCTIONS FROM PREMIUMS

A Premium Expense Charge is deducted from each premium payment made prior to the allocation of the payment to the Divisions of the Separate Account and the GPA. The Premium Expense Charge distinguishes between premium payments up to the Expense Premium, and premium payments over the Expense Premium. The Expense Premium is based on the issue age, sex, and risk classification of the Insured.

Premiums are allocated to the Initial Face Amount and any subsequent increases based on the ratio of the Expense Premium for each segment to the total of the Expense Premiums for all segments.

MONTHLY CHARGES AGAINST THE ACCOUNT VALUE

Charges will be deducted from the Account Value on each Monthly Charge Date. The Monthly Charges consist of: (a) an Administrative Charge; (b) a Face Amount Charge; (c) an Insurance Charge; and (d) a rider charge for any additional benefits provided by rider. The Monthly Charges will be deducted from the Division(s) of the Separate Account and the GPA in proportion to the non-loaned values of the Policy in the Division(s) and the GPA.

ADMINISTRATIVE CHARGE AND FACE AMOUNT CHARGE. The monthly Administrative Charge and Face Amount Charge reimburse MassMutual for expenses incurred in issuing and administering the Policy, and for such activities as processing claims, maintaining records and communicating with Owners.

INSURANCE CHARGES. The monthly Insurance Charge for a Policy is equal to the "amount at risk" under the Policy, multiplied by the monthly Insurance Charge rate for that Policy month. The amount at risk is determined on the first day of each Policy month and is the amount by which the Death Benefit (discounted at the monthly equivalent of 3% per year) exceeds the Account Value.

Insurance rates will be based on the sex, Issue Age, and risk class of the Insured, and the Year of Coverage. MassMutual currently places Insureds into the following three standard rate classes: Select-Preferred Nontobacco, Preferred Nontobacco, and Preferred Tobacco; as well as substandard rate classes involving higher mortality risks. In an otherwise identical Policy, the monthly insurance rate is higher for tobacco users than for those who do not use tobacco and higher for Preferred Nontobacco Insureds than for Select-Preferred Nontobacco Insureds.

RIDER CHARGE. The monthly rider charge will include charges for any additional benefits provided by rider.

DAILY CHARGES AGAINST THE SEPARATE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE. MassMutual assesses a daily charge against the net asset value of the Separate Account for mortality and expense risks. This charge is not deducted from the assets in the GPA.

The mortality risk We assume is that the group of lives insured under our Policies may, on average, live for shorter periods of time than We estimated. The expense risk We assume is that our costs of issuing and administering Policies may be more than We estimated.

If not all the money MassMutual collects from this charge is needed to cover death benefits and expenses, it will be our gain and will be used for any proper purpose, including payment of sales commissions. Conversely, even if the money We collect is insufficient, We will provide for all Death Benefits and expenses.


INVESTMENT MANAGEMENT FEE AND OTHER EXPENSES. Because the Divisions of the Separate Account purchase shares of MML Trust, Oppenheimer Trust, (Fidelity) Variable Insurance Products Fund II, T. Rowe Price Equity Series, Inc., or American Century Variable Portfolios, Inc., the value of Accumulation Units of the Divisions will reflect the investment management fee and other expenses incurred by these entities. The following were the total fund operating expenses expressed as a percentage of average net assets for the year ended December 31, 1997 for the Funds.

                                                                     Total
                                                                     Fund
                                          Management     Other     Operating
Fund Name                                    Fees      Expenses    Expenses
----------------                          ------------------------------------
MML Equity                                0.35%        0.00%        0.35%
MML Money Market                          0.48%        0.04%        0.52%
MML Managed Bond                          0.44%        0.03%        0.46%
MML Blend                                 0.37%        0.00%        0.37%
MML Equity Index*                         0.26%        0.11%        0.37%
Oppenheimer Growth                        0.73%        0.02%        0.75%
Oppenheimer Aggressive Growth             0.71%        0.02%        0.73%
Oppenheimer Global Securities             0.70%        0.06%        0.76%
Oppenheimer Strategic Bond                0.75%        0.08%        0.83%
VIP II Contrafund Portfolio               0.60%        0.11%        0.71%
T. Rowe Price Mid-Cap Growth
 Portfolio                                0.85%        0.00%        0.85%

American Century VP Income &
 Growth                                   0.70%        0.00%        0.70%


*If there had been no reimbursement of Other Expenses to the Fund, the Other Expenses would have been 0.17%, increasing Total Fund Operating Expenses to 0.43%.

MML Small Cap Value Equity had not been established as of December 31, 1997. The management fees, other expenses and total fund operating expenses for the 1998 calendar year are estimated to be 0.65%, 0.11% and 0.76%, respectively.

SURRENDER CHARGES

During the first 14 Years of Coverage under the Initial Face Amount and during the first 14 Years of Coverage under any increase in Face Amount, MassMutual will impose a Surrender Charge against the Account Value if the Owner surrenders the Policy or decreases the Face Amount under the Policy. The Surrender Charge in the first Year of Coverage is 140% of the Target Premium not to exceed $50 per thousand of Face Amount. The Target Premium is used to determine the maximum premium limitation, Surrender Charges and agent commissions. The Target Premium is based on the issue age, gender, and risk classification of the Insured. The Surrender Charge is decreased by 1/14th of the first year Surrender Charge in each of the next thirteen years of coverage, and is zero in the fifteenth year. Surrender Charges are calculated separately for the Initial Face Amount and for each increase in the Face Amount.

SURRENDER CHARGE UPON DECREASE IN SELECTED FACE AMOUNT. Elected decreases in Face Amount--that is, decreases resulting from other than a Withdrawal or a change in the Death Benefit Option-- result in canceling all or a part of previously issued Face Amount segments. A partial Surrender Charge is assessed and deducted from the Account Value. The partial Surrender Charge is equal to the Surrender Charge associated with each canceled Face Amount segment. If the partial Surrender Charge for a decreased or canceled Face Amount segment would be greater than the Account Value of the Policy, the partial Surrender Charge for that decrease is set equal to the Account Value on the date of the surrender.

The Surrender Charge after the decrease equals the Surrender Charge prior to the decrease less the partial Surrender Charge taken.

OTHER CHARGES

WITHDRAWAL FEE. For each Withdrawal, a charge of $25 will be deducted from the amount withdrawn. This fee is guaranteed not to increase for the duration of the Policy.

LOAN INTEREST RATE EXPENSE CHARGE. This charge reimburses MassMutual for expenses incurred in administering loans.

SPECIAL CIRCUMSTANCES

MassMutual may vary the charges and other terms of Flexible Premium Adjustable Variable Life Policies where special circumstances result in sales or administrative expenses or mortality risks that are different than those normally associated with these Policies. These variations will be made only in accordance with uniform rules We establish.

ACCOUNT VALUE AND NET SURRENDER VALUE

ACCOUNT VALUE. The Account Value of the Policy is the sum of all Net Premium payments adjusted by periodic charges and credits and by Withdrawals. Following the Free Look Period, this amount is allocated among the Separate Account Divisions and the GPA according to the net premium allocation requested at the time of Application. (See ALLOCATION OF NET PREMIUM PAYMENTS section for more details.)

INVESTMENT RETURN.  The investment return of a Policy is based on:
(a) The Account Value held for the Policy in each Division of the Separate Account;

(b) The investment experience of each Division as measured by its actual net rate of return; and

(c)  The interest credited on Account Values held in the GPA.

The investment experience of a Division reflects increases and decreases in the net asset value of the shares of the underlying Fund, any dividend or capital gains distributions declared by the Fund, and any charges assessed against assets of the Division. The investment experience is determined each day the net asset value of the underlying Fund is determined that is, on each Valuation Date. The actual net rate of return for a Division measures the net investment experience from the end of one Valuation Date to the end of the next Valuation Date.

NET SURRENDER VALUE. The Policy may be fully surrendered for its Net Surrender Value at any time while the Insured is living. The Net Surrender Value is equal to the Account Value less any applicable Surrender Charges and less any Policy Debt as of the date the Company receives the request to surrender in good order. The surrender will be processed within seven days.

An Owner may surrender the Policy by sending a written request together with the Policy to MassMutual's Administrative Office. The proceeds will be determined as of the end of the Valuation Date on which the request for surrender is received in good order.

WITHDRAWALS.    After the first Policy Year, the Owner may, subject to certain restrictions, withdraw up to 75% of the Net Surrender Value. For each Withdrawal, a fee of $25 is deducted from the amount withdrawn. The minimum amount of a Withdrawal is $100 (before deducting the Withdrawal fee). We reserve the right to prohibit

Withdrawals that would result in a reduction of the Face Amount to less than $50,000.


The Owner must state in the Withdrawal Request the account and/or Divisions from which the withdrawal will be made. The amount can be stated as a dollar amount or a percentage. The withdrawal will be effective on the date We receive the written request in good order and will be processed within seven days. The Withdrawal amount attributable to a Division of the Separate Account or to the GPA may not exceed the non-loaned Account Value of the Division or GPA. If Death Benefit Option 1 or 3 is in effect, MassMutual will reduce the Face Amount by the amount of the Withdrawal unless satisfactory evidence of insurability is provided. A Surrender Charge is not assessed for a Withdrawal.

POLICY LOAN PRIVILEGE

GENERAL. After the first Policy Year, the Owner may obtain a loan from the Policy as long as the Account Value exceeds the total of any Surrender Charges. The Policy must be assigned to MassMutual as collateral for the loan. The maximum amount that can be borrowed at any time is 90% of the Policy's Account Value less any Surrender Charge. This is reduced by any outstanding Policy Debt, which includes accrued interest.

SOURCE OF LOAN. The Policy loan amount requested is taken from the Divisions of the Separate Account and the GPA in proportion to the Account Value of each Division and the GPA (excluding any outstanding loans) on the date of the loan. Loaned amounts are taken from the Divisions by liquidating units and the resulting dollar amounts are transferred to the loaned portion of the GPA. We may delay the granting of any loan taken from the GPA for up to six months. We also may delay the granting of any loan from the Divisions of the Separate Account during any period that: (i) the New York Stock Exchange is closed (other than customary weekend and holiday closings); (ii) trading is restricted; (iii) the SEC determines a state of emergency exists; or (iv) the Securities and Exchange Commission permits MassMutual to delay payment for the protection of our Owners.

Whenever total Policy Debt (which includes accrued interest) equals or exceeds the Account Value less Surrender Charges, MassMutual will send a notice to the Owner. This notice will state the amount necessary to bring the Policy Debt back within the limit. If We do not receive payment of that amount plus a premium payment sufficient to keep the policy in force for three months, within 31 days after the date We mailed the notice, and if Policy Debt exceeds the Account Value less any Surrender Charges at the end of those 31 days, the Policy terminates without value.

LOAN INTEREST CHARGED. At the time of Application, the Owner may select a loan interest rate of 5% or (in all jurisdictions except Arkansas) an adjustable loan rate. Each year MassMutual will set the adjustable rate that will apply for the next Policy Year. The maximum loan rate is based on the Monthly Average Corporate yield on seasoned corporate bonds as published by Moody's Investors Service, Inc., or, if it is no longer published, a substantially similar average. The maximum rate is the published monthly average for the calendar month ending two months before the Policy Year begins, or 4%, whichever is higher. If the maximum limit is not at least 1/2% higher than the rate in effect for the previous year, We will not increase the rate. If the maximum limit is at least 1/2% lower than the rate in effect for the previous year, We will decrease the rate.

Interest on Policy loans accrues daily and becomes part of the Policy Debt as it accrues. It is due on each Policy Anniversary. If not paid when due, the interest will be added to the loan and, as part of the loan, will bear interest at the same rate. Any interest capitalized on a Policy Anniversary will be treated the same as a new loan and will be taken from the Divisions and the GPA in proportion to the non-loaned Account Value in each.


REPAYMENT. All or part of any Policy Debt may be repaid at any time while the Insured is living and while the Policy is in force. Any loan repayment made within 30 days of the Policy Anniversary date pays policy loan interest due.
Any other loan repayment first will be allocated to the GPA until the Owner has repaid all loan amounts that originated from the GPA. Additional loan repayments will be allocated according to the premium allocation factors in effect. Loan repayments must be clearly identified as such; otherwise they will be considered premium payments.

Any outstanding Policy Debt will be deducted from the proceeds payable at death or the surrender of the Policy.


INTEREST ON LOANED VALUE. Any loaned amount is held in the GPA and earns interest at a rate determined by MassMutual, equal to the greater of 3% and the Policy loan rate less the Loan Interest Rate Expense Charge. This Charge is 2% on a guaranteed basis and 0.90% in Policy Years one through 15 and 0.50% in Policy Years 16 and later on a current basis.

EFFECT OF LOAN.   A Policy loan affects the Policy since the Death Benefit and
Net Surrender Value under a Policy are reduced by the amount of the loan. Repayment of the loan increases the Death Benefit and Net Surrender Value under the Policy by the amount of the repayment. Taking a Policy loan could have tax consequences. (See POLICY PROCEEDS, PREMIUMS AND LOANS.)

As long as a loan is outstanding, a portion of the Policy Account Value equal to the loan is held in the GPA. This amount is not affected by the Separate Account investment performance. The Account Value may be impacted since the portion of the Account Value equal to the Policy loan is credited with an interest rate declared by MassMutual rather than a rate of return reflecting the investment performance of the Division(s) of the Separate Account from which the loan was taken.

FREE LOOK PROVISION

The Owner may cancel the Policy within 10 days. (This period may be longer in some states.)

The Owner should mail or deliver the Policy and Policy delivery receipt either to MassMutual's Administrative Office or to the agent who sold the Policy or to one of our agency offices. If the Policy is canceled in this fashion, a refund will be made to the Owner. The refund may be equal to the sum of: (i) any premium paid for this Policy; plus (ii) interest credited to this Policy under the Guaranteed Principal Account; plus or minus (iii) an amount reflecting the investment experience of the investment divisions of the Separate Account under this Policy to the date the Policy is received by us; minus (iv) any amounts withdrawn and any Policy Debt. Or, the refund may be equal to the total of all premiums paid for the Policy, reduced by any amounts borrowed or withdrawn. Check Your contract to determine which refund is applicable under Your Policy.

THE GUARANTEED PRINCIPAL ACCOUNT

An Owner may allocate some or all of the Net Premiums and transfer some or all of the Account Value in the Divisions of the Separate Account, to the Guaranteed Principal Account ("GPA"). Because of exemptive and exclusionary provisions, interests in MassMutual's General Account (which include interests in the Guaranteed Principal Account) are not registered under the Securities Act of 1933 and the General Account is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts, and MassMutual has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in the Prospectus relating to the General Account. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Amounts allocated to the Guaranteed Principal Account become part of the General Account of MassMutual, which consists of all assets owned by MassMutual other than those in the Separate Account and other separate accounts of MassMutual. Subject to applicable law, MassMutual has sole discretion over the investment of the assets of its General Account.

MassMutual guarantees those amounts allocated to the GPA in excess of any Policy Debt (which includes accrued interest) will accrue interest daily at an effective annual rate at least equal to 3%. For amounts in the GPA equal to any Policy Debt, the guaranteed minimum interest rate is an effective annual rate of 3% or, if greater, the Policy loan rate less the Loan Interest Rate Expense Charge. This charge will not be greater than 2% per year. Such interest will be paid regardless of the actual investment experience of the GPA. Although MassMutual is not obligated to credit interest at a rate higher than the guaranteed minimum, it may declare a higher rate applicable for such periods as it deems appropriate.

WHEN WE PAY PROCEEDS


If the Policy has not terminated, payment of the Net Surrender Value is made within seven days, and payment of loan proceeds, partial Withdrawals or the Death Benefit are made within seven days after We receive all required documents in a form satisfactory to us at our Administrative Office. But We can delay payment of the Net Surrender Value or any Withdrawal from the Separate Account or any loan proceeds attributable to the Separate Account during any period when: (i) it is not reasonably practical to determine the amount because the New York Stock Exchange is closed (other than customary week-end and holiday closings); or (ii) trading is restricted by the SEC; or (iii) the SEC declares an emergency exists; or (iv) the SEC, by order, permits us to delay payment in order to protect our Owners.

We may delay paying any Net Surrender Value, any Withdrawal, or any loan proceeds based on the GPA for up to six months from the date the request is received at our Administrative Office.

We can delay payment of the entire Death Benefit if payment is contested. We investigate all death claims arising within the two-year contestable period. We may investigate death claims arising beyond the two-year contestable period. Upon receiving the information from a completed investigation, We generally make a determination within five days as to whether the claim should be authorized for payment. Payments are made promptly after authorization.

If payment of a Net Surrender or Withdrawal is delayed for 30 days or more, We add interest to the date of payment at the same rate it is paid under the interest payment option. Interest is paid on the Death Benefit from the date of death to the date of payment.

FEDERAL INCOME TAX CONSIDERATIONS

POLICY PROCEEDS, PREMIUMS AND LOANS MassMutual believes the Policy meets the statutory definition of life insurance under Code Section 7702 and hence receives the same tax treatment as that accorded to fixed benefit life insurance. Thus, the Death Benefit under the Policy is generally excludible from the gross income of the Beneficiary under Section 101(a)(1) of the Code. As an exception to this general rule, where a Policy has been transferred for value, only the portion of the Death Benefit that is equal to the total consideration paid for the Policy may be excluded from gross income. The Owner is not deemed to be in constructive receipt of the cash values, including increments thereon, under the Policy until a full surrender or partial Withdrawal is made (unless the Policy is a "modified endowment contract," as discussed below).

Decreases in Face Amount and Withdrawals may be taxable depending on the circumstances. Code Section 7702(f)(7) provides that where a reduction of future benefits occurs during the first 15 years after a Policy is issued and where there is a cash distribution associated with that reduction, the Owner may be taxed on all or a part of the amount distributed. Where the provisions of Code
Section 7702(f) do not cause a taxable event, a Withdrawal is taxable only to the extent it exceeds the Owner's unrecovered premiums. After 15 years, such cash distributions are not subject to federal income tax, except to the extent they exceed the total amount of premiums paid but not previously recovered. MassMutual suggests You consult with your tax adviser in advance of a proposed decrease in Face Amount or Withdrawal as to the portion, if any, which would be subject to federal income tax.

A change of the Owner or the Insured or an exchange or assignment of the Policy may have tax consequences depending on the circumstances.

MassMutual also believes that under current law any loan received under the Policy will be treated as Policy Debt of an Owner, and that no part of any loan under a Policy will constitute income to the Owner unless the Policy has become a "modified endowment contract." If the Policy is a modified endowment contract under Code Section 7702A, loans will be fully taxable to the extent of any
income in the Policy and could be subject to an additional 10 percent tax.   In
general, income in the Policy is defined as the excess of the Account Value
(both loaned and unloaned) over previously unrecovered premiums paid.   See the
discussion on modified endowment contracts below. Under the "personal" interest limitation provisions of the Tax Reform Act of 1986, interest on Policy loans used for personal purposes, which otherwise meet the requirements of Code
Section 264, will no longer be tax-deductible. However, other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See your tax adviser for further guidance.

If the Policy is owned by a business or corporation, the 1986 Act may impose additional restrictions. The Act limits the interest deduction available for loans against a business-owned Policy. It imposes an indirect tax on the gain in corporate-owned life insurance policies by way of the corporate alternative minimum tax for those corporations subject to the alternative minimum tax. The corporate alternative minimum tax also could apply to a portion of the amount by which Death Benefits received exceed the Policy's date-of-death Net Surrender Value.

Federal estate and gift and state and local estate and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary.

MassMutual cannot make any guarantee regarding the future tax treatment of any Policy. For complete information on the impact of changes with respect to the Policy and federal and state tax considerations, a qualified tax adviser should be consulted.

The ultimate effect of federal income taxes on values under this Policy and on the economic benefit to the Owner or Beneficiary depends on MassMutual's tax status and on the tax status of the individual concerned. The discussion contained herein is general in nature and is not an exhaustive discussion of all tax questions that might arise under the Policy, and is not intended as tax advice. Moreover, no representation is made as to the likelihood of continuation of current federal income tax laws and Treasury Regulations or of the current interpretations of the Internal Revenue Service. MassMutual reserves the right to make changes in the Policy to assure that it continues to qualify as life insurance for tax purposes. For complete information on federal and state tax law considerations, You should consult a qualified tax adviser.
No attempt is made herein to consider any applicable state or other tax laws.

CHARGES FOR FEDERAL TAXES. MassMutual currently does not make any charge against the Separate Account for federal income taxes. We may make such a charge eventually in order to provide for the future federal income tax liability of the Separate Account.

Upon a full surrender of a Policy for its Net Surrender Value, the Owner may recognize ordinary income for federal income tax purposes. Ordinary income is computed to be the amount by which the Account Value, unreduced by any outstanding Policy Debt but less any Surrender Charges assessed, exceeds the premiums paid but not previously recovered and any other consideration paid for the Policy.

MODIFIED ENDOWMENT CONTRACTS. Contrary to the rules described above, loans, collateral assignments, and other amounts distributed under a "modified endowment contract" are taxable to the extent of any accumulated income in the Policy. In general, the amount that may be subject to taxation is the excess of the Account Value (both loaned and unloaned) over the previously unrecovered premiums paid. Death benefits paid under a modified endowment contract, however, are not taxed any differently than death benefits payable under other life insurance contracts.

A Policy is a modified endowment contract if it satisfies the definition of life insurance in the Internal Revenue Code but fails the additional "7-pay test." A Policy fails this test if the accumulated amount paid under the contract at any time during the first seven contract years exceeds the total premiums that would have been payable under a policy providing guaranteed benefits upon the payment of seven level annual premiums. Also, a Policy that would otherwise satisfy the 7-pay test will be taxed as a modified endowment contract if it is received in exchange for a modified endowment contract.

Certain changes will require a Policy to be retested to determine whether it has become a modified endowment contract. For example, a reduction in death benefits during the first seven contract years will cause the Policy to be retested as if it originally had been issued with the reduced death benefit. If the premiums actually paid into the Policy exceed the limits under the 7-pay test for a policy with the reduced death benefit, the Policy will become a modified endowment contract. This classification change is effective retroactively to the Policy Year in which the actual premiums paid exceed the new 7-pay limits.

In addition, a "material change" occurring at any time while the Policy is in force will require the Policy to be re-tested to determine whether it continues to meet the 7-pay test. A material change starts a new 7-pay test period. The term "material change" includes many increases in death benefits. A material change does not include an increase in death benefit attributable to the payment of premiums necessary to fund the lowest level of death benefit payable during the first seven contract years, or which is attributable to the crediting of interest with respect to such premiums.

Since the Policy provides for flexible premium payments, the Company has instituted procedures to monitor whether increases in death benefits or additional premium payments cause either the start of a new seven-year test period or the taxation of distributions and loans.


If any amount is taxable as a distribution of income under a modified endowment contract, it also will be subject to a 10% penalty tax. Limited exceptions from the additional penalty tax are available for individual Owners. The penalty tax will not apply to distributions: (i) made on or after the date the taxpayer attains age 59 1/2; or (ii) attributable to the taxpayer becoming disabled; or
(iii) made as part of a series of substantially equal periodic payments (made at least annually) made for the life or life expectancy of the taxpayer. For complete information about modified endowment contract status, a qualified tax adviser should be consulted.

Once a Policy fails the 7-pay test, loans and distributions occurring in the year of failure and thereafter become subject to the rules for modified endowment contracts. In addition, a recapture provision applies to loans and distributions received in anticipation of failing the 7-pay test. Any distribution or loan made within two years prior to failing the 7-pay test is considered to have been made in anticipation of the failure.

Under certain circumstances, a loan, collateral assignment, or other distribution under a modified endowment contract may be taxable even though it exceeds the amount of income accumulated in the Policy. For purposes of determining the amount of income received from a modified endowment contract, the law requires the aggregation of all modified endowment contracts issued to the same Owner by an insurer and its affiliates within the same calendar year. Therefore, loans, collateral assignments, and distributions from any one such Policy are taxable to the extent of the income accumulated in all the Policies required to be aggregated.

QUALIFIED PLANS. The Policy may be used in conjunction with certain tax-qualified employee benefit plans. Since the rules governing such use are complex, a purchaser should not use the Policy in conjunction with any such qualified plan until a competent tax adviser has been consulted. The Policy may not be used in conjunction with an Individual Retirement Account (IRA).

DIVERSIFICATION STANDARDS. To comply with final regulations under Code Section 817(h) ("Final Regulations"), each Fund of the Trusts is required to diversify its investments. The Final Regulations generally require that on the last day of each quarter of a calendar year no more than 55% of the value of a Fund's assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. A "look-through" rule applies to treat a pro rata portion of each asset of a Fund as an asset of the Separate Account. All securities of the same issuer are treated as a single investment. However, each government agency or instrumentality is treated as a separate issuer.

With respect to variable life insurance contracts, the general diversification requirements are modified if any of the assets of the Separate Account are direct obligations of the United States Treasury. In this case, there is no limit on the investment that may be made in United States Treasury securities, and for purposes of determining whether assets other than United States Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the Separate Account's investment in United States Treasury securities.

Notwithstanding this modification of the general diversification requirements, the Funds of the Trusts will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts that must comply with the general standards.

In connection with the issuance of the temporary regulations prior to the Final Regulations, the Treasury announced that such temporary regulations did not provide guidance concerning the extent to which Owners may direct their investments to particular Divisions of a separate account. Regulations in this regard were not issued in connection with the Final Regulations, however. It is not clear, at this time, what future regulations might provide. It is possible, if future regulations are issued, the Policy may need to be modified to comply with such regulations. For these reasons, MassMutual reserves the right to modify the Policy, as necessary, to prevent the Owner from being considered the owner of the assets of the Separate Account.

MassMutual intends to comply with the Final Regulations to assure the Policy continues to qualify as life insurance for federal income tax purposes.

YOUR VOTING RIGHTS

As long as the Separate Account continues to operate as a unit investment trust under the Investment Company Act of 1940, the Owner is entitled to give MassMutual instructions as to how shares of the Funds held in the Separate Account (or other securities held in lieu of such shares) deemed attributable to the Policy shall be voted at meetings of shareholders of the Funds of the Trusts. Those persons entitled to give voting instructions are determined as of the record date for the meeting.

The number of shares of the Funds held in the Separate Account deemed attributable to the Policy during the lifetime of the Insured is determined by dividing the Policy's Account Value held in each Division of the Separate Account, if any, by $100. Fractional votes are counted.

Owners receive proxy material and a form on which Owner instructions may be given. Shares of the Funds held by the Separate Account for which no effective Owner instructions have been received are voted for or against any proposition in the same proportion as the shares for which instructions have been received.

RESERVATION OF RIGHTS

We reserve the right to take certain actions in connection with our operations and the operations of the Separate Account. These actions will be taken in accordance with applicable laws (including obtaining any required approval of the Securities and Exchange Commission). If necessary, We will seek approval by Owners.

Specifically, We reserve the right to:
 .  Create new Divisions of the Separate Account;
 .  Create new Separate Accounts;
 .  Combine any two or more Separate Accounts;
 .  Make available additional Divisions of the Separate Account investing in additional investment companies;
 . Invest the assets of the Separate Account in securities other than shares of the Funds as a substitute for such shares already purchased or as the securities to be purchased in the future;
 .  Operate the Separate Account as a management investment company under the
   Investment Company Act of 1940 or in any other form permitted by law;
 .  De-register the Separate Account under the Investment Company Act of 1940 in the event such registration is no longer required;
 .  Substitute one or more Funds for other funds with similar investment objectives; and
 .  Delete Funds.

MassMutual also reserves the right to change the name of the Separate Account.

We have reserved all rights to the name MassMutual Life Insurance Company or any part of it. We may allow the Separate Account and other entities to use our name or part of it, but We also may withdraw this right.

ADDITIONAL BENEFITS YOU CAN GET BY RIDER

At the Owner's request, the Policy can include additional benefits We approve based on our standards and limits for issuing insurance and classifying risks. An additional benefit is provided by rider and is subject to the terms of both the rider and the Policy. The cost of any rider is deducted as part of the Monthly Charges. Subject to state availability, the following riders are available.

SUBSTITUTE OF INSURED RIDER. This rider allows the Owner to substitute a new insured in place of the current Insured under the Policy. A substitute of Insured is allowed if the Policy is in force, the Owner has an insurable interest in the life of the substitute insured, the substitute insured is age 80 or younger on the date of substitution, and the age of the substitute insured on the Policy Date is within the issue age range allowed for this Policy on the Policy Date.

An application and evidence of insurability satisfactory to us is required for the substitute insured.

All monthly charges after the substitution of insured will be based on the life and risk class of the substitute insured.

The rider terminates on the current Insured's Attained Age 75, at the time of the exercise of the rider, if this Policy is changed to a different policy under which this rider is not available, or if this Policy terminates.

This rider is attached automatically at issue. There is no charge for the rider.

OTHER INSURED RIDER. This rider provides level term insurance on the life of the base policy Insured or another insured. The coverage for the insured under the rider is convertible for a limited amount of time.

While the other insured is living and prior to the other insured's attained age 70, the rider may be fully or partially converted to a flexible premium adjustable variable life policy offered at the time of conversion. The cost for the new policy will be based on the other insured's attained age at the time of conversion. No evidence of insurability is required to convert the rider coverage.

There is a monthly charge for this rider. It is a rate per $1,000 of rider face amount for the other Insured.

GUARANTEED INSURABILITY RIDER. This rider provides the right to increase the face amount of this Policy without evidence of insurability on certain option dates as defined in the rider.

The rider terminates after the last option date as defined in the rider, if the face amount of this Policy is decreased for any reason, if this Policy is changed to another policy under which this rider is not available, or if the Policy terminates.

There is a monthly charge for this rider. It is a rate per $1,000 of rider option amount.

DISABILITY BENEFIT RIDER. This rider provides a disability benefit if the Insured becomes totally disabled as defined in the rider. The rider provides the following monthly benefits if the Insured becomes totally disabled.

 . We will credit an amount to the Account Value equal to the specified benefit amount shown on the policy specification page for this rider. This amount will be treated as a Net Premium.

 .  We will waive the monthly charges due for this Policy.

The benefits will be provided after the Insured has been totally disabled for four months and all conditions of the rider have been met.

The benefits under the rider end once the Insured is no longer totally disabled, satisfactory proof of continued disability is not provided to us as required, or the day before the Insured's Attained Age 65, unless total disability began before the Insured's Attained Age 60 in which case the waiver of monthly charges benefit will continue beyond Attained Age 65 while the Insured remains disabled.

There is a monthly charge for this rider based on both the specified benefit amount and the waiver of monthly charges. The charge varies by the Attained Age of the Insured and the benefit provided.

WAIVER OF MONTHLY CHARGES RIDER. Under this rider, We will waive the monthly charges due for the Policy if the Insured becomes totally disabled as defined in the rider.

The benefit will be provided once the Insured has been totally disabled for four months and all the provisions of the rider have been met. The benefits will end when the Insured is no longer totally disabled, satisfactory proof of continued total disability is not given to us as required, or the day before the Insured's Attained Age 65 if the disability began when the Insured was Attained Age 60 or older.

There is a monthly charge for this rider. It is a rate based on the Insured's Attained Age and multiplied by the sum of the Policy monthly charges for the month, excluding the rider charge for this rider.

PAYMENT OPTIONS

The Policy proceeds (the Death Benefit or the Net Surrender Value) can be paid in cash, or if elected, all or part of these proceeds can be placed under one or more of the following payment options. The minimum amount that can be applied under a payment option is $2,000. If the periodic payment under any option is less than $20, We reserve the right to make payments at less-frequent intervals. None of these benefits depends on the performance of the Separate Account or the GPA. For additional information concerning these options, see the Policy. The following payment options are currently available.

------------------------------------------------------------------------------
Installments for a Specified Period     Equal monthly payments will be made
                                        for any period selected, up to 30
                                        years.  The amount of each payment
                                        depends on the total amount applied,
                                        the period selected,
------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                        and the monthly income rates We are
                                        using when the first payment is due.
------------------------------------------------------------------------------
Life Income                             Equal monthly payments will be based
                                        on the life of a named person.
                                        Payments will continue for the
                                        lifetime of that person.  Income with
                                        or without a minimum payment period
                                        may be elected.
------------------------------------------------------------------------------
Interest                                We will hold any amount applied under
                                        this option.  Interest on the amount
                                        will be paid at an effective annual
                                        rate determined by us.  This rate
                                        will not be less than 3%.
------------------------------------------------------------------------------
Installments of Specified Amount        Each payment will be made for an
                                        agreed fixed amount.  The total
                                        amount paid during the first year
                                        must be at least 6% of the total
                                        amount applied.  Interest will be
                                        credited each month on the unpaid
                                        balance and added to it.  This
                                        interest will be an effective annual
                                        rate determined by us, but not less
                                        than 3%.  Payments continue until the
                                        balance We hold is reduced to an
                                        amount less than the agreed fixed
                                        amount.  The last payment will be for
                                        the balance only.
------------------------------------------------------------------------------
Life Income with Payments Guaranteed    Equal monthly payments will be based
 for Amount Applied                     on the life of a named person.
                                        Payments will be made until the total
                                        amount paid equals the amount
                                        applied, and as long thereafter as
                                        the named person lives.
------------------------------------------------------------------------------
Joint Lifetime Income with Reduced      Monthly payments will be based on the
 Payments to Survivor                   lives of two named persons.  Payments
                                        at the initial level will continue
                                        while both are living, or for 10
                                        years if longer.  When one dies (but
                                        not before the 10 years has elapsed),
                                        payments are reduced by one-third and
                                        will continue at that level for the
                                        lifetime of the other.  After the 10
                                        years has elapsed, payments stop when
                                        both named persons have died.
------------------------------------------------------------------------------

WITHDRAWAL RIGHTS UNDER PAYMENT OPTIONS. If provided in the payment option election, all or part of the unpaid balance under the Fixed Amount or Interest Payment Option may be withdrawn or applied under any other option. No part of the payments under the Fixed Time Payment Option or payments that are based on a named person's life may be withdrawn.

BENEFICIARY

A Beneficiary is any person named on our records to receive insurance proceeds at the Insured's death. The Beneficiary is named in the application for the Policy. There may be different classes of beneficiaries, such as primary and secondary. These classes set the order of payment. There may be more than one Beneficiary in a class.

Any Beneficiary may be named an Irrevocable Beneficiary. An Irrevocable Beneficiary is one whose consent is needed to change that Beneficiary. The consent of any Irrevocable Beneficiary is needed to exercise any Policy right except the rights to change the frequency of Planned Premiums and Reinstate the Policy after termination.

The Owner may change the Beneficiary during the Insured's lifetime by writing to our Administrative Office. Generally, the change will take effect as of the date of the request. If no Beneficiary is living at the time of the Insured's death, unless provided otherwise, the Death Benefit is paid to the Owner or, if deceased, to the Owner's estate.

ASSIGNMENT

The Policy may be assigned as collateral for a loan or other obligation. For any assignment to be binding on MassMutual, however, We must receive a signed copy of it at our Administrative Office. We are not responsible for the validity of any assignment.

LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY

Except for any policy change or reinstatement requiring evidence of insurability, We cannot contest the validity of the policy with respect to any material misrepresentation in the application regarding the insurability of the Insured once the policy has been in force for two years after the Issue
Date.

For any policy change or reinstatement requiring evidence of insurability, We cannot contest the validity of the change or reinstatement with respect to the Insured after the change has been in effect for two years.

ERROR OF AGE OR SEX

If the Insured's age or sex is misstated in the Policy application, the Death Benefit payable under the Policy will be adjusted based on what the Policy would provide based on the most recent Monthly Charge for the correct date of birth and correct sex.

SUICIDE

Suicide within two years of the Policy Date is not covered by the Policy. If the Insured dies by suicide, while sane or insane, within two years from the Issue Date or Reinstatement Date, the Policy will terminate. We will refund the amount of all premiums paid, less any Withdrawals and Policy Debt. If the Insured, while sane or insane, dies by suicide within two years after the effective date of any increase in the Face Amount, the increase will terminate and We will refund the Monthly Charges for that increase. However, if a refund was payable as the result of suicide during the first two years following the Issue Date or the Reinstatement Date of the Policy, there is no additional refund for any Face Amount increase.

SALES AND OTHER AGREEMENTS

MML Distributors, LLC ("MML Distributors"), 1414 Main Street, Springfield, MA 01144-1013, is the principal underwriter of the Policy pursuant to an Underwriting and Servicing Agreement to which MML Distributors, MassMutual and the Separate Account are parties. MML Investors Services, Inc. ("MMLISI"), also located at 1414 Main Street, Springfield, MA 01144-1013, serves as the co-underwriter of the Policy. Both MML Distributors and MMLISI are registered with the Securities and Exchange Commission (the "SEC") as broker-dealers under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. (the "NASD").

MML Distributors may enter into selling agreements with other broker-dealers that are registered with the SEC and are members of the NASD ("selling brokers"). MassMutual sells the Policy through agents who are licensed by state insurance officials to sell the Policy. These agents also are registered representatives of selling brokers or of MMLISI. The Policy is offered in all states where MassMutual is authorized to sell variable life insurance.

The Company also may contract with independent third party broker-dealers who may act as wholesalers by assisting the Company in finding broker-dealers to offer and sell the Policies. These parties also may provide training, marketing and other sales related functions for the Company and other broker-dealers and may provide certain administrative services to the Company in connection with the Policies. The Company may pay such parties compensation based on premium payments for the Policies purchased through broker-dealers selected by the wholesaler. In addition, some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars.

When an application for the Policy is completed, it is submitted to MassMutual. MassMutual performs suitability and insurance underwriting and determines whether to accept or reject the application for the Policy and the Insured's risk classification. If the application is not accepted, MassMutual will refund any premium paid.

Pursuant to the Underwriting and Servicing Agreement, both MML Distributors and MMLISI will receive compensation for their activities as underwriters of the Policy.

MML Distributors does business under different variations of its name; including the name MML Distributors, L.L.C. in the states of Illinois, Michigan, Oklahoma, South Dakota and Washington; and the name MML Distributors, Limited Liability Company in the states of Maine, Ohio and West Virginia.

COMPENSATION


Writing agents will receive commissions based on a commission schedule and rules. Some commissions are paid as a percentage of the premium paid in each Policy Year. These commissions distinguish between premiums up to the Target Premium and premiums paid in excess of the Target Premium. The Target Premium is based on the issue age, gender, and risk classification of the Insured. Commissions also are paid as a percentage of the average monthly Account Value in each Policy Year. The maximum commission percentages are as follow.

                           PREMIUM-BASED COMMISSIONS

COVERAGE YEAR 1          50% of premium paid up to the
                         Target Premium

                         3% of premium paid over the Target
                         Premium

COVERAGE YEARS 2-5       5% of premium paid up to the
                         Target Premium

                         3% of premium paid over the Target
                         Premium

COVERAGE YEARS 6-10      3% of all premium paid

COVERAGE YEARS 11 AND    1% of all premium paid
BEYOND
------------------------------------------------------------

                            ASSET-BASED COMMISSIONS

-------------------------------------------------------------
POLICY YEARS 2 AND          0.15% of the average monthly
 BEYOND                     Account Value in each Policy Year
-------------------------------------------------------------

Agents under financing agreements with a general agent of MassMutual may be compensated differently. Agents who meet certain productivity and persistency standards in selling MassMutual policies are eligible for additional compensation. General agents and district managers who are registered representatives of MMLISI also may receive commission overrides, allowances and other compensation.

While the compensation payable to broker-dealers for sales of Policies may vary with the sales agreement and level of production, they generally are expected to be comparable to the aggregate compensation paid to Company agents and general agents.

BONDING ARRANGEMENT

An insurance company blanket bond is maintained providing $50,000,000 coverage for officers and employees of MassMutual and C.M. Life (subject to a $350,000 deductible) and $50,000,000 for MassMutual's general agents and agents (also subject to a $350,000 deductible).

LEGAL PROCEEDINGS

We are not currently involved in any legal proceedings that would have a material impact on the Policy.

EXPERTS

The audited financial statements of MassMutual included in this Prospectus have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

Coopers & Lybrand's report on the statutory financial statements of MassMutual includes explanatory paragraphs relating to the use of statutory accounting practices rather than generally accepted accounting principles.

Actuarial matters in the Prospectus have been examined by Craig Waddington, FSA, MAAA. An opinion on actuarial matters is filed as an exhibit to the registration statements We filed with the SEC.

III.  ADDITIONAL INFORMATION

MASSMUTUAL

MassMutual is a mutual life insurance company chartered in 1851 under the laws of Massachusetts. Its Home Office is located in Springfield, Massachusetts. MassMutual is licensed to transact life, accident, and health business in all fifty states of the United States, the District of Columbia, Puerto Rico, and certain provinces of Canada. As of December 31, 1997, MassMutual had total assets under management of $152.5 billion and unconsolidated MassMutual assets in excess of $57.5 billion.

MASSMUTUAL'S TAX STATUS. MassMutual is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986 (the "Code"). The Segment and the Separate Account are not separate entities from MassMutual and its operations form a part of MassMutual.

Investment income and realized capital gains on the assets of the Segment are reinvested and taken into account in determining Account Value. The investment income and realized capital gains are applied automatically to increase book reserves associated with the Policy. Under existing federal income tax law, the Segment's investment income, including net capital gains, is not taxed to MassMutual to the extent it is applied to increase reserves associated with the Policy. The reserve items taken into account at the close of the taxable year for purposes of determining net increases and net decreases must be adjusted for tax purposes by subtracting any amount attributable to appreciation in the value of assets and by adding any amount attributable to depreciation. MassMutual's basis in the Policy's share of the assets underlying the Segment will be adjusted for appreciation or depreciation, to the extent the reserves are adjusted. Thus, corporate-level capital gains and losses, and the tax effect thereof, are eliminated.

Due to MassMutual's current tax status, no charge is made to the Segment for MassMutual's federal income taxes that may be attributable to the Segment. Periodically, MassMutual reviews the question of a charge to the Segment for MassMutual's federal income taxes. A charge may be made for any federal income taxes incurred by MassMutual and attributable to the Segment. Depending on the method of calculating interest on Policy values allocated to the Guaranteed Principal Account (see preceding section), a charge may be imposed for the Policy's share of MassMutual's federal income taxes attributable to that account.

Under current laws, MassMutual may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, MassMutual reserves the right to charge the Separate Account for taxes, if any, attributable to the Separate Account.

RECORDS AND REPORTS

All records and accounts relating to the Separate Account and the GPA are maintained by MassMutual. Each year within the 30 days following the Policy Anniversary, MassMutual will mail You a report showing the Account Value at the beginning of the previous Policy Year, all premiums paid since that time, all additions to and deductions from the Account Value during the year, and the Account Value, Death Benefit, Net Surrender Value and Policy Debt as of the last Policy Anniversary. This report contains any additional information required by any applicable law or regulation.

THE SEPARATE ACCOUNT

The Separate Account was established on February 2, 1995, as a separate investment account of MassMutual by MassMutual's Board of Directors in accordance with the laws of the State of Massachusetts. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, and meets the definition of a "separate account" in that statute. Registration does not involve supervision of the management or investment practices of either the Separate Account or of MassMutual. A separate segment for the Policies (the "Segment") was established on November 12, 1997 and has since been divided into 13 Divisions. Each Division invests in a corresponding series of shares of a designated Fund of MML Trust, Oppenheimer Trust, Variable Insurance Products Fund II (managed by Fidelity Management & Research Company), T. Rowe Price Equity Series, Inc., or American Century Variable Portfolios, Inc. MassMutual may establish additional divisions within the Separate Account in the future, which may invest in other investment funds, including those of MML Trust, Oppenheimer Trust, (Fidelity) Variable Insurance Products Fund II, T. Rowe Price Equity Series, Inc., or American Century Variable Portfolios, Inc., or in any other investment fund MassMutual deems to be appropriate.

MassMutual owns the assets in the Separate Account and is required to maintain sufficient assets in the Separate Account to meet anticipated obligations of the Policies funded by the Separate Account. The income, gains, or losses, realized or unrealized, of the Separate Account are credited to or charged against the assets held in the Separate Account without regard to the other income, gains, or losses of MassMutual. Assets in the Separate Account attributable to the reserves and other liabilities under the Policies are not chargeable with liabilities arising from any other business conducted by MassMutual. MassMutual may transfer to its General Account; however, any assets that exceed anticipated obligations of the Separate Account. All obligations arising under the Policy are general corporate obligations of MassMutual. MassMutual may accumulate in the Separate Account proceeds from various Policy charges and investment results applicable to those assets.


Some of the Funds offered are substantially identical to or are "clones" of mutual funds offered in the retail marketplace. These "clone" funds have the same investment objectives, policies, and portfolio managers as the retail funds and usually were formed after the retail funds. While the clone funds generally have identical investment objectives, policies and portfolio managers, they are separate and distinct from the retail funds. In fact, the performance of the clone funds may be dramatically different from the performance of the retail funds due to differences in the funds' sizes, dates shares of stock are purchased and sold, cash flows and expenses. Thus, while the performance of the retail funds may be informative, You should remember such performance is not the performance of the funds that support the Policy and is not an indication of future performance of such funds.

MML TRUST AND OPPENHEIMER TRUST

The MML Trust is a no-load, open-end, management investment company registered under the Investment Company Act of 1940. The Oppenheimer Trust is an open-end, diversified, management investment company registered under the Investment Company Act of 1940.

Both the MML Trust and the Oppenheimer Trust provide an investment vehicle for the separate investment accounts of variable life and variable annuity contracts offered by companies such as MassMutual. Shares of the MML Trust and the Oppenheimer Trust are not offered to the general public.

The assets of certain variable annuity separate accounts for which MassMutual or an affiliate is the depositor are invested in shares of the MML Trust's and Oppenheimer Trust's Funds. Because these separate accounts are invested in the same underlying Funds, it is possible material irreconcilable conflicts could arise between Policy Owners and owners of the variable annuity contracts. Possible conflicts could arise if: (i) state insurance regulators should disapprove or require changes in investment policies, investment advisers or principal underwriters or if MassMutual should be permitted to act contrary to actions approved by holders of the Policies under rules of the Securities and Exchange Commission; (ii) adverse tax treatment of the Policies or the variable annuity contracts would result from utilizing the same underlying funds; (iii) different investment strategies would be more suitable for the variable annuity contracts than for the Policies; or (iv) state insurance laws or regulations or other applicable laws would prohibit the funding of both the Separate Account and other investment accounts by the same Funds. The Board of Trustees of each Trust will follow monitoring procedures that have been developed to determine whether material conflicts have arisen. If it is determined a conflict exists, the Trustees will notify MassMutual and OppenheimerFunds and appropriate action will be taken to eliminate such irreconcilable conflicts.

MassMutual purchases the shares of each Fund for the corresponding Division at net asset value. All dividends and capital gain distributions received from a Fund are automatically reinvested in that Fund at net asset value, unless MassMutual, on behalf of the Separate Account, elects otherwise. Shares of the MML Trust and the Oppenheimer Trust will be redeemed by MassMutual at their net asset values to the extent necessary to make payments under the Policies.


VARIABLE INSURANCE PRODUCTS FUND II

Variable Insurance Products Fund II ("Fidelity VIP II"), managed by Fidelity Management & Research Company ("FMR"), is an open-end, diversified management investment company organized as a Massachusetts business trust on March 21, 1988 and is registered with the SEC under the 1940 Act. One of its investment portfolios, the VIP II Contrafund Portfolio, is available under this Policy.


T. ROWE PRICE EQUITY SERIES, INC.

The T. Rowe Price Equity Series, Inc. (the "Corporation") was incorporated in Maryland in 1994, and is a diversified, open-end investment company, or mutual fund. Currently, the corporation consists of four series, each representing a separate class of shares having different objectives and investment policies. One of the series, the Mid-Cap Growth Portfolio, is available under this Policy.


AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

American Century Variable Portfolios, Inc. is part of American Century Investments, a family of funds that includes nearly 70 no-load mutual funds covering a variety of investment opportunities. American Century Variable Portfolios, Inc. offers its shares only to insurance companies to fund the benefits of variable annuity or variable life insurance contracts. One of the funds, VP Income and Growth, is offered under this Policy.


Following is a chart illustrating the risk profiles of the investment options available under this Policy, and a summary of the investment objectives of each fund. Please note there can be no assurance any fund will achieve its objectives. More detailed information concerning these investment objectives is contained in the accompanying prospectuses, including information on the risks associated with the investments, the investment techniques of each of the funds, and the deduction of expenses applicable to each of the funds.


                          INVESTMENT PREFERENCE CHART
--------------------------------------------------------------------------------
                                             Oppenheimer Global Securities Fund
                                            VIP II Contrafund Portfolio
                                           Oppenheimer Aggressive Growth Fund
                                          MML Small Cap Value Equity Fund
                                         T. Rowe Price Mid-Cap Growth Portfolio
                                        Oppenheimer Growth Fund

                                       MML Equity Index Fund

                                      American Century VP Income & Growth
                                     MML Equity Fund
                              MML Blend Fund
                           Oppenheimer Strategic Bond Fund
                       MML Managed Bond Fund
              MML Money Market Fund
Guaranteed Principal Account
--------------------------------------------------------------------------------
CONSERVATIVE     LESS CONSERVATIVE     MODERATE     AGGRESSIVE   MORE AGGRESSIVE

CONSERVATIVE: Investment goal is preservation of principal, while incurring little or no risk.

LESS CONSERVATIVE: Investment goal is primarily preservation of principal, with some desire for growth.
MODERATE: Investment goal is growth, while seeking some preservation of principal.
AGGRESSIVE: Investment goal is growth, with more tolerance for risk.
MORE AGGRESSIVE: Investment goal is significant growth over the long-term, with short-term fluctuations in value expected.

MML MONEY MARKET FUND

MML Money Market Fund seeks to achieve high current income, while preserving capital, and liquidity. This Fund invests in short-term debt instruments, including but not limited to commercial paper, certificates of deposit, bankers' acceptances, and obligations of the United States government, its agencies and instrumentalities. An investment in the Money Market Fund is neither insured nor guaranteed by the U.S. Government and its net asset value is not guaranteed to remain stable at $1.00 per share.

MML MANAGED BOND FUND

MML Managed Bond Fund seeks to achieve as high a total rate of return on an annual basis as is considered consistent with the preservation of capital. This Fund invests primarily in investment grade, publicly-traded, readily marketable, fixed income securities of such maturities as MassMutual deems appropriate from time to time in light of market conditions and prospects.

OPPENHEIMER STRATEGIC BOND FUND

Oppenheimer Strategic Bond Fund seeks a high level of current income principally derived from interest on debt securities; and seeks to enhance such income by writing covered call options on debt securities. The Fund intends to invest principally in: (i) foreign government and corporate debt securities; (ii) U.S. Government securities; and (iii) lower-rated, high-yield domestic debt securities, commonly known as "junk bonds", which are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities. Capital appreciation is not an objective.

MML BLEND FUND

MML Blend Fund seeks to achieve as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk and the preservation of capital. This Fund invests in a portfolio of common stocks and other equity-type securities, bonds and other debt securities with maturities generally exceeding one year, and money market instruments and other debt securities with maturities generally not exceeding one year.

MML EQUITY FUND

MML Equity Fund seeks to achieve a superior total rate of return over an extended period of time from both capital appreciation and current income. A secondary objective is the preservation of capital when business and economic conditions indicate investing for defensive purposes is appropriate. The assets of this Fund are expected to be invested primarily in equity-type securities.

AMERICAN CENTURY VP INCOME & GROWTH

American Century VP Income & Growth seeks long-term growth of capital as well as current income. The Fund pursues a total return and dividend yield that exceed those of the S&P 500 by investing in stocks of companies with strong dividend growth potential.

MML EQUITY INDEX FUND

MML Equity Index Fund seeks to provide investment results that correspond to the price and yield performance of the publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. ("Standard & Poor's 500" and "S&P 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's or the McGraw-Hill Companies, Inc.)

OPPENHEIMER GROWTH FUND

Oppenheimer Growth Fund seeks to achieve capital appreciation by investing in securities of well-known established companies.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO

The Mid-Cap Growth Portfolio seeks to provide long-term capital appreciation by investing primarily in common stocks of medium-sized (mid-cap) growth companies. The Fund focuses on companies with higher earnings growth potential that are no longer considered new or emerging, but may still be in the dynamic phase of their life cycles.

MML SMALL CAP VALUE EQUITY FUND

This Fund seeks to earn a high rate of return over an extended period. The Fund invests primarily in stocks of smaller capitalization companies with some unique product, market position, or operating characteristic which, in the portfolio manager's opinion distinguishes them and will result in above-average returns.

OPPENHEIMER AGGRESSIVE GROWTH FUND

Oppenheimer Aggressive Growth Fund seeks to achieve capital appreciation by investing in "growth-type" companies. Prior to May 1, 1998, this Fund was named Oppenheimer Capital Appreciation Fund.

VIP II CONTRAFUND PORTFOLIO

This Fund seeks capital appreciation by investing in the securities of companies whose value FMR believes is not fully recognized by the public. This Fund may be appropriate for policyowners who are willing to ride out stock market fluctuations in pursuit of potentially high long-term returns. The Fund is designed for those who are looking for an investment approach that follows a contrarian philosophy.


OPPENHEIMER GLOBAL SECURITIES FUND

Oppenheimer Global Securities Fund seeks long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations which are considered to have appreciation possibilities, but which may be considered to be speculative.

THE INVESTMENT ADVISERS

MassMutual serves as investment manager of each of the MML Funds pursuant to investment management agreements. Concert Capital Management, Inc. ("Concert") served as the investment sub-adviser to MML Equity Fund and the Equity Sector of the MML Blend Fund from 19931996. Concert merged with and into David L. Babson & Company, Inc. ("Babson") effective December 31, 1996. Both Concert and Babson are wholly-owned subsidiaries of Babson Acquisition Corporation, which is a controlled subsidiary of MassMutual. Effective January 1, 1997, Babson became the investment sub-adviser to MML Equity Fund and the Equity Sector of the MML Blend Fund. Babson also is the sub-advisor to the MML Small Cap Value Equity Fund. Both MassMutual and Babson are registered investment advisers under the Investment Advisers Act of 1940.

MassMutual entered into a sub-advisory agreement with Mellon Equity whereby Mellon Equity manages the investment and reinvestment of the assets of the MML Equity Index Fund.


OppenheimerFunds, Inc. ("OFI") is an investment adviser organized under the laws of Colorado as a corporation; it was originally organized in 1959. Oppenheimer and its affilates currently advise U.S. investment companies with assets aggregating over $75 billion as of December 31, 1997, and more than 3.5 million shareholder accounts. OFI is owned by Oppenheimer Acquisition Corporation, a holding company owned in part by senior management of OFI and ultimately controlled by MassMutual. OFI serves as investment adviser to the Oppenheimer Trust. OFI is registered as an investment adviser under the Investment Advisers Act of 1940. OFI serves as Investment Adviser to the Oppenheimer Funds.

Citibank N.A., with its home office located at 111 Wall Street, New York, NY, 10005, acts as custodian for the MML Trust. Bank of New York, with its home office at One Wall Street, New York, NY 10015, acts as custodian for the Oppenheimer Trust.

MassMutual is also the investment adviser to MassMutual Corporate Investors and MassMutual Participation Investors, closed-end investment companies, certain wholly-owned subsidiaries of MassMutual, and various employee benefit plans. MassMutual is the investment sub-adviser to Oppenheimer Investment Grade Bond Fund and Oppenheimer Value Stock Fund, open-end management investment companies.

Fidelity Management & Research Company ("FMR") is the investment adviser to the
VIP II Contrafund Portfolio.   FMR is the management arm of Fidelity
Investments(R) which was established in 1946. Fidelity Investments(R) has its principal business address at 82 Devonshire Street, Boston, Massachusetts. FMR handles the VIP II Contrafund business affairs and, with the assistance of affiliates, chooses the Fund's investments. Fidelity Management & Research (U.K.) Inc, in London, England, and Fidelity Management & Research ("Far East") Inc., serve as sub-advisers for the VIP II Contrafund Portfolio.

T. Rowe Price Associates, Inc ("T. Rowe Price") is the investment adviser to the
T. Rowe Price Mid-Cap Growth Portfolio.  T. Rowe Price was founded in 1937.  The
T. Rowe Price Equity Series, Inc. (the "Corporation") was incorporated in Maryland in 1994, and is a diversified, open-end investment company. The Corporation is governed by a Board of Directors that meets regularly to review the Fund's investments, performance, expenses, and other business affairs. The policy of the Corporation is that a majority of Board members will be independent of T. Rowe Price.

American Century Investment Management, Inc. is the investment adviser to the American Century VP Income & Growth Fund. Under the laws of the state of Maryland, the Board of Directors is responsible for managing the business and affairs of the Fund. Acting pursuant to an investment management agreement entered into with the Fund, American Century Investment Management, Inc. serves as the manager of the Fund. Its principal place of business is American Century Tower, 4500 Main Street, Kansas City, Missouri. The manager has been providing investment advisory services to investment companies and institutional investors since it was founded in 1958.

APPENDIX A

DEFINITION OF TERMS

ACCOUNT VALUE: The sum of the Variable Account Value and the Fixed Account Value of the Policy.

ADMINISTRATIVE OFFICE: MassMutual's Administrative Office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

ATTAINED AGE: The Issue Age of the Insured plus the number of completed Policy Years.

BENEFICIARY(IES): The person or persons specified by the Owner to receive some or all of the Death Benefit at the Insured's death.

DEATH BENEFIT: The amount paid following receipt of due proof of death of the Insured. The amount is equal to the benefit provided by the Death Benefit Option in effect on the date of death less any Policy Debt outstanding and any unpaid premium.

DEATH BENEFIT OPTION: The Policy offers three Death Benefit Options for determination of the amount of the Death Benefit. The Death Benefit Option is elected at the time of application and, subject to certain requirements, may be changed at a later date.

EXPENSE PREMIUM: The level of premium payment used to determine the Premium Expense Charges. The Expense Premium is based on the Issue Age, sex, and risk classification of the Insured in effect at the time of any premium payment.

FIXED ACCOUNT VALUE: The current Account Value that is allocated to the Guaranteed Principal Account.

FREE LOOK PERIOD: The Period during which an Owner may return the Policy for cancellation and refund.

GUARANTEED PRINCIPAL ACCOUNT ("GPA"): Part of our General Account, the GPA is a fixed account to and from which the Owner may make allocations and transfers.

INITIAL FACE AMOUNT: The amount of insurance coverage issued under the Policy. Subject to certain limitations, the Owner may change the Face Amount after issue.

INITIAL NET PREMIUM: The premium received before or at delivery of the Policy, reduced by the Premium Expense Charge.

INSURED:  The person whose life this Policy insures.

ISSUE AGE: The age of the Insured at his or her birthday nearest the Policy
Date.

ISSUE DATE: The date on which the suicide and contestability periods begin.

MINIMUM DEATH BENEFIT: The Death Benefit determined in accordance with the applicable Death Benefit Compliance Test. The applicable Test is either the Cash Value Test or the Guideline Premium Test, as chosen at the time of application.

MONTHLY CHARGE DATE: The monthly date on which the Monthly Charges for the Policy are deducted from the Account Value. The first Monthly Charge Date is the Policy Date, and subsequent Monthly Charge Dates are on the same day of each succeeding calendar month.

MONTHLY CHARGES: The charges assessed against the Policy Account Value on each Monthly Charge Date.

NET PREMIUM: The premium payment less the Premium Expense Charge We deduct.

NET SURRENDER VALUE: The amount payable to an Owner upon surrender of the Policy. It is equal to the Account Value less any surrender charges that apply and less any Policy Debt.

OWNER: The person or entity that owns the Policy.

POLICY: The flexible premium adjustable variable life insurance policy offered by MassMutual and described in this Prospectus.

POLICY ANNIVERSARY DATE: An anniversary of the Policy Date.

POLICY DATE: The date shown on the Policy that is the starting point for determining Policy Anniversary Dates, Policy Years, and Monthly Charge Dates.

POLICY DEBT: All outstanding Policy loans plus accrued loan interest.

POLICY VALUE: The Account Value less any outstanding Policy Debt during the first three Policy Years. It is equal to the Net Surrender Value in years four and later.

POLICY YEAR: A twelve-month period commencing with the Policy Date or a Policy Anniversary Date.

SAFETY TEST: On any day during the Guarantee Period as shown on the Policy Specifications page of Your Policy, the Safety Test is met if the result of premiums paid less amounts withdrawn, accumulated with interest to that day, equals or exceeds the Guarantee Period premium requirement as shown on the Policy Specification page of Your Policy accumulated with interest to that date.

SEPARATE ACCOUNT: The Policies' designated segment of the "MassMutual Variable Life Separate Account I" established by MassMutual under the laws of Massachusetts and registered as a unit investment trust with the Securities and

Exchange Commission pursuant to the Investment Company Act of 1940, as amended ("1940 Act"). The Separate Account is used to receive and invest Net Premiums for this Policy.

SUBSEQUENT NET PREMIUM: Any premium received after the Policy is delivered, reduced by the Premium Expense Charge.

TARGET PREMIUM: The level of premium payments used to determine commission payments and surrender charges. The Target Premium is based on the Issue Age, sex, and risk classification of the Insured.

VALUATION DATE: A date on which the net asset value of the shares of each Division of the Separate Account is determined. Generally, this will be any date on which the New York Stock Exchange (or its successor) is open for trading.

VALUATION PERIOD: The period, consisting of one or more days, from one Valuation Date to the next succeeding Valuation Date.

VALUATION TIME: The time of the close of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on a Valuation Date. All actions to be performed on a Valuation Date will be performed as of the Valuation Time.

VARIABLE ACCOUNT VALUE: The total of the values of the Accumulation Units credited to the Policy in each Division of the Separate Account multiplied by the Owner's number of units in that Division.

WE: Refers to MassMutual.

YEAR OF COVERAGE: For the Initial Face Amount, each Policy Year is a Year of Coverage. For any increase in the Face Amount, each Year of Coverage is measured from the effective date of the increase.

YOU: Refers to the Owner.

APPENDIX B

EXAMPLES OF DEATH BENEFIT OPTION CHANGES

EXAMPLE I - CHANGE FROM OPTION 2 TO OPTION 1

For a change from Option 2 to Option 1, the Face Amount is increased by the amount of the Account Value on the effective date of the change. For example, if the Policy has a Face Amount of $500,000 and an Account Value of $25,000, the Death Benefit under Option 2 is equal to the Face Amount plus the Account Value, or $525,000. If the Owner changes from Option 2 to Option 1, the Death Benefit under Option 1 is equal to the Policy Face Amount. Since the Death Benefit under a Policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased from $500,000 under Option 2 to $525,000 under Option 1.

EXAMPLE II - CHANGE FROM OPTION 3 TO OPTION 1

For a change from Option 3 to Option 1, the Face Amount is increased by the amount of the premiums paid to the effective date of the change. For example, if a Policy has a Face Amount of $500,000, and premium payments of $12,000 have been made to-date, the Policy Death Benefit under Option 3 is equal to the Face Amount plus the premiums paid, or $512,000. If the Owner changes from Option 3 to Option 1, the Death Benefit under Option 1 is equal to the Policy Face Amount. Since the Death Benefit under a Policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased from $500,000 under Option 3 to $512,000 under Option 1.

EXAMPLE III- CHANGE FROM OPTION 1 TO OPTION 2

For a change from Option 1 to Option 2, the Face Amount will be decreased by the amount of the Account Value on the effective date of the change. For example, if the Policy has a Face Amount of $700,000 and an Account Value of $25,000, under Option 1 the Death Benefit is equal to the Face Amount, or $700,000. If the Owner changes from Option 1 to Option 2, the Death Benefit under Option 2 is equal to the Face Amount plus the Account Value. Since the Death Benefit does not change as the result of a Death Benefit Option change, the Face Amount will be decreased by $25,000 to $675,000, and the Death Benefit under Option 2 after the change will remain $700,000.

EXAMPLE IV - CHANGE FROM OPTION 1 TO OPTION 3

For a change from Option 1 to Option 3, the Face Amount will be decreased by the amount of the premiums paid to the effective date of the change. For example, if the Policy has a Face Amount of $700,000 and premiums paid to-date are $30,000, the Death Benefit under Option 1 is equal to the Face Amount, or $700,000. If the Owner changes from Option 1 to Option 3, the Death Benefit under Option 3 is equal to the Face Amount plus the premiums paid to-date.
Since the Death Benefit under a Policy does not change as the result of a Death Benefit Option change, the Face Amount will be decreased from $700,000 under Option 1 to $670,000 under Option 3.

EXAMPLE V - CHANGE FROM OPTION 2 TO OPTION 3, OR FROM OPTION 3 TO OPTION 2

For a change from Option 2 to Option 3 or from Option 3 to Option 2, the Face Amount is changed (increased or decreased) by the difference between the Account Value and the premiums paid less any premium refunds. For example, if the Policy has a Face Amount of $1,000,000, and an Account Value of $70,000, and premiums paid of $25,000, the Death Benefit under Option 2 is equal to the Account Value plus the Face Amount, or $1,070,000. If the Owner changes from Option 2 to Option 3, the Death Benefit under Option 3 is equal to the Face Amount plus the premiums paid less any premium refunds. Since the Death Benefit under a Policy does not immediately change as the result of a Death Benefit Option change, the Face Amount will be increased by the difference between the Account Value and the premiums paid, or $45,000, to $1,045,000 under Option 3, maintaining a Death Benefit of $1,070,000.

A similar type of change would be made for a change from Option 3 to Option 2.

APPENDIX C

RATES OF RETURN

From time to time, the Company may report different types of historical performance for the Divisions of the Separate Account available under the Policy. The Company may report the average annual total returns of the funds over various time periods. Such returns will reflect an annual reduction for investment management fees and fund expenses, but not deductions at the Separate Account or Policy level for Mortality and Expense Risk Charges and Policy expenses, which, if included, would reduce performance.

At the request of an applicant, the Company will accompany the returns of the funds with at least one of the following: (i) returns, for the same periods as shown for the funds, which include deduction under the Separate Account for the Mortality and Expense Risk Charge in addition to the deductions of investment management fees and fund expenses, but does not include other charges under the Policy; or (ii) an illustration of Account Values and Net Surrender Values as of the performance reporting date for a hypothetical Insured of given age, gender, risk classification, premium level and Initial Face Amount. The illustration will be based either on actual historic fund performance or on a hypothetical investment return between 0% and 12% as requested by the applicant. The Net Surrender Value figures will assume all fund charges, the Mortality and Expense Risk Charge, and all other Policy charges are deducted. The Account Value figures will assume all charges except the Surrender Charge are deducted.

We also may distribute sales literature comparing the percentage change in the net asset values of the funds or in the Accumulation Unit Values for any of the Divisions of the Separate Account to established market indices, such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average. We also may make comparisons to the percentage change in values of other mutual funds with investment objectives similar to those of the Divisions of the Separate Account being compared.

Tables 1 and 2 show the Effective Annual Rates of Return and One Year Total Returns, respectively, of the funds based on the actual investment performance (after deduction of investment management fees and direct operating expenses) underlying each Division of the Separate Account. Table 1 shows figures for periods ended December 31, 1997, while Table 2 shows December 31 one year total returns for each year shown. These rates do not reflect the Mortality and Expense Risk Charges assessed against the Separate Account. Tables 1 and 2 do not reflect deductions from premiums or Monthly Charges assessed against the Account Value of the Policy, nor do they reflect the Policy's Surrender Charges. (For a discussion of these charges, please see CHARGES AND DEDUCTIONS.) Therefore, these rates are not illustrative of how actual investment performance will affect the benefits under the Policy (see, however, ILLUSTRATION OF DEATH BENEFITS, NET SURRENDER VALUES, AND ACCUMULATED PREMIUMS, APPENDIX D). The rates of return shown are not necessarily indicative of future performance. These rates of return may be considered, however, in assessing the competence and performance of the investment advisers.

                                    TABLE 1
                       EFFECTIVE ANNUAL RATES OF RETURN
                            AS OF DECEMBER 31, 1997

----------------------------------------------------------------------------------------------------------------
                                    SINCE
              FUND                INCEPTION        15 YEARS        10 YEARS        5 YEARS          1 YEAR
----------------------------------------------------------------------------------------------------------------
MML Equity                          14.78%          16.19%          16.44%          18.25%          28.59%
MML Blend                           13.67%            ---           13.68%          13.81%          20.89%
MML Managed Bond                    10.37%           9.73%           9.08%           7.79%           9.91%
MML Money Market                     6.73%           6.44%           5.63%           4.47%           5.18%
MML Equity Index                    21.93%            ---             ---             ---             ---
Oppenheimer Global Securities       12.26%            ---             ---           18.81%          22.42%
Oppenheimer Aggressive Growth       15.31%            ---           16.23%          15.92%          11.67%
Oppenheimer Growth                  15.43%            ---           16.67%          18.61%          26.68%
Oppenheimer Strategic Bond           7.64%            ---             ---             ---            8.71%
VIP II Contrafund Portfolio         28.11%            ---             ---             ---           24.41%
Mid-Cap Growth Portfolio            18.80%            ---             ---             ---           18.80%
VP Income & Growth*                   7.8%            ---             ---             ---             7.8%*
----------------------------------------------------------------------------------------------------------------

The figures show in this Table do not reflect any charges at the Separate Account or the Policy level.

Dates of inception:
MML Equity Fund - 9/15/71                       MML Blend Fund - 2/3/84
Managed Bond Fund - 12/16/81                    MML Small Cap Value Equity
                                                Fund - 6/1/98
MML Money Market Fund - 11/12/90                MML Equity Index Fund - 4/30/97
Oppenheimer Global Securities Fund - 11/12/90   Oppenheimer Aggressive Growth
                                                Fund - 8/15/86
Oppenheimer Growth Fund - 4/3/85                Oppenheimer Strategic Bond
                                                Fund - 5/3/93
VIP II Contrafund Portfolio- 1/3/95             Mid-Cap Growth Portfolio
                                                - 12/31/96
VP Income & Growth - 10/30/97

*Return shown is since inception. For the performance history of a substantially similar fund, the American Century Income & Growth Fund, turn to the section in the attached American Century Variable Portfolios prospectus entitled "INVESTMENT PERFORMANCE OF SIMILAR FUND."

                                    TABLE 2
                            ONE YEAR TOTAL RETURNS

          ---------------------------------------------------------------------------------------------------------------
          YEAR                       MML MONEY                                            MML EQUITY       OPPENHEIMER
          ENDED       MML EQUITY      MARKET           MML BOND          MML BLEND        INDEX FUND         GROWTH
          1997         28.59%          5.18%             9.91%            20.89%            21.93%*          26.68%
          1996         20.25%          5.01%             3.25%            13.95%              ---            25.20%
          1995         31.13%          5.58%            19.14%            23.28%              ---            36.65%
          1994          4.10%          3.84%            (3.76%)            2.48%              ---             0.98%
          1993          9.52%          2.75%            11.81%             9.70%              ---             7.25%
          1992         10.48%          3.48%             7.31%             9.36%              ---            14.53%
          1991         25.56%          6.01%            16.66%            24.00%              ---            25.54%
          1990         (0.51%)         8.12%             8.38%             2.37%              ---            (8.21%)
          1989         23.04%          9.16%            12.83%            19.96%              ---            23.59%
          1988         16.68%          7.39%             7.13%            13.40%              ---            22.09%
          1987          2.10%          6.49%             2.60%             3.12%              ---             3.32%
          1986         20.15%          6.60%            14.46%            18.30%              ---            17.76%
          1985         30.54%          8.03%            19.94%            24.88%              ---             9.50%*
          1984          5.40%         10.39%            11.69%             8.24%*             ---              ---
          1983         22.85%          8.97%             7.26%              ---               ---              ---
          1982         25.67%         11.12%*           22.79%*             ---               ---              ---
          1981          6.67%           ---               ---               ---               ---              ---
          1980         27.62%           ---               ---               ---               ---              ---
          1979         19.54%           ---               ---               ---               ---              ---
          1978          3.71%           ---               ---               ---               ---              ---
          1977         (0.52%)          ---               ---               ---               ---              ---
          1976         24.77%           ---               ---               ---               ---              ---
          1975         32.85%           ---               ---               ---               ---              ---
          1974        (17.61%)*         ---               ---               ---               ---              ---
          ---------------------------------------------------------------------------------------------------------------

The figures show in this Table do not reflect any charges at the Separate Account or the Policy level.

*since inception.

Dates of inception:
MML Equity Fund - 9/15/71                      MML Blend Fund  2/3/84
Managed Bond Fund - 12/16/81                   MML Small Cap Value Equity Fund
                                               - 6/1/98
MML Money Market Fund - 11/12/90               MML Equity Index Fund - 4/30/97
Oppenheimer Global Securities Fund - 11/12/90  Oppenheimer Aggressive Growth
                                               Fund - 8/15/86
Oppenheimer Growth Fund - 4/3/85               Oppenheimer Strategic Bond Fund
                                               - 5/3/93
VIP II Contrafund Portfolio- 1/3/95            Mid-Cap Growth Portfolio -
                                               12/31/96
VP Income & Growth - 10/30/97

                             ONE YEAR TOTAL RETURNS

-------------------------------------------------------------------------------------------------------------------
                                OPPENHEIMER         OPPENHEIMER         VIP II       MID-CAP
   YEAR      OPPENHEIMER         AGGRESSIVE            GLOBAL         CONTRAFUND     GROWTH          VP INCOME &
   ENDED   STRATEGIC BOND          GROWTH            SECURITIES        PORTFOLIO     PORTFOLIO        GROWTH#
-------------------------------------------------------------------------------------------------------------------
   1997         8.71%              11.67%              22.42%          24.14%         18.80%*          7.8%*
   1996        12.07%              20.16%              17.80%          21.22%           ---            ---
   1995        15.33%              32.52%               2.24%          39.72%*          ---            ---
   1994        (5.85%)             (7.50%)             (5.72%)           ---            ---            ---
   1993         4.25%*             27.32%              70.32%            ---            ---            ---
   1992          ---               15.42%              (7.11%)           ---            ---            ---
   1991          ---               54.72%               3.39%            ---            ---            ---
   1990          ---              (16.32%)              0.40%*           ---            ---            ---
   1989          ---               27.39%                ---             ---            ---            ---
   1988          ---               13.41%                ---             ---            ---            ---
   1987          ---               14.34%                ---             ---            ---            ---
   1986          ---               (1.65%)*              ---             ---            ---            ---
   1985          ---                 ---                 ---             ---            ---            ---
   1984          ---                 ---                 ---             ---            ---            ---
   1983          ---                 ---                 ---             ---            ---            ---
   1982          ---                 ---                 ---             ---            ---            ---
   1981          ---                 ---                 ---             ---            ---            ---
   1980          ---                 ---                 ---             ---            ---            ---
   1979          ---                 ---                 ---             ---            ---            ---
   1978          ---                 ---                 ---             ---            ---            ---
   1977          ---                 ---                 ---             ---            ---            ---
   1976          ---                 ---                 ---             ---            ---            ---
   1975          ---                 ---                 ---             ---            ---            ---
   1974          ---                 ---                 ---             ---            ---            ---
-------------------------------------------------------------------------------------------------------------------

The figures show in this Table do not reflect any charges at the Separate Account or the Policy level.

*since inception.

Dates of inception:
MML Equity Fund - 9/15/71                        MML Blend Fund - 2/3/84
Managed Bond Fund - 12/16/81                     MML Small Cap Value Equity
                                                 Fund - 6/1/98
MML Money Market Fund - 11/12/90                 MML Equity Index Fund - 4/30/97
Oppenheimer Global Securities Fund - 11/12/90    Oppenheimer Aggressive Growth
                                                 Fund - 8/15/86
Oppenheimer Growth Fund - 4/3/85                 Oppenheimer Strategic Bond
                                                 Fund - 5/3/93
VIP II Contrafund Portfolio- 1/3/95              Mid-Cap Growth Portfolio -
                                                 12/31/96
VP Income & Growth - 10/30/97

# For the performance history of a substantially similar fund, the American Century Income & Growth Fund, turn to the Section in the attached American Century Variable Portfolios prospectus entitled "INVESTMENT PERFORMANCE OF SIMILAR FUND."

APPENDIX D

ILLUSTRATION OF DEATH BENEFITS, NET SURRENDER VALUES, AND ACCUMULATED PREMIUMS

The following tables illustrate the way in which a Policy operates. They show how the Death Benefit and Net Surrender Value could vary over an extended period of time assuming the funds experience hypothetical gross rates of investment return (i.e., investment income and capital gains and losses, realized or unrealized), equivalent to constant gross annual rates of 0%, 6%, and 12%. The tables are based on annual premium payments of $5,000 for a Select-Preferred Male age 35. Select-Preferred is MassMutual's best risk classification. Separate tables are shown for the current and guaranteed schedules of charges. These tables will assist in the comparison of Death Benefits and Net Surrender Values for the Policy with those of other variable life policies.

The Death Benefits and Net Surrender Values for a Policy would be different from the amounts shown if the rates of return averaged 0%, 6%, and 12% over a period of years, but varied above and below that average in individual Policy Years. They also would differ if any Policy loan were made during the period of time illustrated. They also would be different depending on the allocation of investment value to each Division. They would be different depending on the allocation of investment value to each Division if the rates of return for all funds averaged 0%, 6%, and 12% but varied above or below that average for particular funds.

The Death Benefits and Net Surrender Values shown in Tables 1, 2, 3, 7, 8, and 9 reflect the following current charges:

 .    Administrative Charges of $6 per month per Policy.

 .    Face Amount Charge equal to a per $1,000 of Face Amount monthly charge that varies by the issue age of the Insured in Coverage Years 1-5.

 .    Insurance Charges based on the current rates being charged by the Company for Select-Preferred, fully underwritten risks.

 .    Mortality and Expense Risk Charges of 0.55% on an annual basis of the daily net asset value of the Separate Account in all Policy Years.

 .    Fund level expenses of 0.63% on an annual basis of the net asset value of the Separate Account. These expenses represent the unweighted average of all fund expenses.

The Death Benefits and Net Surrender Values shown in Tables 4, 5, 6, 10, 11, and 12 reflect the following guaranteed maximum charges as well as the current fund level expenses.

 .    Administrative Charges equal to $12 per month.

 .    Face Amount Charge equal to a per $1,000 of Face Amount monthly charge that varies by the issue age of the Insured in Coverage Years 1-5.

 .    Insurance Charges based on the 1980 CSO Mortality Table.

 .    Mortality and Expense Risk Charges equal to 0.90% on an annual basis of the daily net asset value of the Separate Account in all years.

Net Surrender Values shown in the Tables reflect the deduction of Surrender Charges in the first 14 Coverage Years. The Surrender Charge in the first year is 140% of the Target Premium not to exceed $50 per $1,000 of Face Amount. In each of Coverage Years two through 14, the Surrender Charge is equal to the Surrender Charge in the prior year reduced by 1/14th of the Surrender Charge in the first year.

Taking the current Mortality and Expense Risk Charge and the fund level expenses into account, the gross rates of 0%, 6%, and 12% are -0.90%, 5.05%, and 11.00% respectively on a net basis.

                                    TABLE 1

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                                         $1,200 Annual Premium
Death Benefit Option 1                                                               $100,000 Initial Face Amount
Current Schedule of Charges                                                                Guideline Premium Test

                                             Death Benefit Assuming                  Net Surrender Value Assuming
                                             Hypothetical Gross Annual               Hypothetical Gross Annual
                                             Investment Return Of:                   Investment Return Of:
-----------------------------------------------------------------------------------------------------------------
                  Premiums
   End Of        Accumulated
   Policy      at 5% Interest
    Year          Per Year             0%             6%             12%           0%        6%             12%
-----------------------------------------------------------------------------------------------------------------
     1         $    5,250          $100,000       $100,000       $  100,000     $     0   $      0     $        0
     2         $   10,763          $100,000       $100,000       $  100,000     $   609   $    776     $      950
     3         $   16,551          $100,000       $100,000       $  100,000     $ 1,474   $  1,802     $    2,159
     4         $   22,628          $100,000       $100,000       $  100,000     $ 2,329   $  2,874     $    3,489
     5         $   29,010          $100,000       $100,000       $  100,000     $ 3,176   $  3,994     $    4,954
     6         $   35,710          $100,000       $100,000       $  100,000     $ 4,147   $  5,301     $    6,710
     7         $   42,746          $100,000       $100,000       $  100,000     $ 5,098   $  6,657     $    8,635
     8         $   50,133          $100,000       $100,000       $  100,000     $ 6,028   $  8,063     $   10,750
     9         $   57,889          $100,000       $100,000       $  100,000     $ 6,949   $  9,535     $   13,084
     10        $   66,034          $100,000       $100,000       $  100,000     $ 7,851   $ 11,064     $   15,653
     15        $  113,287          $100,000       $100,000       $  100,000     $12,169   $ 19,783     $   33,113
     20        $  173,596          $100,000       $100,000       $  100,000     $15,798   $ 30,270     $   61,610
     25        $  250,567          $100,000       $100,000       $  145,948     $18,800   $ 43,228     $  108,916
     30        $  348,804          $100,000       $100,000       $  228,038     $20,871   $ 59,258     $  186,917
     35        $  474,182          $100,000       $100,000       $  365,739     $21,641   $ 79,442     $  315,292
     40        $  634,199          $100,000       $112,854       $  563,919     $20,449   $105,471     $  527,027
     45        $  838,426          $100,000       $145,335       $  921,610     $16,088   $138,414     $  877,724
     50        $1,099,077          $100,000       $188,193       $1,525,441     $ 6,157   $179,231     $1,452,801
-----------------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                         Annual Investment Return Of:

       -----------------------------------------------------------------
            End of
          Policy Year          0%             6%            12%
       -----------------------------------------------------------------
               1               $   817        $   875       $   933
               2               $ 1,626        $ 1,792       $ 1,966
               3               $ 2,414        $ 2,742       $ 3,099
               4               $ 3,193        $ 3,738       $ 4,353
               5               $ 3,952        $ 4,770       $ 5,730
               6               $ 4,847        $ 6,001       $ 7,409
               7               $ 5,721        $ 7,280       $ 9,258
               8               $ 6,575        $ 8,610       $11,296
               9               $ 7,419        $10,005       $13,554
               10              $ 8,244        $11,458       $16,046
               15              $12,169        $19,783       $33,113
     -------------------------------------------------------------------

--------------------------------------------------------------------------------
It is emphasized that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown. The death benefits and cash surrender values for a policy would be different from the amounts shown if the rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average in individual policy years. They would also be different, depending on the allocation of investment value to each division of the separate account, if the rates of return over all divisions averaged 0%, 6% or 12% but varied above or below that average for individual divisions. They would also differ if any policy loan were made during the period. No representations can be made by the Company or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                    TABLE 2

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                                         $1,200 Annual Premium
Death Benefit Option 2                                                               $100,000 Initial Face Amount
Current Schedule of Charges                                                                Guideline Premium Test

                                             Death Benefit Assuming                  Net Surrender Value Assuming
                                             Hypothetical Gross Annual               Hypothetical Gross Annual
                                             Investment Return Of:                   Investment Return Of:
-----------------------------------------------------------------------------------------------------------------
                  Premiums
   End Of       Accumulated
   Policy      at 5% Interest
    Year          Per Year             0%             6%             12%           0%        6%             12%
-----------------------------------------------------------------------------------------------------------------
     1         $    5,250          $100,817       $100,874       $  100,932     $     0   $      0     $        0
     2         $   10,763          $101,624       $101,790       $  101,964     $   607   $    774     $      947
     3         $   16,551          $102,409       $102,737       $  103,093     $ 1,469   $  1,797     $    2,153
     4         $   22,628          $103,185       $103,729       $  104,342     $ 2,322   $  2,865     $    3,479
     5         $   29,010          $103,940       $104,755       $  105,712     $ 3,164   $  3,979     $    4,936
     6         $   35,710          $104,829       $105,978       $  107,380     $ 4,130   $  5,278     $    6,681
     7         $   42,746          $105,696       $107,246       $  109,214     $ 5,073   $  6,623     $    8,591
     8         $   50,133          $106,540       $108,563       $  111,231     $ 5,994   $  8,016     $   10,684
     9         $   57,889          $107,375       $109,941       $  113,462     $ 6,905   $  9,471     $   12,992
     10        $   66,034          $108,187       $111,373       $  115,920     $ 7,794   $ 10,980     $   15,526
     15        $  113,287          $112,026       $119,523       $  132,638     $12,026   $ 19,523     $   32,638
     20        $  173,596          $115,524       $129,663       $  160,238     $15,524   $ 29,663     $   60,238
     25        $  250,567          $118,272       $141,822       $  205,347     $18,272   $ 41,822     $  105,347
     30        $  348,804          $119,860       $156,000       $  278,911     $19,860   $ 56,000     $  178,911
     35        $  474,182          $119,798       $172,083       $  398,979     $19,798   $ 72,083     $  298,979
     40        $  634,199          $117,299       $189,551       $  595,099     $17,299   $ 89,551     $  495,099
     45        $  838,426          $111,168       $207,237       $  915,772     $11,168   $107,237     $  815,772
     50        $1,099,077          $      0       $222,883       $1,440,707     $     0   $122,883     $1,340,707
-----------------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                         Annual Investment Return Of:

       -----------------------------------------------------------------
            End of
          Policy Year          0%             6%            12%
       -----------------------------------------------------------------
              1                $   817        $   874       $   932
              2                $ 1,624        $ 1,790       $ 1,964
              3                $ 2,409        $ 2,737       $ 3,093
              4                $ 3,185        $ 3,729       $ 4,342
              5                $ 3,940        $ 4,755       $ 5,712
              6                $ 4,829        $ 5,978       $ 7,380
              7                $ 5,696        $ 7,246       $ 9,214
              8                $ 6,540        $ 8,563       $11,231
              9                $ 7,375        $ 9,941       $13,462
              10               $ 8,187        $11,373       $15,920
              15               $12,026        $19,523       $32,638
       -----------------------------------------------------------------

--------------------------------------------------------------------------------
It is emphasized that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown. The death benefits and cash surrender values for a policy would be different from the amounts shown if the rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average in individual policy years. They would also be different, depending on the allocation of investment value to each division of the separate account, if the rates of return over all divisions averaged 0%, 6% or 12% but varied above or below that average for individual divisions. They would also differ if any policy loan were made during the period. No representations can be made by the Company or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                    TABLE 3

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                                         $1,200 Annual Premium
Death Benefit Option 3                                                               $100,000 Initial Face Amount
Current Schedule of Charges                                                                Guideline Premium Test

                                             Death Benefit Assuming         Net Surrender Value Assuming
                                             Hypothetical Gross Annual      Hypothetical Gross Annual
                                             Investment Return Of:          Investment Return Of:
-----------------------------------------------------------------------------------------------------------------
                  Premiums
   End Of       Accumulated
   Policy      at 5% Interest
    Year          Per Year          0%            6%              12%         0%          6%            12%
-----------------------------------------------------------------------------------------------------------------
     1         $    5,250        $101,200      $101,200     $  101,200     $     0     $      0     $        0
     2         $   10,763        $102,400      $102,400     $  102,400     $   606     $    773     $      947
     3         $   16,551        $103,600      $103,600     $  103,600     $ 1,467     $  1,795     $    2,151
     4         $   22,628        $104,800      $104,800     $  104,800     $ 2,319     $  2,862     $    3,476
     5         $   29,010        $106,000      $106,000     $  106,000     $ 3,159     $  3,975     $    4,933
     6         $   35,710        $107,200      $107,200     $  107,200     $ 4,122     $  5,272     $    6,677
     7         $   42,746        $108,400      $108,400     $  108,400     $ 5,062     $  6,615     $    8,588
     8         $   50,133        $109,600      $109,600     $  109,600     $ 5,978     $  8,006     $   10,682
     9         $   57,889        $110,800      $110,800     $  110,800     $ 6,885     $  9,459     $   12,993
     10        $   66,034        $112,000      $112,000     $  112,000     $ 7,768     $ 10,965     $   15,532
     15        $  113,287        $118,000      $118,000     $  118,000     $11,959     $ 19,506     $   32,737
     20        $  173,596        $124,000      $124,000     $  124,000     $15,391     $ 29,677     $   60,705
     25        $  250,567        $130,000      $130,000     $  143,612     $17,989     $ 41,987     $  107,173
     30        $  348,804        $136,000      $136,000     $  224,532     $19,229     $ 56,672     $  184,042
     35        $  474,182        $142,000      $142,000     $  360,245     $18,377     $ 74,150     $  310,556
     40        $  634,199        $148,000      $148,000     $  555,566     $14,081     $ 95,096     $  519,221
     45        $  838,426        $154,000      $154,000     $  908,072     $ 3,806     $120,919     $  864,831
     50        $1,099,077        $160,000      $162,681     $1,503,146     $     0     $154,935     $1,431,568
-----------------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                         Annual Investment Return Of:

       -----------------------------------------------------------------
            End of
          Policy Year          0%             6%            12%
       -----------------------------------------------------------------
              1                $   816        $   874       $   932
              2                $ 1,623        $ 1,789       $ 1,963
              3                $ 2,407        $ 2,735       $ 3,091
              4                $ 3,182        $ 3,726       $ 4,340
              5                $ 3,935        $ 4,751       $ 5,709
              6                $ 4,821        $ 5,972       $ 7,377
              7                $ 5,685        $ 7,238       $ 9,211
              8                $ 6,525        $ 8,552       $11,228
              9                $ 7,355        $ 9,929       $13,463
              10               $ 8,162        $11,358       $15,925
              15               $11,959        $19,506       $32,737
       -----------------------------------------------------------------

--------------------------------------------------------------------------------
It is emphasized that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown. The death benefits and cash surrender values for a policy would be different from the amounts shown if the rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average in individual policy years. They would also be different, depending on the allocation of investment value to each division of the separate account, if the rates of return over all divisions averaged 0%, 6% or 12% but varied above or below that average for individual divisions. They would also differ if any policy loan were made during the period. No representations can be made by the Company or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                    TABLE 4

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                                         $1,200 Annual Premium
Death Benefit Option 1                                                               $100,000 Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges                                      Guideline Premium Test
 and Current Fund Level Charges

                                             Death Benefit Assuming                  Net Surrender Value Assuming
                                             Hypothetical Gross Annual               Hypothetical Gross Annual
                                             Investment Return Of:                   Investment Return Of:
-----------------------------------------------------------------------------------------------------------------
                  Premiums
   End Of       Accumulated
   Policy      at 5% Interest
    Year          Per Year             0%             6%             12%           0%        6%             12%
-----------------------------------------------------------------------------------------------------------------
     1         $    5,250          $100,000       $100,000       $  100,000     $     0   $     0      $        0
     2         $   10,763          $100,000       $100,000       $  100,000     $   233   $   374      $      523
     3         $   16,551          $100,000       $100,000       $  100,000     $   907   $ 1,180      $    1,477
     4         $   22,628          $100,000       $100,000       $  100,000     $ 1,563   $ 2,009      $    2,515
     5         $   29,010          $100,000       $100,000       $  100,000     $ 2,213   $ 2,875      $    3,657
     6         $   35,710          $100,000       $100,000       $  100,000     $ 2,991   $ 3,917      $    5,056
     7         $   42,746          $100,000       $100,000       $  100,000     $ 3,739   $ 4,984      $    6,575
     8         $   50,133          $100,000       $100,000       $  100,000     $ 4,469   $ 6,089      $    8,241
     9         $   57,889          $100,000       $100,000       $  100,000     $ 5,171   $ 7,223      $   10,058
     10        $   66,034          $100,000       $100,000       $  100,000     $ 5,845   $ 8,388      $   12,044
     15        $  113,287          $100,000       $100,000       $  100,000     $ 8,792   $14,732      $   25,262
     20        $  173,596          $100,000       $100,000       $  100,000     $10,349   $21,450      $   46,120
     25        $  250,567          $100,000       $100,000       $  108,362     $10,274   $28,652      $   80,867
     30        $  348,804          $100,000       $100,000       $  168,581     $ 7,476   $35,858      $  138,181
     35        $  474,182          $100,000       $100,000       $  267,674     $     0   $42,029      $  230,753
     40        $  634,199          $100,000       $100,000       $  407,834     $     0   $45,234      $  381,153
     45        $  838,426          $100,000       $100,000       $  660,011     $     0   $40,307      $  628,582
     50        $1,099,077          $100,000       $100,000       $1,073,301     $     0   $11,914      $1,022,192
-----------------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                         Annual Investment Return Of:

       -----------------------------------------------------------------
            End of
          Policy Year          0%             6%            12%
       -----------------------------------------------------------------
              1                $  634         $   685       $   736
              2                $1,249         $ 1,391       $ 1,539
              3                $1,847         $ 2,120       $ 2,417
              4                $2,427         $ 2,873       $ 3,379
              5                $2,989         $ 3,651       $ 4,433
              6                $3,690         $ 4,617       $ 5,755
              7                $4,362         $ 5,607       $ 7,198
              8                $5,016         $ 6,636       $ 8,787
              9                $5,641         $ 7,693       $10,528
              10               $6,238         $ 8,782       $12,438
              15               $8,792         $14,732       $25,262
       -----------------------------------------------------------------

--------------------------------------------------------------------------------
It is emphasized that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown. The death benefits and cash surrender values for a policy would be different from the amounts shown if the rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average in individual policy years. They would also be different, depending on the allocation of investment value to each division of the separate account, if the rates of return over all divisions averaged 0%, 6% or 12% but varied above or below that average for individual divisions. They would also differ if any policy loan were made during the period. No representations can be made by the Company or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                    TABLE 5

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                                         $1,200 Annual Premium
Death Benefit Option 2                                                               $100,000 Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges                                       Guideline Premium Test
 and Current Fund Level Charges

                                             Death Benefit Assuming             Net Surrender Value Assuming
                                             Hypothetical Gross Annual          Hypothetical Gross Annual
                                             Investment Return Of:              Investment Return Of:
-----------------------------------------------------------------------------------------------------------------
                  Premiums
   End Of       Accumulated
   Policy      at 5% Interest
    Year          Per Year             0%             6%             12%           0%        6%            12%
-----------------------------------------------------------------------------------------------------------------
     1         $    5,250          $100,632       $100,683       $100,734       $    0    $     0      $      0
     2         $   10,763          $101,245       $101,387       $101,534       $  229    $   370      $    518
     3         $   16,551          $101,839       $102,111       $102,407       $  899    $ 1,171      $  1,467
     4         $   22,628          $102,414       $102,857       $103,360       $1,550    $ 1,994      $  2,497
     5         $   29,010          $102,970       $103,627       $104,402       $2,194    $ 2,851      $  3,626
     6         $   35,710          $103,662       $104,580       $105,708       $2,963    $ 3,881      $  5,009
     7         $   42,746          $104,323       $105,555       $107,128       $3,700    $ 4,932      $  6,505
     8         $   50,133          $104,964       $106,563       $108,686       $4,417    $ 6,017      $  8,140
     9         $   57,889          $105,573       $107,595       $110,385       $5,103    $ 7,125      $  9,915
     10        $   66,034          $106,151       $108,650       $112,241       $5,758    $ 8,257      $ 11,847
     15        $  113,287          $108,555       $114,300       $124,467       $8,555    $14,300      $ 24,467
     20        $  173,596          $109,831       $120,287       $143,465       $9,831    $20,287      $ 43,465
     25        $  250,567          $109,276       $125,820       $172,693       $9,276    $25,820      $ 72,693
     30        $  348,804          $105,809       $129,420       $217,355       $5,809    $29,420      $117,355
     35        $  474,182          $      0       $128,147       $284,849       $    0    $28,147      $184,849
     40        $  634,199          $      0       $116,977       $386,014       $    0    $16,977      $286,014
     45        $  838,426          $      0       $      0       $535,811       $    0    $     0      $435,811
     50        $1,099,077          $      0       $      0       $758,278       $    0    $     0      $658,278
-----------------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                         Annual Investment Return Of:

       -----------------------------------------------------------------
            End of
          Policy Year          0%             6%            12%
       -----------------------------------------------------------------
              1                $  632         $   683       $   734
              2                $1,245         $ 1,387       $ 1,534
              3                $1,839         $ 2,111       $ 2,407
              4                $2,414         $ 2,857       $ 3,360
              5                $2,970         $ 3,627       $ 4,402
              6                $3,662         $ 4,580       $ 5,708
              7                $4,323         $ 5,555       $ 7,128
              8                $4,964         $ 6,563       $ 8,686
              9                $5,573         $ 7,595       $10,385
              10               $6,151         $ 8,650       $12,241
              15               $8,555         $14,300       $24,467
       -----------------------------------------------------------------

--------------------------------------------------------------------------------
It is emphasized that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown. The death benefits and cash surrender values for a policy would be different from the amounts shown if the rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average in individual policy years. They would also be different, depending on the allocation of investment value to each division of the separate account, if the rates of return over all divisions averaged 0%, 6% or 12% but varied above or below that average for individual divisions. They would also differ if any policy loan were made during the period. No representations can be made by the Company or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                    TABLE 6

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                                         $1,200 Annual Premium
Death Benefit Option 3                                                               $100,000 Initial Face Amount
Guaranteed Schedule of Mortality and Expense Charges                                        Guideline Premium Test
  and Current Fund Level Charges

                                             Death Benefit Assuming           Net Surrender Value Assuming
                                             Hypothetical Gross Annual        Hypothetical Gross Annual
                                             Investment Return Of:            Investment Return Of:
-----------------------------------------------------------------------------------------------------------------
                  Premiums
   End Of       Accumulated
   Policy      at 5% Interest
    Year          Per Year             0%             6%             12%           0%        6%            12%
-----------------------------------------------------------------------------------------------------------------
     1         $    5,250          $101,200       $101,200       $101,200       $    0    $     0      $      0
     2         $   10,763          $102,400       $102,400       $102,400       $  226    $   368      $    516
     3         $   16,551          $103,600       $103,600       $103,600       $  894    $ 1,166      $  1,462
     4         $   22,628          $104,800       $104,800       $104,800       $1,540    $ 1,985      $  2,488
     5         $   29,010          $106,000       $106,000       $106,000       $2,178    $ 2,836      $  3,613
     6         $   35,710          $107,200       $107,200       $107,200       $2,940    $ 3,859      $  4,990
     7         $   42,746          $108,400       $108,400       $108,400       $3,667    $ 4,902      $  6,480
     8         $   50,133          $109,600       $109,600       $109,600       $4,373    $ 5,977      $  8,109
     9         $   57,889          $110,800       $110,800       $110,800       $5,045    $ 7,073      $  9,879
     10        $   66,034          $112,000       $112,000       $112,000       $5,683    $ 8,192      $ 11,805
     15        $  113,287          $118,000       $118,000       $118,000       $8,333    $14,134      $ 24,463
     20        $  173,596          $124,000       $124,000       $124,000       $9,265    $19,943      $ 43,919
     25        $  250,567          $130,000       $130,000       $130,000       $7,879    $25,144      $ 75,340
     30        $  348,804          $136,000       $136,000       $156,215       $2,369    $28,020      $128,045
     35        $  474,182          $142,000       $142,000       $248,599       $    0    $24,610      $214,309
     40        $  634,199          $148,000       $148,000       $379,273       $    0    $ 5,672      $354,460
     45        $  838,426          $154,000       $154,000       $614,277       $    0    $     0      $585,025
     50        $1,099,077          $160,000       $160,000       $999,409       $    0    $     0      $951,818
-----------------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                         Annual Investment Return Of:

       -----------------------------------------------------------------
            End of
          Policy Year          0%             6%            12%
       -----------------------------------------------------------------
              1                $  632         $   683       $   734
              2                $1,243         $ 1,384       $ 1,532
              3                $1,834         $ 2,106       $ 2,402
              4                $2,404         $ 2,848       $ 3,352
              5                $2,954         $ 3,612       $ 4,389
              6                $3,639         $ 4,559       $ 5,689
              7                $4,290         $ 5,525       $ 7,103
              8                $4,919         $ 6,523       $ 8,655
              9                $5,515         $ 7,543       $10,349
              10               $6,076         $ 8,585       $12,199
              15               $8,333         $14,134       $24,463
       -----------------------------------------------------------------

--------------------------------------------------------------------------------
It is emphasized that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown. The death benefits and cash surrender values for a policy would be different from the amounts shown if the rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average in individual policy years. They would also be different, depending on the allocation of investment value to each division of the separate account, if the rates of return over all divisions averaged 0%, 6% or 12% but varied above or below that average for individual divisions. They would also differ if any policy loan were made during the period. No representations can be made by the Company or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                    TABLE 7

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                                         $1,200 Annual Premium
Death Benefit Option 1                                                               $100,000 Initial Face Amount
Current Schedule of Charges                                                                       Cash Value Test

                                             Death Benefit Assuming            Net Surrender Value Assuming
                                             Hypothetical Gross Annual         Hypothetical Gross Annual
                                             Investment Return Of:             Investment Return Of:
-----------------------------------------------------------------------------------------------------------------
                  Premiums
   End Of       Accumulated
   Policy      at 5% Interest
    Year          Per Year             0%             6%             12%           0%        6%             12%
-----------------------------------------------------------------------------------------------------------------
     1         $    5,250          $100,000       $100,000       $  100,000     $     0   $      0     $        0
     2         $   10,763          $100,000       $100,000       $  100,000     $   609   $    776     $      950
     3         $   16,551          $100,000       $100,000       $  100,000     $ 1,474   $  1,802     $    2,159
     4         $   22,628          $100,000       $100,000       $  100,000     $ 2,329   $  2,874     $    3,489
     5         $   29,010          $100,000       $100,000       $  100,000     $ 3,176   $  3,994     $    4,954
     6         $   35,710          $100,000       $100,000       $  100,000     $ 4,147   $  5,301     $    6,710
     7         $   42,746          $100,000       $100,000       $  100,000     $ 5,098   $  6,657     $    8,635
     8         $   50,133          $100,000       $100,000       $  100,000     $ 6,028   $  8,063     $   10,750
     9         $   57,889          $100,000       $100,000       $  100,000     $ 6,949   $  9,535     $   13,084
     10        $   66,034          $100,000       $100,000       $  100,000     $ 7,851   $ 11,064     $   15,653
     15        $  113,287          $100,000       $100,000       $  100,000     $12,169   $ 19,783     $   33,113
     20        $  173,596          $100,000       $100,000       $  100,000     $15,798   $ 30,270     $   61,610
     25        $  250,567          $100,000       $100,000       $  145,948     $18,800   $ 43,228     $  108,916
     30        $  348,804          $100,000       $100,000       $  228,038     $20,871   $ 59,258     $  186,917
     35        $  474,182          $100,000       $100,000       $  365,739     $21,641   $ 79,442     $  315,292
     40        $  634,199          $100,000       $112,854       $  563,919     $20,449   $105,471     $  527,027
     45        $  838,426          $100,000       $145,335       $  921,610     $16,088   $138,414     $  877,724
     50        $1,099,077          $100,000       $188,193       $1,525,441     $ 6,157   $179,231     $1,452,801
-----------------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                         Annual Investment Return Of:

       -----------------------------------------------------------------
            End of
          Policy Year          0%             6%            12%
       -----------------------------------------------------------------
              1                $   817        $   875       $   933
              2                $ 1,626        $ 1,792       $ 1,966
              3                $ 2,414        $ 2,742       $ 3,099
              4                $ 3,193        $ 3,738       $ 4,353
              5                $ 3,952        $ 4,770       $ 5,730
              6                $ 4,847        $ 6,001       $ 7,409
              7                $ 5,721        $ 7,280       $ 9,258
              8                $ 6,575        $ 8,610       $11,296
              9                $ 7,419        $10,005       $13,554
              10               $ 8,244        $11,458       $16,046
              15               $12,169        $19,783       $33,113
       -----------------------------------------------------------------

--------------------------------------------------------------------------------
It is emphasized that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown. The death benefits and cash surrender values for a policy would be different from the amounts shown if the rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average in individual policy years. They would also be different, depending on the allocation of investment value to each division of the separate account, if the rates of return over all divisions averaged 0%, 6% or 12% but varied above or below that average for individual divisions. They would also differ if any policy loan were made during the period. No representations can be made by the Company or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                    TABLE 8

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                                         $1,200 Annual Premium
Death Benefit Option 2                                                               $100,000 Initial Face Amount
Current Schedule of Charges                                                                       Cash Value Test

                                             Death Benefit Assuming             Net Surrender Value Assuming
                                             Hypothetical Gross Annual          Hypothetical Gross Annual
                                             Investment Return Of:              Investment Return Of:
-----------------------------------------------------------------------------------------------------------------
                  Premiums
   End Of       Accumulated
   Policy      at 5% Interest
    Year          Per Year             0%             6%             12%           0%        6%             12%
-----------------------------------------------------------------------------------------------------------------
     1         $    5,250          $100,817       $100,874       $  100,932     $     0   $      0     $        0
     2         $   10,763          $101,624       $101,790       $  101,964     $   607   $    774     $      947
     3         $   16,551          $102,409       $102,737       $  103,093     $ 1,469   $  1,797     $    2,153
     4         $   22,628          $103,185       $103,729       $  104,342     $ 2,322   $  2,865     $    3,479
     5         $   29,010          $103,940       $104,755       $  105,712     $ 3,164   $  3,979     $    4,936
     6         $   35,710          $104,829       $105,978       $  107,380     $ 4,130   $  5,278     $    6,681
     7         $   42,746          $105,696       $107,246       $  109,214     $ 5,073   $  6,623     $    8,591
     8         $   50,133          $106,540       $108,563       $  111,231     $ 5,994   $  8,016     $   10,684
     9         $   57,889          $107,375       $109,941       $  113,462     $ 6,905   $  9,471     $   12,992
     10        $   66,034          $108,187       $111,373       $  115,920     $ 7,794   $ 10,980     $   15,526
     15        $  113,287          $112,026       $119,523       $  132,638     $12,026   $ 19,523     $   32,638
     20        $  173,596          $115,524       $129,663       $  160,238     $15,524   $ 29,663     $   60,238
     25        $  250,567          $118,272       $141,822       $  205,347     $18,272   $ 41,822     $  105,347
     30        $  348,804          $119,860       $156,000       $  278,911     $19,860   $ 56,000     $  178,911
     35        $  474,182          $119,798       $172,083       $  398,979     $19,798   $ 72,083     $  298,979
     40        $  634,199          $117,299       $189,551       $  595,099     $17,299   $ 89,551     $  495,099
     45        $  838,426          $111,168       $207,237       $  915,772     $11,168   $107,237     $  815,772
     50        $1,099,077          $      0       $222,883       $1,440,707     $     0   $122,883     $1,340,707
---------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                         Annual Investment Return Of:

       -----------------------------------------------------------------
            End of
          Policy Year          0%             6%            12%
       -----------------------------------------------------------------
              1                $   817        $   874       $   932
              2                $ 1,624        $ 1,790       $ 1,964
              3                $ 2,409        $ 2,737       $ 3,093
              4                $ 3,185        $ 3,729       $ 4,342
              5                $ 3,940        $ 4,755       $ 5,712
              6                $ 4,829        $ 5,978       $ 7,380
              7                $ 5,696        $ 7,246       $ 9,214
              8                $ 6,540        $ 8,563       $11,231
              9                $ 7,375        $ 9,941       $13,462
              10               $ 8,187        $11,373       $15,920
              15               $12,026        $19,523       $32,638
       -----------------------------------------------------------------

--------------------------------------------------------------------------------
It is emphasized that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown. The death benefits and cash surrender values for a policy would be different from the amounts shown if the rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average in individual policy years. They would also be different, depending on the allocation of investment value to each division of the separate account, if the rates of return over all divisions averaged 0%, 6% or 12% but varied above or below that average for individual divisions. They would also differ if any policy loan were made during the period. No representations can be made by the Company or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                    TABLE 9

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                                         $1,200 Annual Premium
Death Benefit Option 3                                                               $100,000 Initial Face Amount
Current Schedule of Charges                                                                       Cash Value Test

                                             Death Benefit Assuming             Net Surrender Value Assuming
                                             Hypothetical Gross Annual          Hypothetical Gross Annual
                                             Investment Return Of:              Investment Return Of:
-----------------------------------------------------------------------------------------------------------------
                  Premiums
   End Of       Accumulated
   Policy      at 5% Interest
    Year          Per Year             0%             6%             12%           0%        6%             12%
-----------------------------------------------------------------------------------------------------------------
     1         $    5,250          $101,200       $101,200       $  101,200     $     0   $      0     $        0
     2         $   10,763          $102,400       $102,400       $  102,400     $   606   $    773     $      947
     3         $   16,551          $103,600       $103,600       $  103,600     $ 1,467   $  1,795     $    2,151
     4         $   22,628          $104,800       $104,800       $  104,800     $ 2,319   $  2,862     $    3,476
     5         $   29,010          $106,000       $106,000       $  106,000     $ 3,159   $  3,975     $    4,933
     6         $   35,710          $107,200       $107,200       $  107,200     $ 4,122   $  5,272     $    6,677
     7         $   42,746          $108,400       $108,400       $  108,400     $ 5,062   $  6,615     $    8,588
     8         $   50,133          $109,600       $109,600       $  109,600     $ 5,978   $  8,006     $   10,682
     9         $   57,889          $110,800       $110,800       $  110,800     $ 6,885   $  9,459     $   12,993
     10        $   66,034          $112,000       $112,000       $  112,000     $ 7,768   $ 10,965     $   15,532
     15        $  113,287          $118,000       $118,000       $  118,000     $11,959   $ 19,506     $   32,737
     20        $  173,596          $124,000       $124,000       $  124,000     $15,391   $ 29,677     $   60,705
     25        $  250,567          $130,000       $130,000       $  143,612     $17,989   $ 41,987     $  107,173
     30        $  348,804          $136,000       $136,000       $  224,532     $19,229   $ 56,672     $  184,042
     35        $  474,182          $142,000       $142,000       $  360,245     $18,377   $ 74,150     $  310,556
     40        $  634,199          $148,000       $148,000       $  555,566     $14,081   $ 95,096     $  519,221
     45        $  838,426          $154,000       $154,000       $  908,072     $ 3,806   $120,919     $  864,831
     50        $1,099,077          $160,000       $162,681       $1,503,146     $     0   $154,935     $1,431,568
-----------------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                         Annual Investment Return Of:

       -----------------------------------------------------------------
            End of
          Policy Year          0%             6%            12%
       -----------------------------------------------------------------
              1                $   816        $   874       $   932
              2                $ 1,623        $ 1,789       $ 1,963
              3                $ 2,407        $ 2,735       $ 3,091
              4                $ 3,182        $ 3,726       $ 4,340
              5                $ 3,935        $ 4,751       $ 5,709
              6                $ 4,821        $ 5,972       $ 7,377
              7                $ 5,685        $ 7,238       $ 9,211
              8                $ 6,525        $ 8,552       $11,228
              9                $ 7,355        $ 9,929       $13,463
              10               $ 8,162        $11,358       $15,925
              15               $11,959        $19,506       $32,737
       -----------------------------------------------------------------

--------------------------------------------------------------------------------
It is emphasized that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown. The death benefits and cash surrender values for a policy would be different from the amounts shown if the rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average in individual policy years. They would also be different, depending on the allocation of investment value to each division of the separate account, if the rates of return over all divisions averaged 0%, 6% or 12% but varied above or below that average for individual divisions. They would also differ if any policy loan were made during the period. No representations can be made by the Company or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                   TABLE 10

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                                       $1,200 Annual Premium
Death Benefit Option 1                                                             $100,000 Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges                                           Cash Value Test
 and Current Fund Level Charges

                              Death Benefit Assuming                       Net Surrender Value Assuming
                              Hypothetical Gross Annual                    Hypothetical Gross Annual
                              Investment Return Of:                        Investment Return Of:
---------------------------------------------------------------------------------------------------------------
                  Premiums
   End Of      Accumulated at
   Policy       5% Interest
    Year          Per Year         0%         6%           12%          0%         6%          12%
---------------------------------------------------------------------------------------------------------------
     1           $    5,250    $100,000    $100,000    $  100,000    $     0    $     0    $        0
     2           $   10,763    $100,000    $100,000    $  100,000    $   233    $   374    $      523
     3           $   16,551    $100,000    $100,000    $  100,000    $   907    $ 1,180    $    1,477
     4           $   22,628    $100,000    $100,000    $  100,000    $ 1,563    $ 2,009    $    2,515
     5           $   29,010    $100,000    $100,000    $  100,000    $ 2,213    $ 2,875    $    3,657
     6           $   35,710    $100,000    $100,000    $  100,000    $ 2,991    $ 3,917    $    5,056
     7           $   42,746    $100,000    $100,000    $  100,000    $ 3,739    $ 4,984    $    6,575
     8           $   50,133    $100,000    $100,000    $  100,000    $ 4,469    $ 6,089    $    8,241
     9           $   57,889    $100,000    $100,000    $  100,000    $ 5,171    $ 7,223    $   10,058
     10          $   66,034    $100,000    $100,000    $  100,000    $ 5,845    $ 8,388    $   12,044
     15          $  113,287    $100,000    $100,000    $  100,000    $ 8,792    $14,732    $   25,262
     20          $  173,596    $100,000    $100,000    $  100,000    $10,349    $21,450    $   46,120
     25          $  250,567    $100,000    $100,000    $  108,362    $10,274    $28,652    $   80,867
     30          $  348,804    $100,000    $100,000    $  168,581    $ 7,476    $35,858    $  138,181
     35          $  474,182    $100,000    $100,000    $  267,674    $     0    $42,029    $  230,753
     40          $  634,199    $100,000    $100,000    $  407,834    $     0    $45,234    $  381,153
     45          $  838,426    $100,000    $100,000    $  660,011    $     0    $40,307    $  628,582
     50          $1,099,077    $100,000    $100,000    $1,073,301    $     0    $11,914    $1,022,192
---------------------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                         Annual Investment Return Of:

          ----------------------------------------------------------------
              End of
           Policy Year            0%             6%             12%
          ----------------------------------------------------------------
                1               $  634         $   685        $   736
                2               $1,249         $ 1,391        $ 1,539
                3               $1,847         $ 2,120        $ 2,417
                4               $2,427         $ 2,873        $ 3,379
                5               $2,989         $ 3,651        $ 4,433
                6               $3,690         $ 4,617        $ 5,755
                7               $4,362         $ 5,607        $ 7,198
                8               $5,016         $ 6,636        $ 8,787
                9               $5,641         $ 7,693        $10,528
               10               $6,238         $ 8,782        $12,438
               15               $8,792         $14,732        $25,262
          ----------------------------------------------------------------

________________________________________________________________________________
It is emphasized that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown. The death benefits and cash surrender values for a policy would be different from the amounts shown if the rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average in individual policy years. They would also be different, depending on the allocation of investment value to each division of the separate account, if the rates of return over all divisions averaged 0%, 6% or 12% but varied above or below that average for individual divisions. They would also differ if any policy loan were made during the period. No representations can be made by the Company or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                   TABLE 11

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                        $1,200 Annual Premium
Death Benefit Option 2                                              $100,000 Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges                            Cash Value Test
 and Current Fund Level Charges

                       Death Benefit Assuming          Net Surrender Value Assuming
                       Hypothetical Gross Annual       Hypothetical Gross Annual
                       Investment Return Of:           Investment Return Of:
------------------------------------------------------------------------------------------------
                  Premiums
   End of      Accumulated at
   Policy      5% Interest
    Year        Per Year            0%         6%        12%        0%        6%       12%
------------------------------------------------------------------------------------------------
     1           $    5,250      $100,632   $100,683   $100,734   $    0   $     0   $      0
     2           $   10,763      $101,245   $101,387   $101,534   $  229   $   370   $    518
     3           $   16,551      $101,839   $102,111   $102,407   $  899   $ 1,171   $  1,467
     4           $   22,628      $102,414   $102,857   $103,360   $1,550   $ 1,994   $  2,497
     5           $   29,010      $102,970   $103,627   $104,402   $2,194   $ 2,851   $  3,626
     6           $   35,710      $103,662   $104,580   $105,708   $2,963   $ 3,881   $  5,009
     7           $   42,746      $104,323   $105,555   $107,128   $3,700   $ 4,932   $  6,505
     8           $   50,133      $104,964   $106,563   $108,686   $4,417   $ 6,017   $  8,140
     9           $   57,889      $105,573   $107,595   $110,385   $5,103   $ 7,125   $  9,915
     10          $   66,034      $106,151   $108,650   $112,241   $5,758   $ 8,257   $ 11,847
     15          $  113,287      $108,555   $114,300   $124,467   $8,555   $14,300   $ 24,467
     20          $  173,596      $109,831   $120,287   $143,465   $9,831   $20,287   $ 43,465
     25          $  250,567      $109,276   $125,820   $172,693   $9,276   $25,820   $ 72,693
     30          $  348,804      $105,809   $129,420   $217,355   $5,809   $29,420   $117,355
     35          $  474,182      $      0   $128,147   $284,849   $    0   $28,147   $184,849
     40          $  634,199      $      0   $116,977   $386,014   $    0   $16,977   $286,014
     45          $  838,426      $      0   $      0   $535,811   $    0   $     0   $435,811
     50          $1,099,077      $      0   $      0   $758,278   $    0   $     0   $658,278
------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                         Annual Investment Return Of:

          -------------------------------------------------------------------
                End of
              Policy Year           0%               6%             12%
          -------------------------------------------------------------------
                   1             $  632            $   683        $   734
                   2             $1,245            $ 1,387        $ 1,534
                   3             $1,839            $ 2,111        $ 2,407
                   4             $2,414            $ 2,857        $ 3,360
                   5             $2,970            $ 3,627        $ 4,402
                   6             $3,662            $ 4,580        $ 5,708
                   7             $4,323            $ 5,555        $ 7,128
                   8             $4,964            $ 6,563        $ 8,686
                   9             $5,573            $ 7,595        $10,385
                  10             $6,151            $ 8,650        $12,241
                  15             $8,555            $14,300        $24,467
          -------------------------------------------------------------------

________________________________________________________________________________
It is emphasized that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown. The death benefits and cash surrender values for a policy would be different from the amounts shown if the rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average in individual policy years. They would also be different, depending on the allocation of investment value to each division of the separate account, if the rates of return over all divisions averaged 0%, 6% or 12% but varied above or below that average for individual divisions. They would also differ if any policy loan were made during the period. No representations can be made by the Company or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                   TABLE 12

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
Male Issue Age 35, Select-Preferred                                        $1,200 Annual Premium
Death Benefit Option 3                                              $100,000 Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges                            Cash Value Test
 and Current Fund Level Charges

                             Death Benefit Assuming           Net Surrender Value Assuming
                             Hypothetical Gross Annual        Hypothetical Gross Annual
                             Investment Return Of:            Investment Return Of:
------------------------------------------------------------------------------------------------
                Premiums
   End of      Accumulated
   Policy      at 5% Interest
    Year        Per Year             0%         6%        12%        0%        6%        12%
------------------------------------------------------------------------------------------------
     1           $    5,250       $101,200   $101,200   $101,200   $    0   $     0   $      0
     2           $   10,763       $102,400   $102,400   $102,400   $  226   $   368   $    516
     3           $   16,551       $103,600   $103,600   $103,600   $  894   $ 1,166   $  1,462
     4           $   22,628       $104,800   $104,800   $104,800   $1,540   $ 1,985   $  2,488
     5           $   29,010       $106,000   $106,000   $106,000   $2,178   $ 2,836   $  3,613
     6           $   35,710       $107,200   $107,200   $107,200   $2,940   $ 3,859   $  4,990
     7           $   42,746       $108,400   $108,400   $108,400   $3,667   $ 4,902   $  6,480
     8           $   50,133       $109,600   $109,600   $109,600   $4,373   $ 5,977   $  8,109
     9           $   57,889       $110,800   $110,800   $110,800   $5,045   $ 7,073   $  9,879
     10          $   66,034       $112,000   $112,000   $112,000   $5,683   $ 8,192   $ 11,805
     15          $  113,287       $118,000   $118,000   $118,000   $8,333   $14,134   $ 24,463
     20          $  173,596       $124,000   $124,000   $124,000   $9,265   $19,943   $ 43,919
     25          $  250,567       $130,000   $130,000   $130,000   $7,879   $25,144   $ 75,340
     30          $  348,804       $136,000   $136,000   $156,215   $2,369   $28,020   $128,045
     35          $  474,182       $142,000   $142,000   $248,599   $    0   $24,610   $214,309
     40          $  634,199       $148,000   $148,000   $379,273   $    0   $ 5,672   $354,460
     45          $  838,426       $154,000   $154,000   $614,277   $    0   $     0   $585,025
     50          $1,099,077       $160,000   $160,000   $999,409   $    0   $     0   $951,818
------------------------------------------------------------------------------------------------

                   Account Value Assuming Hypothetical Gross
                          Annual Investment Return Of:

                --------------------------------------------------------------------------
                    End of
                  Policy Year             0%                  6%                 12%
                --------------------------------------------------------------------------
                       1                $  632             $   683             $   734
                       2                $1,243             $ 1,384             $ 1,532
                       3                $1,834             $ 2,106             $ 2,402
                       4                $2,404             $ 2,848             $ 3,352
                       5                $2,954             $ 3,612             $ 4,389
                       6                $3,639             $ 4,559             $ 5,689
                       7                $4,290             $ 5,525             $ 7,103
                       8                $4,919             $ 6,523             $ 8,655
                       9                $5,515             $ 7,543             $10,349
                      10                $6,076             $ 8,585             $12,199
                      15                $8,333             $14,134             $24,463
                --------------------------------------------------------------------------

________________________________________________________________________________
It is emphasized that the hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown. The death benefits and cash surrender values for a policy would be different from the amounts shown if the rates of return averaged 0%, 6% and 12% over a period of years, but varied above or below that average in individual policy years. They would also be different, depending on the allocation of investment value to each division of the separate account, if the rates of return over all divisions averaged 0%, 6% or 12% but varied above or below that average for individual divisions. They would also differ if any policy loan were made during the period. No representations can be made by the Company or the trust that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

APPENDIX E

DIRECTORS OF MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS

ROGER G. ACKERMAN, DIRECTOR

Chairman and Chief Executive Officer, since 1996, President and Chief Operating Officer, 1990-1996, Corning, Inc., One Riverfront Plaza, HQE 2, Corning, NY 14831.

JAMES R. BIRLE, DIRECTOR

Chairman, since 1997, and Founder, since 1994, President, 1994-1997, Resolute Partners, LLC; General Partner, Blackstone Group, 1988-1994, 2 Soundview Drive, Greenwich CT 06836.

GENE CHAO, DIRECTOR

Chairman, President and CEO, Computer Projections, Inc., since 1991, 733 SW Vista Avenue, Portland, OR 97205-1203.

PATRICIA DIAZ DENNIS, DIRECTOR

Senior Vice President and Assistant General Counsel, SBC Communications Inc., since 1995; Special Counsel, Sullivan & Cromwell, 1993-1995; Assistant Secretary of State for Human Rights and Humanitarian Affairs, U.S. Department of State, 1992-1993, 175 East Houston, Room 4-A-70, San Antonio, TX 78205.

ANTHONY DOWNS, DIRECTOR

Senior Fellow, The Brookings Institution, since 1977, 1775 Massachusetts Ave., N.W., Washington DC 20036-2188.

JAMES L. DUNLAP, DIRECTOR

President and Chief Operating Officer, United Meridian Corporation, since 1996; Senior Vice President, Texaco, Inc. 1987-1996, 1201 Louisiana, Suite 1400, Houston, TX 77002-5603.

WILLIAM B. ELLIS, DIRECTOR

Senior Fellow, Yale University School of Forestry and Environmental Studies, since 1995; Chairman and Chief Executive Officer, Northeast Utilities, 1983-1995, 31 Pound Foolish Lane, Glastonbury, CT 06033.

ROBERT M. FUREK, DIRECTOR

Chairman, State Board of Trustees for the Hartford School System, since 1997; President and Chief Executive Officer, Heublein, Inc., 1987-1996, 1 State Street, Suite 2310, Hartford, CT 06103.

CHARLES K. GIFFORD, DIRECTOR

Chairman and Chief Executive Officer since 1995, and President 1989-1995, BankBoston, N.A. and Chairman, since 1998, and Chief Executive Officer, since 1985, BankBoston Corporation, 100 Federal Street, Boston, MA 02110.

WILLIAM N. GRIGGS, DIRECTOR

Managing Director, Griggs & Santow, Inc., since 1983, 75 Wall Street, 20th Floor, New York, NY 10005.

GEORGE B. HARVEY, DIRECTOR

Retired Chairman, President and CEO, Pitney Bowes, since 1996, One Landmark Square, Suite 1905, 19th Floor, Stamford, CT 06901.

BARBARA B. HAUPTFUHRER, DIRECTOR

Director of various corporations, since 1972, 1700 Old Welsh Road, Huntington Valley, PA 19006.

SHELDON B. LUBAR, DIRECTOR

Chairman, Lubar & Co. Incorporated, since 1977, 700 North Water Street, Suite 1200, Milwaukee, WI 53202.

WILLIAM B. MARX, JR., DIRECTOR

Retired Senior Executive Vice President, Lucent Technologies, since 1996; Executive Vice President and CEO Multimedia Products Group, AT&T, 1994-1996; Executive Vice President and CEO, Network Systems Group, 1993-1994; Group Executive and President, AT&T Network Systems, 1989-1993. 5 Peacock Lane, Village of Golf, FL 33436-5299.

JOHN F. MAYPOLE, DIRECTOR

Managing Partner, Peach State Real Estate Holding Company, since 1984, 55 Sandy Hook Road - North, Sarasota, FL 34242.

JOHN J. PAJAK, DIRECTOR, PRESIDENT AND CHIEF OPERATING OFFICER

President and Chief Operating Officer, since 1996; Vice Chairman and Chief Administrative Officer, 1996; Executive Vice President, 1987-1996, MassMutual, 1295 State Street, Springfield, MA 01111.

THOMAS B. WHEELER, DIRECTOR, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Chairman and Chief Executive Officer, since 1996; President and Chief Executive Officer, 1988-1996, MassMutual, 1295 State Street, Springfield, MA 01111.

ALFRED M. ZEIEN, DIRECTOR

Chairman and Chief Executive Officer, The Gillette Company, since 1991, Prudential Tower, Boston, MA 02199.
EXECUTIVE VICE PRESIDENTS

LAWRENCE V. BURKETT, JR.

Executive Vice President and General Counsel, since 1993, Senior Vice President and Deputy General Counsel, 1992-1993, MassMutual, 1295 State Street, Springfield, MA 01111.

PETER J. DABOUL

Executive Vice President and Chief Information Officer, since 1997, Senior Vice President 1990-1997, MassMutual, 1295 State Street, Springfield, MA 01111.

JOHN B. DAVIES

Executive Vice President, since 1994; Associate Executive Vice President, 1994, General Agent, 1982-1993, MassMutual, 1295 State Street, Springfield, MA 01111.

DANIEL J. FITZGERALD

Executive Vice President, since 1994, Corporate Financial Operations, 1994-1997; Senior Vice President, 1991-1994, MassMutual, 1295 State Street, Springfield, MA 01111.

JAMES E. MILLER

Executive Vice President since 1997 and 1987-1996, MassMutual, Senior Vice President, UniCare Life and Health Insurance Company, 1996-1997, 1295 State Street, Springfield, MA 01111.

JOHN V. MURPHY

Executive Vice President, MassMutual, since 1997; Executive Vice President and Chief Operating Officer, David L. Babson & Co., Inc., 1995-1997; Chief Operating Officer, Concert Capital Management, Inc., 1993-1995, Senior Vice President and Chief Financial Officer, Liberty Financial Companies, 1977-1993, 1295 State Street, Springfield, MA 01111.

GARY E. WENDLANDT

Executive Vice President and Chief Investment Officer, since 1993; Executive Vice President, 1992-1993; MassMutual, 1295 State Street, Springfield, MA 01111.

JOSEPH M. ZUBRETSKY

Executive Vice President and Chief Financial Officer, since 1997, MassMutual, Chief Financial Officer, 1996, HealthSource, Coopers & Lybrand, 1990-1996, 1295 State Street, Springfield, MA 01111.

Report Of Independent Accountants

To the Board of Directors and Policyholders of Massachusetts Mutual Life Insurance Company

We have audited the accompanying statutory statements of financial position of Massachusetts Mutual Life Insurance Company as of December 31, 1997 and 1996, and the related statutory statements of income, changes in policyholders' contingency reserves, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the statutory financial statements of Connecticut Mutual Life Insurance Company ("Connecticut Mutual") for the year ended December 31, 1995, which statements reflect total revenue and net gain from operations constituting 26% and 22% of the related Company totals after restatement for the merger of the two companies. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Connecticut Mutual, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

As described more fully in Note 1, these financial statements were prepared in conformity with statutory accounting practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts and, for the pre-merger balances of Connecticut Mutual, the Department of Insurance of the State of Connecticut (collectively "statutory accounting practices"), which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable at this time, are presumed to be material.


In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Massachusetts Mutual Life Insurance Company at December 31, 1997 and 1996, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1997.

In our opinion, based upon our audits and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Massachusetts Mutual Life Insurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, on the statutory basis of accounting described in Note 1.

                                                 Coopers & Lybrand L.L.P.

Springfield, Massachusetts
February 6, 1998

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION


                                                           December 31,
                                                     1997                1996
                                                     ----                ----
                                                          (In Millions)
Assets:
Bonds............................................. $23,890.3          $24,299.3
Common stocks.....................................     354.7              336.6
Mortgage loans....................................   4,863.7            4,852.8
Real estate.......................................   1,697.7            1,840.9
Other investments.................................   1,963.8            1,425.6
Policy loans......................................   4,950.4            4,752.3
Cash and short-term investments...................   1,941.2            1,075.4
                                                   ---------          ---------

                                                    39,661.8           38,582.9

Investment and insurance amounts receivable.......   1,064.9            1,102.4
Other assets......................................     104.8               97.9
                                                   ---------          ---------

                                                    40,831.5           39,783.2

Separate account assets...........................  16,803.1           13,563.5
                                                   ---------          ---------

                                                   $57,634.6          $53,346.7
                                                   =========          =========

                 See notes to statutory financial statements.

Massachusetts Mutual Life Insurance Company

                                                           December 31,
                                                     1997                1996
                                                     ----                ----
                                                          (In Millions)

Liabilities:

Policyholders' reserves and funds................. $33,783.2          $33,341.5
Policyholders' dividends..........................     954.1              885.3
Policyholders' claims and other benefits..........     353.4              373.8
Federal income taxes..............................     436.5              440.7
Asset valuation reserve...........................     840.6              689.2
Investment reserves...............................     132.8              208.4
Amounts due on investments puchased and
 other liabilities................................   1,457.9            1,206.1
                                                   ---------          ---------

                                                    37,958.5           37,145.0

Separate account reserves and liabilities.........  16,802.8           13,563.1
                                                   ---------          ---------

                                                    54,761.3           50,708.1

Policyholders' contingency reserves...............   2,873.3            2,638.6
                                                   ---------          ---------

                                                   $57,634.6          $53,346.7
                                                   =========          =========


                 See notes to statutory financial statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF INCOME

                                                                  Years ended December 31,
                                                             1997          1996           1995
                                                             ----          ----           ----
                                                                       (In Millions)
Revenue:

Premium income............................................  $6,764.8      $6,328.6      $5,727.7
Net investment and other income...........................   2,904.4       2,861.1       2,898.4
                                                            --------      --------      --------

                                                             9,669.2       9,189.7       8,626.1
                                                            --------      --------      --------

Benefits and expenses:

Policy benefits and payments..............................   6,597.3       6,048.2       5,152.2
Addition to policyholder's reserves and funds.............     720.8         854.7       1,205.4
Commissions and operating expenses........................     766.1         763.5         833.7
State taxes, licenses and fees............................      81.5          96.4          89.4
Merger restructuring costs................................         -          66.1          44.0
                                                            --------      --------      --------

                                                             8,165.7       7,828.9       7,324.7
                                                            --------      --------      --------

Net gain before federal income taxes and dividends........   1,503.5       1,360.8       1,301.4

Federal income taxes......................................     284.4         276.7         206.2
                                                            --------      --------      --------

Net gain from operations before dividends.................   1,219.1       1,084.1       1,095.2

Dividends to policyholders................................     919.5         859.9         819.0
                                                            --------      --------      --------

Net gain from operations..................................     299.6         224.2         276.2

Net realized capital gain (loss)..........................     (42.5)         40.3         (85.8)
                                                            --------      --------      --------

Net income................................................  $  257.1      $  264.5      $  190.4
                                                            ========      ========      ========


              See notes to statutory financial statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF CHANGES
IN POLICYHOLDERS' CONTINGENCY RESERVES

                                                                  Years ended December 31,
                                                             1997          1996           1995
                                                             ----          ----           ----
                                                                       (In Millions)
Policyholder's contingency reserves, beginning of year....  $2,638.6      $2,600.9      $2,569.1
                                                            --------      --------      --------

Increases (decreases) due to:
 Net income...............................................     257.1         264.5         190.4
 Net unrealized capital gain (loss).......................     119.1          (1.7)         88.7
 Merger restructuring costs, net of fax...................         -             -         (45.4)
 Change in asset valuation and investment reserves........     (76.0)       (142.4)        (75.6)
 Change in prior year policyholders' reserves.............     (55.4)        (72.2)       (108.2)
 Change in non-admitted assets and other..................     (10.1)        (10.5)        (18.1)
                                                            --------      --------      --------

                                                               234.7          37.7          31.8
                                                            --------      --------      --------

Policyholders' contingency reserves, end of year..........  $2,873.3      $2,638.6      $2,600.9
                                                            ========      ========      ========

                 See notes to statutory financial statements.

Massachusetts Mutual Life Insurance Company

STATUTORY STATEMENTS OF CASH FLOWS

                                                                  Years ended December 31,
                                                             1997          1996           1995
                                                             ----          ----           ----
                                                                       (In Millions)
Operating acitivites:
Net income...............................................  $   257.1     $   264.5     $   190.4
Addition to policyholders' reserves and funds,
 net of transfers to separate accounts...................      421.3         426.7         575.8
Net realized capital (gain) loss.........................       42.5         (40.3)         85.8
Other changes............................................      (58.1)       (232.8)        (25.2)
                                                           ---------     ---------     ---------

Net cash provided by operating activities................      662.8         418.1         826.8
                                                           ---------     ---------     ---------

Investing activities:
Purchases of investments and loans.......................  (12,292.7)    (10,171.5)    (10,364.2)
Sales or maturities of investments and receipts
 from repayment of loans.................................   12,545.7       8,539.3       9,671.1
                                                           ---------     ---------     ---------

Net cash provided by (used in) investing activities......      253.0      (1,632.2)       (693.1)
                                                           ---------     ---------     ---------

Financing activities:
Repayments of long-term debt.............................      (50.0)        (53.3)        (46.4)
                                                           ---------     ---------     ---------

Net cash used by financing activities....................      (50.0)        (53.3)        (46.4)
                                                           ---------     ---------     ---------

Increase (decrease) in cash and short-term investments...      865.8      (1,267.4)         87.3

Cash and short-term investments, beginning of year.......    1,075.4       2,342.8       2,255.5
                                                           ---------     ---------     ---------

Cash and short-term investments, end of year.............  $ 1,941.2     $ 1,075.4     $ 2,342.8
                                                           =========     =========     =========

                 See Notes to Statutory Financial Statements.

Notes To Statutory Financial Statements

Massachusetts Mutual Life Insurance Company ("the Company") is a mutual life insurance company and as such has no shareholders. The Company's primary business is individual life insurance, annuity and disability income products distributed primarily through career agents. The Company also provides a wide range of pension products and services, as well as investment services to individuals, corporations and institutions in all 50 states and the District of Columbia.

On March 1, 1996, the operations of the former Connecticut Mutual Life Insurance Company ("Connecticut Mutual") were merged into the Company. This merger was accounted for under the pooling of interests method of accounting. For the purposes of this presentation, these financial statements reflect historical amounts giving retroactive effect as if the merger had occurred on January 1, 1995 in conformity with the practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts. In 1996, merger-related expenses totaling $66.1 million were recorded in the Statutory Statement of Income. In 1995, merger-related expenses incurred by Massachusetts Mutual (the Company prior to the merger) of $44.0 million, were recorded in the Statutory Statement of Income and the expenses incurred by Connecticut Mutual of $45.4 million, net of tax, were recorded as a component of changes in policyholders' contingency reserves, as permitted by each company's regulatory authority. On the merger date, policyholders' reserves attributable to disability income contracts were strengthened by $75.0 million, investment reserves for real estate were increased by $49.8 million and net prepaid pension assets were increased by $10.4 million with all adjustments reflected as a change to policyholders' contingency reserves. The separate results of each company prior to the merger for the year ended December 31, 1995, were as follows: (a) revenue was $6,443.8 million for Massachusetts Mutual and $2,182.3 million for Connecticut Mutual; (b) net income was $160.7 million for Massachusetts Mutual and $29.6 million for Connecticut Mutual and (c) policyholders' contingency reserves increased by $143.7 million for Massachusetts Mutual and decreased by $112.0 million for Connecticut Mutual.

On March 31, 1996, the Company sold MassMutual Holding Company Two, Inc., a wholly-owned subsidiary, and its subsidiaries, including Mirus Life Insurance Company (formerly the MML Pension Insurance Company; currently doing business as "UniCARE"), which comprised the Company's group life and health business, to WellPoint Health Networks, Inc. The Company received total consideration of $402.2 million ($340.0 million in cash and $62.2 million in notes receivable) and recognized a before tax gain of $187.9 million. The Company, pursuant to a 1994 reinsurance agreement, cedes its group life, accident and health business to UniCARE. The Company's investment in MassMutual Holding Company Two, Inc. amounted to $187.8 million at December 31, 1995; its gain from operations included a $41.0 million dividend received from MIRUS in 1995. Additionally, this investment produced an unrealized gain of $13.9 million in 1995.

1. SUMMARY OF ACCOUNTING PRACTICES

The accompanying statutory financial statements, except as to form, have been prepared in conformity with the statutory accounting practices of the National Association of Insurance Commissioners ("NAIC") and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts and, for the pre-merger balances of Connecticut Mutual, the Department of Insurance of the State of Connecticut (collectively "statutory accounting practices"), which practices were at one time also considered to be in conformity with generally accepted accounting principles ("GAAP").

The accompanying statutory financial statements are different in some respects from GAAP financial statements. The more significant differences are as follows:
(a) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to current operations as incurred, whereas GAAP would require these expenses to be capitalized and recognized over the life of the policies; (b) policy reserves are based upon statutory mortality and interest requirements without consideration of withdrawals, whereas GAAP reserves would be based upon reasonably conservative estimates of mortality, morbidity, interest and withdrawals; (c) bonds are generally carried at amortized cost whereas GAAP generally requests they be valued at fair value; (d) deferred income taxes are not provided for book-tax timing differences as would be required by GAAP, and (e) payments received for universal and variable life products, variable annuities and investment related products are reported as premium revenue, whereas under GAAP, these payments would be recorded as deposits to policyholders' account balances.

The NAIC is currently engaged in an extensive project ("Codification") to codify statutory accounting principles with a goal of providing a comprehensive guide of statutory accounting principles for use by insurers in all states. This comprehensive guide, which has not been approved by the NAIC or any state insurance department, includes seventy-two Statements of Statutory Accounting Principles ("SSAPs") and is expected to be effective no earlier than January 1, 1999. The effect of adopting these SSAPs shall be reported as an adjustment to surplus on the effective date. Management is currently reviewing the impact of Codification. However, since the SSAPs have not been finalized, the ultimate impact cannot be determined at this time.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities at the date of the financial statements. Management must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in these financial statements.

The following is a description of the Company's principal accounting policies and practices.

A.  Investments

Bonds and stocks are valued in accordance with rules established by the National Association of Insurance Commissioners. Generally, bonds are valued at amortized cost, preferred stocks in good standing at cost, and common stocks, except for unconsolidated subsidiaries, at fair value.

Mortgage loans are valued at unpaid principal less unamortized discount. Real estate is valued at cost less accumulated depreciation, impairment allowances and mortgage encumbrances. Encumbrances totaled $14.2 million in 1997 and $27.3 million in 1996. Depreciation on investment real estate is calculated using the straight-line and constant yield methods.

Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy.

Short-term investments are stated at amortized cost, which approximates fair value.

Investments in unconsolidated subsidiaries and affiliates, joint ventures and other forms of partnerships are included in other investments on the Statutory Statement of Financial Position and are accounted for using the equity method.

In compliance with regulatory requirements, the Company maintains an Asset Valuation Reserve and an Interest Maintenance Reserve. The Asset Valuation Reserve and other investment reserves stabilize the policyholders' contingency reserves against fluctuations in the value of stocks, as well as declines in the value of bonds, mortgage loans and real estate investments.

The Interest Maintenance Reserve captures after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed income investments, as well as other financial instruments, including financial futures, U.S. Treasury purchase commitments, options, interest rate swaps, interest rate caps and interest rate floors. These interest rate related gains and losses are amortized into income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset. Net realized after tax capital gains of $95.4 million in 1997, $73.1 million in 1996, and net realized after tax capital losses of $130.7 million in 1995 were charged to the Interest Maintenance Reserve. Amortization of the Interest Maintenance Reserve into net investment income amounted to $31.0 million in 1997, $26.9 million in 1996, and $5.0 million in 1995.

Realized capital gains and losses, less taxes, not includable in the Interest Maintenance Reserve, are recognized in net income. Realized capital gains and losses are determined using the specific identification method. Unrealized capital gains and losses are included in policyholders' contingency reserves.

B.  Separate Accounts

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of pension, variable annuity and variable life insurance contract holders. Assets consist principally of marketable securities reported at fair value. Premiums, benefits and expenses of the separate accounts are reported in the Statutory Statement of Income. The Company receives administrative and investment advisory fees from these accounts.

C.  Non-admitted Assets

Assets designated as "non-admitted" (principally certain fixed assets, receivables and Interest Maintenance Reserve, when in a net loss deferral position) are excluded from the Statutory Statement of Financial Position by an adjustment to policyholders' contingency reserves.

D. Policyholders' Reserves and Funds

Policyholders' reserves for life contracts are developed using accepted actuarial methods computed principally on the net level premium and the Commissioners' Reserve Valuation Method bases using the American Experience and the 1941, 1958 and 1980 Commissioners' Standard Ordinary mortality tables with assumed interest rates ranging from 2.5 to 6.0 percent.

Reserves for individual annuities, guaranteed investment contracts and deposit administration and immediate participation guarantee funds are based on accepted actuarial methods principally at interest rates ranging from 2.25 to 11.25 percent. Reserves for policies and contracts considered investment contracts have a carrying value of $8,077.9 million and $9,073.8 million at December 31, 1997 and 1996, respectively (fair value of $8,250.0 million and $9,324.6 million at December 31, 1997 and 1996, respectively as determined by discounted cash flow projections). Accident and health policy reserves are generally calculated using the two-year preliminary term, net level premium and fixed net premium methods and various morbidity tables.

The Company made certain changes in the valuation of policyholders' reserves of $55.4 million in 1997 and $72.2 million in 1996. The effects of these changes were recorded as a decrease to policyholders' contingency reserves.

E. Premium and Related Expense Recognition

Life insurance premium revenue is recognized annually on the anniversary date of the policy. Annuity premium is recognized when received. Accident and health premiums are recognized as revenue when due. Commissions and other costs related to issuance of new policies, maintenance and settlement costs are charged to current operations when incurred.

F. Policyholders' Dividends

The Board of Directors annually approves dividends to be paid in the following year. These dividends are allocated to reflect the relative contribution of each group of policies to policyholders' contingency reserves and consider investment and mortality experience, expenses and federal income tax charges. The liability for policyholders' dividends is equal to the estimated amount of dividends to be paid in the following calendar year.

G. Cash and Short-term Investments

For purposes of the Statutory Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of twelve months or less to be cash and short-term investments.

2. POLICYHOLDERS' CONTINGENCY RESERVES

Policyholders' contingency reserves represent surplus of the Company as reported to regulatory authorities and are intended to protect policyholders against possible adverse experience.

The Company issued surplus notes of $100.0 million at 7 1/2 percent and $250.0 million at 7 5/8 percent in 1994 and 1993, respectively. These notes are unsecured and subordinate to all present and future indebtedness of the Company, policy claims and prior claims against the Company as provided by the Massachusetts General Laws. Issuance was approved by the Commissioner of Insurance of the Commonwealth of Massachusetts ("the Commissioner").

All payments of interest and principal are subject to the prior approval of the Commissioner. Sinking fund payments are due as follows: $62.5 million in 2021, $87.5 million in 2022, $150.0 million in 2023 and $50.0 million in 2024.

Interest on the notes issued in 1994 is scheduled to be paid on March 1 and September 1 of each year, to holders of record on the preceding February 15 or August 15, respectively. Interest on the notes issued in 1993 is scheduled to be paid on May 15 and November 15 of each year, to holders of record on the preceding May 1 or November 1, respectively. Interest expense is not recorded until approval for payment is received from the Commissioner. Interest of $26.6 million was approved and paid in 1997, 1996 and 1995.

The proceeds of the notes, less a $28.3 million reserve in 1997, and a $32.2 million reserve in 1996 for contingencies associated with the issuance of the notes, are recorded as a component of the Company's policyholders' contingency reserves as approved by the Commissioner. These reserves, as permitted by the Division of Insurance, are included in investment reserves on the Statutory Statement of Financial Position.

3. EMPLOYEE BENEFIT PLANS

The Company's employee benefit plans include plans in place for the employees of Massachusetts Mutual and Connecticut Mutual prior to the merger. Employees previously covered by the Connecticut Mutual pension plans will continue coverage under these plans. All other employees, including employees hired after the merger date, will be covered by the Massachusetts Mutual benefit plans.

A. Pension

The Company has two non-contributory defined benefit plans covering substantially all of its employees. One plan includes employees previously employed by Connecticut Mutual; the other includes all other eligible employees. Benefits are based on the employees' years of service, compensation during the last five years of employment and estimated social security retirement benefits. The Company accounts for these plans following Financial Accounting Standards Board Statement No. 87, "Employers' Accounting for Pensions." Accordingly, as permitted by the Massachusetts Division of Insurance, the Company has recognized a pension asset of $157.4 million and $97.2 million at December 31, 1997 and 1996, respectively. On the merger date, the accounting for Connecticut Mutual pension plans was conformed to the Company's policy of recording pension plan assets and liabilities, resulting in a $10.4 million increase in policyholders' contingency reserves. Company policy is to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974 and, based on such requirements, no funding was required for the years ended December 31, 1997, 1996 and 1995. The assets of the plans are invested in the Company's general account and separate accounts.

The benefit status of the defined benefit plans as of December 31 is as follows:

                                               1997               1996
                                               ----               ----
                                                    (In Millions)
Accumulated benefit obligation               $  663.1           $  611.5
Vested benefit obligation                       653.8              606.5
Projected benefit obligation                    713.9              665.5
Plan assets at fair value                     1,154.2            1,201.7



The following assumptions were used in determining the actuarial present value of both the accumulated and projected benefit obligations.

                                             MassMutual      Connecticut Mutual
                                                Plan                Plan
                                                ----                ----

Discount rate - 1997                            7.25%               7.25%
Discount rate - 1996                            7.75                7.75
Increase in future compensation levels          4.00                5.00
Long-term rate of return on assets             10.00                9.00


In 1997, there was a significant reduction in plan participants in the Connecticut Mutual Plan which resulted in recognition of a pension plan curtailment gain of $10.7 million.

As a result of the sale of Mirus Life Insurance Company, there was a significant reduction in plan participants which resulted in recognition of a pension plan curtailment gain of $15.3 million in 1996.

The Company also has defined contribution plans for employees and agents. The expense credited to operations for all pension plans is $38.9 million in 1997, $32.7 million in 1996 and $10.9 million in 1995.

B. Life and Health

Certain life and health insurance benefits are provided to retired employees and agents through group insurance contracts. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company. The Company adopted the National Association of Insurance Commissioners' accounting standard for post-retirement life and health benefit costs, requiring these benefits to be accounted for using the accrual method for employees and agents eligible to retire and current retirees.

The following assumptions were used in determining the accumulated postretirement benefit liability.

                                              MassMutual      Connecticut Mutual
                                                 Plan               Plan
                                                 ----               ----

Discount - 1997                                  7.25%              7.25%
Discount - 1996                                  7.75               7.75
Assumed increases in medical cost
 rates in the first year                         6.25 - 6.75        9.50
 declining to                                    4.75               5.00
 within                                          5 years            5 years



The initial transition obligation of $137.9 million is being amortized over twenty years through 2012. At December 31, 1997 and 1996, the net unfunded accumulated benefit obligation was $124.2 million and $124.1 million, respectively, for employees and agents eligible to retire or currently retired and $34.7 million and $33.8 million, respectively, for participants not eligible to retire. A Retired Lives Reserve Trust was funded to pay life insurance premiums for certain retired employees. Trust assets available for benefits were $21.7 million and $23.0 million at December 31, 1997 and 1996, respectively.

As a result of the sale of Mirus Life Insurance Company, there was a significant reduction in plan participants which resulted in recognition of a life and health plan curtailment loss of $13.9 million in 1996.

The expense for 1997, 1996 and 1995 was $16.5 million, $17.6 million, and $22.9 million, respectively. A one percent increase in the annual assumed increase in medical cost rates would increase the 1997 accumulated postretirement benefit liability and benefit expense by $10.9 million and $1.4 million, respectively.

4. RELATED PARTY TRANSACTIONS

Pursuant to two 1994 reinsurance agreements with Mirus Life Insurance Company (Mirus) whereby the Company assumed all of the single premium immediate annuity business written by Mirus and ceded all of its group life, accident and health business to Mirus. A gain from operations of this business was reflected in 1995 as a $41.0 million dividend received from Mirus, which was recorded as net investment income on the Statutory Statement of Income. As previously discussed, on March 31, 1996, the Company sold MassMutual Holding Company Two, Inc. a wholly-owned subsidiary, and its subsidiaries, including Mirus Life Insurance Company to WellPoint Health Networks, Inc.

The Company has a modified coinsurance quota-share reinsurance agreement with a wholly-owned subsidiary, C.M. Life Insurance Company, whereby the Company assumes 75% of the premiums on certain universal life policies issued by C.M. Life. The Company pays a stipulated expense allowance, death and surrender benefits, and a modified coinsurance adjustment. Reserves for payment of future benefits are retained by C.M. Life.

5. FEDERAL INCOME TAXES

Provision for federal income taxes is based upon the Company's best estimate of its current tax liability. No deferred tax effect is recognized for temporary differences that may exist between financial reporting and taxable income. Accordingly, the reporting of equity tax (essentially a reduction in the deduction for policyholder dividends) and miscellaneous temporary differences, such as reserves, acquisition costs and restructuring costs, resulted in effective tax rates which differ from the statutory tax rate.

The Internal Revenue Service has completed examining the Company's income tax returns through the year 1992 for Massachusetts Mutual and 1991 for Connecticut Mutual, and is currently examining Massachusetts Mutual for the years 1993 and 1994, and Connecticut Mutual for the years 1992 through 1995. The Company believes any adjustments resulting from such examinations will not materially affect its financial statements.

Components of the formula authorized by the Internal Revenue Service for determining deductible policyholder dividends have not been finalized for 1997 or 1996. The Company records the estimated effects of anticipated revisions in the Statutory Statement of Income.

The Company plans to file its 1997 federal income tax return on a consolidated basis with its life and non-life affiliates with the exception of C.M. Life Insurance Company. The Company and its eligible life and non-life affiliates are subject to a written tax allocation agreement, which allocates the group's consolidated tax liability for payment purposes. Generally, the agreement provides that members with losses shall be compensated for the use of their losses and credits by other members.

The Company made federal tax payments of $353.4 million in 1997, $330.7 million in 1996 and $147.3 million in 1995.

6.  INVESTMENTS

The Company maintains a diversified investment portfolio. Investment policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality or individual investment. In the normal course of business, the Company enters into commitments to purchase privately placed bonds and to issue mortgage loans.

A.  Bonds

The carrying value and estimated fair value of bonds are as follows:


                                                December 31, 1997
                                                -----------------
                                                 Gross      Gross     Estimated
                                   Carrying   Unrealized  Unrealized    Fair
                                     Value       Gains      Losses      Value
                                     -----       -----      ------      -----
                                                  (In Millions)

U.S. Treasury securities          $ 6,241.0    $  470.5     $10.3     $ 6,701.2
  and obligations of U.S.
  government corporations
  and agencies
Debt securities issued by
  foreign governments                  83.5         4.4       3.0          84.9
Mortgage-backed securities          3,390.8       187.9       9.0       3,569.7
State and local governments           361.9        23.9        .6         385.2
Corporate debt securities          12,148.9       765.2      46.9      12,867.2
Utilities                             871.8       100.1       2.2         969.7
Affiliates                            792.4         2.8       1.0         794.2
                                  ---------    --------     -----     ---------
  TOTAL                           $23,890.3    $1,554.8     $73.0     $25,372.1
                                  =========    ========     =====     =========


                                                December 31, 1996
                                                -----------------
                                                 Gross      Gross     Estimated
                                   Carrying   Unrealized  Unrealized    Fair
                                     Value       Gains      Losses      Value
                                     -----       -----      ------      -----
                                                  (In Millions)

U.S. Treasury securities
  and obligations of U.S.
  government corporations
  and agencies                    $ 8,042.6    $  344.0    $ 56.3     $ 8,330.3
Debt securities issued by              95.2        10.2        .5         104.9
  foreign governments
Mortgage-backed securities          3,014.0       119.0      43.3       3,089.6
State and local governments           173.2        13.1       2.1         184.2
Corporate debt securities          11,675.2       528.0     133.3      12,069.9
Utilities                             975.0        87.0      18.5       1,043.5
Affiliates                            324.1         4.3       3.5         324.9
                                  ---------    --------    ------     ---------
  TOTAL                           $24,299.3    $1,105.6    $257.5     $25,147.3
                                  =========    ========    ======     =========

The carrying value and estimated fair value of bonds at December 31, 1997 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.


                                                                 Estimated
                                                Carrying           Fair
                                                 Value             Value
                                                 -----             -----
                                                      (In Millions)
Due in one year or less                        $   519.7         $   523.0
Due after one year through five years            3,972.1           4,104.6
Due after five years through ten years           7,423.3           7,838.1
Due after ten years                              5,254.9           5,888.1
                                               ---------         ---------
                                                17,170.0          18,353.8
Mortgage-backed securities, including
 securities guaranteed by the U.S.
 Government                                      6,720.3           7,018.3
                                               ---------         ---------

 TOTAL                                         $23,890.3         $25,372.1
                                               =========         =========


Proceeds from sales of investments in bonds were $11,427.8 million during 1997, $6,390.7 million during 1996 and $8,068.8 million during 1995. Gross capital gains of $200.7 million in 1997, $188.8 million in 1996 and $255.5 million in 1995 and gross capital losses of $68.8 million in 1997, $255.5 million in 1996 and $67.1 million in 1995 were realized on those sales, portions of which were included in the Interest Maintenance Reserve. The estimated fair value of non-publicly traded bonds is determined by the Company using a pricing matrix.

B.  Stocks

Preferred stocks in good standing had fair values of $145.5 million in 1997 and $150.8 million in 1996, using a pricing matrix for non-publicly traded stocks and quoted market prices for publicly traded stocks. Common stocks, except for unconsolidated subsidiaries, had a cost of $250.3 million in 1997 and $249.2 million in 1996.

C.  Mortgages

The fair value of mortgage loans, as determined from a pricing matrix for performing loans and the estimated underlying real estate value for non-performing loans, approximated carrying value.

The Company had restructured loans with book values of $202.3 million, and $383.5 million at December 31, 1997 and 1996, respectively. These loans typically have been modified to defer a portion of the contracted interest payments to future periods. Interest deferred to future periods totaled $5.1 million in 1997, $2.2 million in 1996 and $2.5 million in 1995.

D.  Other

The carrying value of investments which were non-income producing for the preceding twelve months was $5.7 million and $23.1 million at December 31, 1997 and 1996, respectively. The Company made voluntary contributions to the Asset Valuation Reserve of $6.8 million 1996. No additional voluntary contribution to the Asset Valuation Reserve was made in 1997.

It is not practicable to determine the fair value of policy loans as they do not have a stated maturity.

7.  PORTFOLIO RISK MANAGEMENT

The Company manages its investment risks, primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. The fair values of these instruments, described below, which are not recorded in the financial statements, are based upon market prices or prices obtained from brokers. The Company does not hold or issue these financial instruments for trading purposes.

The notional amounts described do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure of the Company. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices or financial or other indexes.

The Company enters into financial futures contracts for the purpose of managing interest rate exposure. Margin requirements are met with the deposit of securities. Futures contracts are generally settled with offsetting transactions. Gains and losses on financial futures contracts are recorded when the contract is closed and amortized through the Interest Maintenance Reserve over the remaining life of the underlying asset. As of December 31, 1997 and 1996, the Company did not have any open financial futures contracts.

The Company utilizes interest rate swap agreements, options, and purchased caps and floors to reduce interest rate exposures arising from mismatches between assets and liabilities and to modify portfolio profiles to manage other risks identified. Under interest rate swaps, the Company agrees to an exchange, at specified intervals, between streams of variable rate and fixed rate interest payments calculated by reference to an agreed-upon notional principal amount. Net amounts receivable and payable are accrued as adjustments to interest income and included in investment and insurance amounts receivable on the Statutory Statement of Financial Position. Gains and losses realized on the termination of contracts are amortized through the Interest Maintenance Reserve over the remaining life of the associated contract. At December 31, 1997 and 1996, the Company had swaps with notional amounts of $3,220.2 million and $2,090.3 million, respectively. The fair values of these instruments were $20.9 million at December 31, 1997 and $14.8 million at December 31, 1996.

Options grant the purchaser the right to buy or sell a security or enter into a derivative transaction at a stated price within a stated period. The Company's option contracts have terms of up to fifteen years. The amounts paid for options purchased are included in other investments on the Statutory Statement of Financial Position. Gains and losses on these contracts are recorded at the expiration or termination date and are amortized through the Interest Maintenance Reserve over the remaining life of the option contract. At December 31, 1997 and 1996, the Company had option contracts with notional amounts of $5,388.2 million and $1,928.4 million, respectively. The Company's credit risk exposure was limited to the unamortized costs of $59.0 million and $18.1 million, which had fair values of $99.6 million and $19.2 million at December 31, 1997 and 1996, respectively.

Interest rate cap agreements grant the purchaser the right to receive the excess of a referenced interest rate over a given rate calculated by reference to an agreed upon notional amount. Interest rate floor agreements grant the purchaser the right to receive the excess of a given rate over a referenced interest rate calculated by reference to an agreed upon notional amount. Amounts paid for interest rate caps and floors are amortized into interest income over the life of the asset on a straight-line basis. Unamortized costs are included in other investments on the Statutory Statement of Financial Position. Amounts receivable and payable are accrued as adjustments to interest income and included in the Statutory Statement of Financial Position as investment and insurance amounts receivable. Gains and losses on these contracts, including any unamortized cost, are recognized upon termination and are amortized through the Interest Maintenance Reserve over the remaining life of the associated cap or floor agreement. At December 31, 1997 and 1996, the company had agreements with notional amounts of $3,348.6 million and $3,859.6 million, respectively. The Company's credit risk exposure on these agreements is limited to the unamortized costs of $18.2 million and $22.0 million at December 31, 1997 and 1996, respectively. The fair values of these instruments were $23.4 million and $15.2 million at December 31, 1997 and 1996, respectively.

The Company utilizes asset swap agreements to reduce exposures, such as currency risk and prepayment risk, built into certain assets acquired. Cross-currency interest rate swaps allow investment in foreign currencies, increasing access to additional investment opportunities, while limiting foreign exchange risk. The net cash flows from asset and currency swaps are recognized as adjustments to the underlying assets' interest income. Gains and losses realized on the termination of these contracts adjusts the bases of the underlying asset. Notional amounts relating to asset and currency swaps totaled $225.6 million and $364.7 million at December 31, 1997 and 1996, respectively. The fair values of these instruments were an unrecognized loss of $1.7 million at December 31, 1997 and an unrecognized gain of $7.8 million at December 31, 1996.

Equity swap agreements are utilized to hedge exposure to market risk on public and private equity positions held in the Company's investment portfolio. Under equity swaps, the Company agrees to an exchange, at points in time specified in each contract, between streams of variable or fixed rate interest payments and the change in an underlying index, equity or basket of equities. The change in the underlying item is calculated by reference to the level of such item specified in the agreement. Net amounts receivable and payable are accrued as adjustments to interest income and included in investment and insurance amounts receivable on the Statutory Statement of Financial Position. Changes in the value of these contracts are recorded as realized gains and losses in the Statutory Statement of Income when contracts are closed. At December 31, 1997 and 1996, the Company had equity swap contracts with notional amounts of $160.0 million and $149.2 million, respectively. The fair values of these instruments were an unrealized loss of $5.1 million at December 31, 1997 and an unrealized gain of $11.9 million at December 31, 1996.

The Company enters into forward U.S. Treasury commitments for the purpose of managing interest rate exposure. The Company generally does not take delivery on forward commitments. These commitments are instead settled with offsetting transactions. Gains and losses on forward commitments are recorded when the commitment is closed and amortized through the Interest Maintenance Reserve over the remaining life of the asset. At December 31, 1997 and 1996, the Company had
U. S. Treasury purchase commitments which will settle during the following year with contractual amounts of $1,100.7 million and $1,639.4 million with fair values of $1,117.6 million and $1,627.4 million, respectively including net unrealized gains of $16.9 million at December 31, 1997 and net unrealized losses of $12.0 million at December 31, 1996.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. This exposure is limited to contracts with a positive fair value. The amounts at risk in a net gain position were $146.7 million and $53.9 million at December 31, 1997 and 1996, respectively. The Company monitors exposure to ensure counterparties are credit worthy and concentration of exposure is minimized. Additionally, contingent collateral positions have been obtained with counterparties when considered prudent.

8. REINSURANCE

The Company cedes all of its group life and health business to UniCARE and has other reinsurance agreements with other insurance companies in the normal course of business. Premiums, benefits to policyholders and provisions for future benefits are stated net of reinsurance. The Company remains liable to the insured for the payment of benefits if the reinsurer cannot meet its obligations under the reinsurance agreements. Premiums ceded were $294.6 million in 1997, $793.5 million in 1996 and $904.1 million in 1995.

9. LIQUIDITY

The withdrawal characteristics of the policyholders' reserves and funds, including separate accounts, and the invested assets which support them at December 31, 1997 are illustrated below:


                                                           (In Millions)
Total policyholders' reserves and funds and
  separate account liabilities                     $50,804.2
Not subject to discretionary withdrawal             (5,283.7)
Policy loans                                        (4,950.4)
                                                   ---------
 Subject to discretionary withdrawal                                  $40,570.1
                                                                      =========
Total invested assets, including separate          $56,464.7
Policy loans and other invested assets             (14,823.3)
                                                   ---------
 Marketable investments                                               $41,641.4
                                                                      =========

10. BUSINESS RISKS AND CONTINGENCIES

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity. In 1997 and 1996, the Company elected not to admit $21.4 million and $15.3 million, respectively, of guaranty fund premium tax offset receivables relating to prior assessments.

The Company is involved in litigation arising in and out of the normal course of its business. Management intends to defend these actions vigorously. While the outcome of litigation cannot be foreseen with certainty, it is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

11. RECLASSIFICATIONS

Certain 1996 and 1995 amounts have been reclassified to conform with the current year presentation.

12. SUBSIDIARIES AND AFFILIATED COMPANIES

A summary of ownership and relationship of the Company and its subsidiaries and affiliated companies as of December 31, 1997 is illustrated below. The Company provides management or advisory services to these companies. Subsidiaries are wholly-owned, except as noted.

Parent
------
Massachusetts Mutual Life Insurance Company

Subsidiaries of Massachusetts Mutual Life Insurance Company
-----------------------------------------------------------
C.M. Assurance Company
C.M. Benefit Insurance Company
C.M. Life Insurance Company
MassMutual Holding Company
MassMutual Holding Company Two, Inc. (Sold in March 1996)
MassMutual of Ireland, Limited
MML Bay State Life Insurance Company
MML Distributors, LLC

    Subsidiaries of MassMutual Holding Company
    ------------------------------------------
    GR Phelps, Inc.
    MassMutual Holding Trust I
    MassMutual Holding Trust II
    MassMutual Holding MSC, Inc.
    MassMutual International, Inc.
    MassMutual Reinsurance Bermuda (Sold in December 1996)
    MML Investor Services, Inc.
    State House One (Liquidated in December 1996)

    Subsidiaries of MassMutual Holding Trust I
    ------------------------------------------
    Antares Leveraged Capital Corporation -- 98.5%
    Charter Oak Capital Management, Inc. -- 80.0%
    Cornerstone Real Estate Advisors, Inc.
    DLB Acquisition Corporation -- 84.8%
    Oppenheimer Acquisition Corporation -- 88.55%

    Subsidiaries of MassMutual Holding Trust II
    -------------------------------------------
    CM Advantage, Inc. -- (Liquidated in December 1997)
    CM International, Inc.
    CM Property Management, Inc. -- (Liquidated in December 1997)
    High Yield Management, Inc.
    MMHC Investments, Inc.
    MML Realty Management
    Urban Properties, Inc.
    Westheimer 335 Suites, Inc.

    Subsidiaries of MassMutual International
    ----------------------------------------
    Compensa de Seguros de Vida S.A. -- 33.5%
    MassLife Seguros de Vida (Argentina) S. A.
    MassMutual International (Bermuda) Ltd.
    Mass Seguros de Vida (Chile) S. A. -- 33.5%
    MassMutual International (Luxemburg) S. A.

    MassMutual Holding MSC, Incorporated
    MassMutual/Carlson CBO N. V. -- 100%
    MassMutual Corporate Value Limited -- 46%
    9048 -- 5434 Quebec, Inc.

Affiliates of Massachusetts Mutual Life Insurance Company
---------------------------------------------------------
MML Series Investment Fund
MassMutual Institutional Funds
Oppenheimer Value Stock Fund

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                   STATUTORY STATEMENT OF FINANCIAL POSITION


                                             (Unaudited)
                                               March 31,      December 31,
                                                 1998             1997
                                              ----------       ----------
                                                     (In Millions)
Assets:

Bonds                                          $24,417.1        $23,890.3
Common stocks                                      349.3            354.7
Mortgage loans                                   4,967.1          4,863.7
Real estate                                      1,749.9          1,697.7
Other investments                                2,166.4          1,963.8
Policy loans                                     5,003.8          4,950.4
Cash and short-term investments                  1,847.3          1,941.2
                                               ---------        ---------

     Total invested assets                      40,500.9         39,661.8

Investment and insurance amounts receivable      1,043.6          1,064.9
Other assets                                       109.6            104.8
                                               ---------        ---------

                                                41,654.1         40,831.5

Separate account assets                         18,467.1         16,803.1
                                               ---------        ---------

                                               $60,121.2        $57,634.6
                                               =========        =========

                 See notes to statutory financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                                           (Unaudited)
                                             March 31,       December 31,
                                               1998              1997
                                            ----------        ----------
                                                    (In Millions)
Liabilities:

Policyholders' reserves and funds            $33,858.6         $33,783.2
Policyholders' dividends                         960.0             954.1
Policyholders' claims and other benefits         363.2             353.4
Federal income taxes                             577.0             436.5
Asset valuation reserve                          890.6             840.6
Investment reserves                              135.6             132.8
Amounts due on investments purchased and
  other liabilities                            1,866.6           1,457.9
                                             ---------         ---------

                                              38,651.6          37,958.5

Separate account reserves and liabilities     18,466.5          16,802.8
                                             ---------         ---------

                                              57,118.1          54,761.3


Policyholders' contingency reserves            3,003.1           2,873.3
                                             ---------         ---------

                                             $60,121.2         $57,634.6
                                             =========         =========

                 See notes to statutory financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                         STATUTORY STATEMENT OF INCOME


                                                      (Unaudited)
                                                  March 31,  March 31,
                                                    1998        1997
                                                    ----        ----
                                                     (In Millions)
Revenue:

Premium income                                   $ 1,769.3   $ 1,625.2
Net investment                                       730.9       701.8
Fees and other income                                  6.1         8.6
                                                 ---------   ---------

                                                   2,506.3     2,335.6
                                                 ---------   ---------
Benefits and expenses:

Policy benefits and payments                       1,630.9     1,584.0
Addition to policyholders' reserves and funds        287.1       187.0
Commissions                                           68.0        84.8
Operating expenses                                   105.1        80.1
State taxes, licenses and fees                        30.4        19.0
                                                 ---------   ---------

                                                   2,121.5     1,954.9
                                                 ---------   ---------

Net gain before federal income taxes and dividends   384.8       380.7

Federal income taxes                                  49.7        85.0
                                                 ---------   ---------

Net gain from operations before dividends            335.1       295.7

Dividends to policyholders                           226.0       212.3
                                                 ---------   ---------

Net gain from operations                             109.1        83.4

Net realized capital gain (loss)                       1.5       (16.9)
                                                 ---------   ---------

Net income                                       $   110.6   $    66.5
                                                 =========   =========

                 See notes to statutory financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                        STATUTORY STATEMENT OF CHANGES
                    IN POLICYHOLDERS' CONTINGENCY RESERVES


                                                          (Unaudited)
                                                       Three months ended
                                                            March 31,
                                                         1998       1997
                                                         ----       ----
                                                          (In Millions)
Policyholders' contingency reserves, beginning
  of year                                              $2,873.3   $2,638.6
                                                       --------   --------

Increases (decreases) due to:
  Net income                                              110.6       66.5
  Net unrealized capital gain                              75.8        2.2
  Change in asset valuation and investment reserves       (52.8)     (10.3)
  Change in prior year policyholders' reserves              0.5        0.4
  Change in non-admitted assets and other                  (4.3)      (6.0)
                                                       --------   --------

Policyholders' contingency reserves, end of period     $3,003.1   $2,691.4
                                                       ========   ========



                 See notes to statutory financial statements.

                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

                      STATUTORY STATEMENTS OF CASH FLOWS


                                                              (Unaudited)
                                                         For the Periods Ending
                                                               March 31,

                                                           1998         1997
                                                         --------     --------
                                                            (In Millions)

Operating activities:
  Net income                                           $    110.6   $     66.5
  Addition to policyholders' reserves and funds,
    net of transfers to separate accounts                    85.2         34.1
  Net realized capital (gain) loss                           (1.5)        16.9
  Change in federal income taxes payable                    140.5          4.9
  Other changes                                              30.8        (10.4)
                                                       ----------   ----------

  Net cash provided by operating activities                 365.6        112.0
                                                       ----------   ----------

Investing activities:

  Purchases of investments and loans                     (4,380.7)    (4,062.9)
  Sales or maturities of investments and receipts
    from repayment of loans                               3,921.2      4,069.5
                                                       ----------   ----------

  Net cash provided by (used in) investing activities      (459.5)         6.6
                                                       ----------   ----------

Increase (decrease) in cash and short-term investments      (93.9)       118.6

Cash and short-term investments, beginning of year        1,941.2      1,075.4
                                                       ----------   ----------

Cash and short-term investments, end of year           $  1,847.3   $  1,194.0
                                                       ==========   ==========


                 See notes to statutory financial statements.

                    NOTES TO STATUTORY FINANCIAL STATEMENTS


1. Basis of Presentation

   The accompanying interim statutory financial statements of Massachusetts Mutual Life Insurance Company (the "Company"), except as to form, have been prepared in conformity with the statutory accounting practices of the National Association of Insurance Commissioners and the accounting practices prescribed or permitted by the Division of Insurance of the Commonwealth of Massachusetts ("Division of Insurance").

   The accompanying statutory financial statements are different in some respects from GAAP financial statements. The more significant differences are as follows: (a) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to current operations as incurred, whereas GAAP would require these expenses to be capitalized and recognized over the life of the policies; (b) policy reserves are based upon statutory mortality and interest requirements without consideration of withdrawals, whereas GAAP reserves would be based upon reasonably conservative estimates of mortality, morbidity, interest and withdrawals; (c) bonds are generally carried at amortized cost whereas GAAP generally requires they be valued at fair value; (d) deferred income taxes are not provided for book-tax timing differences as would be required by GAAP; and (e) payments received for universal and variable life products, variable annuities and investment related products are reported as premium revenue, whereas under GAAP, these payments would be recorded as deposits to policyholders' account balances.

   The accompanying interim financial statements reflect, in the opinion of the Company's management, all adjustments (consisting of normal, recurring accruals) necessary for a fair presentation of the interim financial position and results of operations. Such statements should be read in conjunction with the annual financial statements.

2. Asset Valuation Reserve

   In compliance with regulatory requirements, the Company maintains the Asset Valuation Reserve. The balance as of March 31, 1998 reflects the year-to-date activity and a pro rata share of the annual contribution or amortization. The Asset Valuation Reserve and other investment reserves stabilize the policyholders' contingency reserves against fluctuations in the value of stocks, as well as declines in the value of bonds, mortgage loans and real estate investments. These other investment reserves for both periods are established each quarter based on the Company's best estimate at those dates and realized losses are taken after a complete analysis is performed during the fourth quarter.

3. Policyholders' Dividends

   In October, the Board of Directors annually approve dividends to be paid in the following year. The dividend liability recorded as of March 31, 1998 and December 31, 1997 is based on the dividend scales approved for those periods in October 1997 and reflects the dividends to be credited for the subsequent twelve months. In the fourth quarter of each year, the dividend liability is adjusted to reflect the dividend scale approved in October of that year.

4. New Accounting Pronouncements

   The NAIC is currently engaged in an extensive project to codify statutory accounting ("Codification") principles with a goal of providing a comprehensive guide of statutory accounting principles for use by insurers in all states. This comprehensive guide, which has been approved by the NAIC, but must be adopted by the Division of Insurance before the Company must comply with its provisions, includes seventy two Statements of Statutory Accounting Principles ("SSAPs"). At this time, it is uncertain when or if the Division of Insurance will adopt Codification, however, if adopted the effective date is expected to be no earlier than January 1, 1999. Management is currently reviewing the impact of Codification.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the "Commission") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                             RULE 484 UNDERTAKING

Article V of the Bylaws of MassMutual provide for indemnification of directors and officers as follows:

Article V.  Subject to limitations of law, the Company shall indemnify:

     (a) each director, officer or employee;

     (b) any individual who serves at the request of the Company as Secretary, a director, board member, committee member, officer or employee of any organization or any separate investment account; or

     (c) any individual who serves in any capacity with respect to any employee benefit plan; from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity.

     Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person's heirs and legal representatives. Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

            Notwithstanding the foregoing, no indemnification shall be provided with respect to:

            (1) any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

            (2) any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

            (3) any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person's indemnification is awarded by vote of the Board of Directors.

                In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person's conduct was such as precludes indemnification under any of such paragraphs.

                The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this
                Article V.

                Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                  REPRESENTATION UNDER SECTION 26(e)(2)(A) OF
                      THE INVESTMENT COMPANY ACT OF 1940

Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the flexible premium variable whole life insurance policies described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

                              CONTENTS OF FILING

This Registration Statement is comprised of the following documents:

            The Facing Sheet.

            Cross-Reference to items required by Form N-8B-2.


            The Prospectus consisting of 66 pages.

            The Undertaking to File Reports.

            The Undertaking pursuant to Rule 484 under the Securities Act of
            1933.

            Representation under Section 26(e)(2)(a) of the Investment Company Act of 1940.

            The Signatures.

            Written Consents of the Following Persons:

                1.  Coopers & Lybrand, L.L.P., independent
                    accountants;
                2. Counsel opining as to the legality of securities being registered;
                3. Opinion and consent of Craig Waddington, FSA, MAAA, opining as to actuarial matters contained in the Registration Statement.

The following Exhibits:

            99. The following Exhibits correspond to those required by Paragraph
                A of the instructions as to Exhibits in Form N-8B-2:


            A.  1.  Form of Certificate of the Resolution of the Board of
                    Directors establishing the VUL segment of the Separate Account./1/

                2.  Not Applicable.

                3.  Form of Distribution Agreements:


                    a. Form of Distribution Servicing Agreement between MML Distributors, LLC and MassMutual./2/

                    b. Form of Co-Underwriting Agreement between MML Investors Services, Inc. and MassMutual./2/

                4.  Not Applicable.


                5.  Form of Flexible Premium Adjustable Variable Life
                    Policy./1/

                6.  a.  Certificate of Incorporation of MassMutual./3/

                    b.  By-Laws of MassMutual./3/

                7.  Not Applicable.


                8.  Form of Participation Agreement.

                    a.   Oppenheimer Variable Account Fund/4/

                    b.   Variable Insurance Products Fund II/4/

                    c.   T. Rowe Price Equity Series, Inc./4/

                    d.   American Century Variable Portfolios, Inc./4/

                9.  Not Applicable.


                10. Form of Application for a Flexible Premium Adjustable
                    Variable Life insurance policy./1/

                11. Memorandum describing MassMutual issuance, transfer, and redemption procedures for the Policy.

          99.B. Opinion and Consent of Counsel as to the legality of the securities being registered.

          99.C. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

          99.D. Not Applicable.


          99.E. Consent of Coopers & Lybrand L.L.P.

          99.F. Opinion and consent of Craig Waddington, FSA, MAAA, as to actuarial matters pertaining to the securities being registered.


          99.G. Powers of Attorney/3/

          27    Not Applicable


/1/ Incorporated by reference to the Initial Registration Statement No. 333-49475 as an exhibit filed with the Commission effective April 6, 1998.


/2/ Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement No. 33-89798 as an exhibit filed with the Commission effective May 1, 1996.

/3/ Incorporated by reference to Initial Registration Statement of the Separate Account as an exhibit filed with the Commission on February 28, 1997. (Registration No. 333-22557).

/4/ Incorporated by reference to Pre-Effective Amendment No. 2 to SVUL Registration Statement No. 333-41657 as an exhibit filed with the Commission on May 26, 1998.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this initial Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 24th day of June, 1998.

     MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

     MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
     (Depositor)

     By: /s/ Thomas B. Wheeler*
         --------------------------------------
     Thomas B. Wheeler, Chief Executive Officer
     Massachusetts Mutual Life Insurance Company


/s/ Richard M. Howe   On June 24, 1998, as Attorney-in-Fact pursuant to
--------------------
*Richard M. Howe      powers of attorney incorporated by reference.

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.


        Signature                      Title                        Date
        ---------                      -----                        ----
/s/ Thomas B. Wheeler*         Chief Executive Officer and         June 24, 1998
-----------------------------
Thomas B. Wheeler              Chairman of the Board

/s/ John J. Pajak*             President, Chief Operating Officer  June 24, 1998
-----------------------------
John J. Pajak                  and Director

/s/ Joseph M. Zubretsky*       Executive Vice President,           June 24, 1998
-----------------------------
Joseph M. Zubretsky            Chief Financial Officer &
                               Chief Accounting Officer

/s/ Roger G. Ackerman*         Director                            June 24, 1998
-----------------------------
Roger G. Ackerman

/s/ James R. Birle*            Director                            June 24, 1998
-----------------------------
James R. Birle

/s/ Gene Chao*                 Director                            June 24, 1998
-----------------------------
Gene Chao, Ph.D.

/s/ Patricia Diaz Dennis*      Director                            June 24, 1998
-----------------------------
Patricia Diaz Dennis

/s/ Anthony Downs*             Director                            June 24, 1998
-----------------------------
Anthony Downs

/s/ James L. Dunlap*           Director                            June 24, 1998
-----------------------------
James L. Dunlap

/s/ William B. Ellis*          Director                            June 24, 1998
-----------------------------
William B. Ellis, Ph.D.

/s/ Robert M. Furek*           Director                            June 24, 1998
-----------------------------
Robert M. Furek

/s/ Charles K. Gifford*        Director                            June 24, 1998
-----------------------------
Charles K. Gifford

/s/ William N. Griggs*         Director                            June 24, 1998
-----------------------------
William N. Griggs

/s/ George B. Harvey*          Director                            June 24, 1998
-----------------------------
George B. Harvey

/s/ Barbara B. Hauptfuhrer*    Director                            June 24, 1998
-----------------------------
Barbara B. Hauptfuhrer

/s/ Sheldon B. Lubar*          Director                            June 24, 1998
-----------------------------
Sheldon B. Lubar

/s/ William B. Marx, Jr.*      Director                            June 24, 1998
-----------------------------
William B. Marx, Jr.

/s/ John F. Maypole*           Director                            June 24, 1998
-----------------------------
John F. Maypole

/s/ Alfred M. Zeien*           Director                            June 24, 1998
-----------------------------
Alfred M. Zeien

/s/ Richard M. Howe*           On June 24, 1998, as Attorney-in-Fact pursuant to
-----------------------------
*Richard M. Howe               powers of attorney.

                                 EXHIBIT LIST


99.A.11. Memorandum describing MassMutual issuance, transfer, and redemption procedures for the Policy.

99.B. Opinion and Consent of Counsel as to the legality of the securities being registered.

99.E.     Consent of Coopers & Lybrand L.L.P.

99.F. Opinion and consent of Craig Waddington, FSA, MAAA, as to actuarial matters pertaining to the securities being registered.